Exhibit 99.1

complete financial statements in PRUDENTIAL Itaú Unibanco Holding S.A. June 30, 2020 Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020

ITAÚ UNIBANCO HOLDING S.A. To our stockholders: We present the Executive Board Report and the financial statements of ITAÚ UNIBANCO HOLDING S.A. and its subsidiaries (ITAÚ UNIBANCO HOLDING PRUDENTIAL), for the periods from June 30, 2020 and December 31, 2019 for balance sheet accounts and January 1 to June 30, 2020 and 2019 for income statement accounts, which were prepared in accordance with Brazilian Central Bank (BACEN), Resolution No. 4,280 of October 31,2013 and Circular Letter No. 3,701 of March 13, 2014, and fit for the specific purposes of this resolution. Net income and stockholder’ equity ITAÚ UNIBANCO HOLDING PRUDENTIAL net income totaled R$ 6,602 million for the period and net earnings per share – basic were R$ 0,67 and net earnings per share—diluted were R$ 0,68. Consolidated stockholders’ equity totaled R$ 126,420 million. Assets and funds raised Assets totaled R$ 1,871,211 and were substantially composed of R$ 737,805 million ion of Interbank Investments, Securities and Derivative Financial Instruments, and R$ 725.448 million of Loan, Lease and Other Credit Operations and the Foreign Exchange Portfolio. Circular letter No. 3,068/01 of BACEN ITAÚ UNIBANCO HOLDING PRUDENTIAL hereby represents that it has the financial capacity and the intention to hold to maturity securities classified under the line “held-to-maturity securities” in the balance sheet, amounting to R$ 51, corresponding to only 12.0% of the total securities and derivative financial instruments held. Acknowledgements We thank our stockholders and clients for their support and trust, and our employees for their determination and commitment, which have been essential to reaching these positive results. São Paulo, August 25, 2020. Executive Board Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 1.1

ITAÚ UNIBANCO HOLDING S.A. BOARD OF DIRECTORS Co-Chairmen Pedro Moreira Salles Roberto Egydio Setubal Vice President Ricardo Villela Marino Members Alfredo Egydio Setubal Ana Lúcia de Mattos Barretto Villela Fábio Colletti Barbosa Frederico Trajano Inácio Rodrigues (1) Gustavo Jorge Laboissière Loyola João Moreira Salles José Galló Marco Ambrogio Crespi Bonomi Pedro Luiz Bodin de Moraes AUDIT COMMITTEE Chairman Gustavo Jorge Laboissière Loyola Members Antonio Carlos Barbosa de Oliveira Antonio Francisco de Lima Neto Diego Fresco Gutierrez Luciana Pires Dias (2) Maria Helena dos Santos Fernandes de Santana (3) Otavio Yazbek (2) Rogério Paulo Calderón Peres FISCAL COUNCIL Chairman José Caruso Cruz Henriques Members Alkimar Ribeiro Moura Eduardo Azevedo do Valle Accountant Arnaldo Alves dos Santos CRC 1SP210058/O-3 BOARD OF EXECUTIVE OFFICERS Chief Executive Officer Candido Botelho Bracher Senior Vice Presidents (“Diretores Gerais”) Caio Ibrahim David Márcio de Andrade Schettini Executive Vice-Presidents André Sapoznik Claudia Politanski Milton Maluhy Filho Executive Officers Alexsandro Broedel Lopes (4) Fernando Barçante Tostes Malta Leila Cristiane Barboza Braga de Melo Paulo Sergio Miron Officers Adriano Cabral Volpini Álvaro Felipe Rizzi Rodrigues Andre Balestrin Cestare Emerson Macedo Bortoloto Gilberto Frussa José Virgilio Vita Neto Renato Barbosa do Nascimento Rodrigo Luís Rosa Couto Sergio Mychkis Goldstein Tatiana Grecco (1) Elected at the A/ESM of April 28, 2020, approved by the Central Bank of Brazil (BACEN) on 7/02/2020 (2) Elected on the Board of Directors’ Meeting of April 30, 2020, approved by the Central Bank of Brazil (BACEN) on July 8, 2020; investiture under formalization procedures (3) Not reinstated in the Meeting of the Board of Directors of April 30, 2020, remaining in the position until the new elected ones hold office (4) Group Executive Finance Director and Head of Investor Relations Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 2.1

**ITAÚ UNIBANCO HOLDING S.A.**

**Prudential Consolidated Balance Sheet (Note 2a)**

*(In millions of Reais)*

| Assets | Note | 06/30/2020 | 12/31/2019 |
|---|---|---|---|
| **Current assets** | | **1,226,736** | **1,022,183** |
| **Cash and cash equivalents** | | **85,238** | **64,848** |
| **Interbank investments** | **3b and 4** | **307,392** | **192,789** |
| Money market | | 264,189 | 169,332 |
| Interbank deposits | | 43,203 | 23,457 |
| **Securities and derivative financial instruments** | **3c, 3d and 5** | **208,630** | **152,560** |
| Own portfolio | | 158,484 | 84,301 |
| Subject to repurchase commitments | | 1,880 | 35,468 |
| Pledged in guarantee | | 5,582 | 7,865 |
| Deposited with the Central Bank of Brazil | | 5,788 | 3,573 |
| Securities under resale agreements with free movement | | 3,598 | 3,627 |
| Derivative financial instruments | | 33,298 | 17,726 |
| **Interbank accounts** | | **126,676** | **135,116** |
| Pending settlement | | 36,907 | 43,466 |
| Central Bank of Brazil deposits | | 89,744 | 91,248 |
| National Housing System (SFH) | | - | 4 |
| Correspondents | | 23 | 41 |
| Interbank Onlending | | 2 | 357 |
| **Interbranch accounts** | | **398** | **373** |
| **Loan, lease and other credit operations** | **6** | **341,382** | **314,067** |
| Operations with credit granting characteristics | 3e | 361,985 | 333,847 |
| (Provision for loan losses) | 3f | (20,603) | (19,780) |
| **Other receivables - Sundry** | **9a** | **155,312** | **160,020** |
| **Other assets** | **3g** | **1,708** | **2,410** |
| Assets held for sale | | 1,162 | 1,158 |
| (Valuation allowance) | | (670) | (631) |
| Prepaid expenses | 3g and 9c | 1,216 | 1,883 |
| **Long term receivables** | | **584,279** | **449,373** |
| **Interbank investments** | **3b and 4** | **8,227** | **3,668** |
| Money market | | 86 | 162 |
| Interbank deposits | | 8,141 | 3,506 |
| **Securities and derivative financial instruments** | **3c, 3d and 5** | **213,556** | **167,471** |
| Own portfolio | | 99,356 | 89,377 |
| Subject to repurchase commitments | | 26,856 | 34,240 |
| Pledged in guarantee | | 3,247 | 2,763 |
| Deposited with the Central Bank of Brazil | | 1,044 | 590 |
| Securities under resale agreements with free movement | | 32,532 | 16,589 |
| Derivative financial instruments | | 50,521 | 23,912 |
| **Interbank accounts** | | **13** | **9** |
| Pending settlement | | 8 | 9 |
| National Housing System (SFH) | | 5 | - |
| **Loan, lease and other credit operations** | **6** | **268,602** | **230,847** |
| Operations with credit granting characteristics | 3e | 296,349 | 250,000 |
| (Provision for loan losses) | 3f | (27,747) | (19,153) |
| **Other receivables** | | **92,436** | **46,340** |
| Deferred tax assets | 13b I | 66,318 | 44,337 |
| Sundry | 9a | 26,118 | 2,003 |
| **Other assets - Prepaid Expenses** | **3g and 9c** | **1,445** | **1,038** |
| **Permanent assets** | | **60,196** | **60,950** |
| **Investments** | **3h** | **41,554** | **40,947** |
| Investments in associates and joint ventures | | 41,261 | 40,673 |
| Other investments | | 446 | 424 |
| (Allowance for losses) | | (153) | (150) |
| **Real estate in use** | **3i and 11a I** | **5,903** | **5,904** |
| Fixed assets for use | | 3,414 | 3,381 |
| Other fixed assets | | 14,888 | 14,020 |
| (Accumulated depreciation) | | (12,399) | (11,497) |
| **Goodwill and Intangible assets** | **3j, 3k and 11a II** | **12,739** | **14,099** |
| Goodwill | | 260 | 831 |
| Intangible assets | | 40,005 | 37,959 |
| (Accumulated amortization) | | (27,526) | (24,691) |
| **Total assets** | | **1,871,211** | **1,532,506** |

*The accompanying notes are an integral part of these financial statements*

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 | 3.1

**ITAÚ UNIBANCO HOLDING S.A.**
**Prudential Consolidated Balance Sheet (Note 2a)**
*(In millions of Reais)*

| Liabilities and stockholders' equity | Note | 06/30/2020 | 12/31/2019 |
|---|---|---|---|
| **Current liabilities** | | **1,149,030** | **959,989** |
| **Deposits** | **3b and 7b** | **485,462** | **336,524** |
| Demand deposits | | 119,258 | 82,834 |
| Savings deposits | | 163,761 | 144,563 |
| Interbank deposits | | 3,739 | 2,866 |
| Time deposits | | 198,680 | 106,252 |
| Other deposits | | 24 | 9 |
| **Deposits received under securities repurchase agreements** | **3b and 7c** | **258,923** | **237,324** |
| Own portfolio | | 23,482 | 72,496 |
| Third-party portfolio | | 207,072 | 148,021 |
| Free portfolio | | 28,369 | 16,807 |
| **Funds from acceptances and issuance of securities** | **3b and 7d** | **42,916** | **51,352** |
| Real estate, mortgage, credit and similar notes | | 34,414 | 41,567 |
| Foreign loans through securities | | 7,883 | 9,210 |
| Funding from strutured operations certificates | | 619 | 575 |
| **Interbank accounts** | | **43,894** | **48,771** |
| Pending settlement | | 42,020 | 48,061 |
| Correspondents | | 1,874 | 710 |
| **Interbranch accounts** | | **8,054** | **5,411** |
| Third-party funds in transit | | 7,770 | 5,297 |
| Internal transfer of funds | | 284 | 114 |
| **Borrowing and onlending** | **3b and 7e** | **75,446** | **63,796** |
| Borrowing | | 71,526 | 59,932 |
| Onlending | | 3,920 | 3,864 |
| **Derivative financial instruments** | **3d and 5f** | **37,194** | **18,799** |
| **Other liabilities** | | **197,141** | **198,012** |
| Subordinated debt | 7f | 6,986 | 4,099 |
| Sundry | 9d | 190,155 | 193,913 |
| **Long term liabilities** | | **581,242** | **426,453** |
| **Deposits** | **3b and 7b** | **252,291** | **182,158** |
| Interbank deposits | | 1,095 | 155 |
| Time deposits | | 251,196 | 182,003 |
| **Deposits received under securities repurchase agreements** | **3b and 7c** | **58,253** | **32,924** |
| Own portfolio | | 1,023 | 2,913 |
| Free portfolio | | 57,230 | 30,011 |
| **Funds from acceptances and issuance of securities** | **3b and 7d** | **102,224** | **92,217** |
| Real estate, mortgage, credit and similar notes | | 45,503 | 57,026 |
| Foreign loans through securities | | 56,233 | 34,656 |
| Funding from strutured operations certificates | | 488 | 535 |
| **Borrowing and onlending** | **3b and 7e** | **19,738** | **12,597** |
| Borrowing | | 11,964 | 4,813 |
| Onlending | | 7,774 | 7,784 |
| **Derivative financial instruments** | **3d and 5f** | **51,968** | **28,999** |
| **Other liabilities** | | **96,768** | **77,558** |
| Subordinated debt | 7f | 43,399 | 38,711 |
| Provision for deferred income tax and social contribution | 11b | 3,518 | 5,282 |
| Debt instruments eligible as capital | 7f | 24,453 | 16,652 |
| Sundry | 9d | 25,398 | 16,913 |
| **Deferred income** | **3p** | **3,129** | **2,708** |
| Capital | | 97,148 | 97,148 |
| Capital reserves | | 1,829 | 1,979 |
| Revenue reserves | | 31,657 | 36,414 |
| Other comprehensive income | 3c and 3d | (3,307) | (2,021) |
| (Treasury shares) | | (907) | (1,274) |
| **Total stockholders' equity of controlling shareholders** | **12** | **126,420** | **132,246** |
| Non-controlling interests | 12f | 11,390 | 11,110 |
| **Total stockholders' equity** | | **137,810** | **143,356** |
| **Total liabilities and stockholders' equity** | | **1,871,211** | **1,532,506** |

*The accompanying notes are an integral part of these financial statements*

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 | 3.2

**ITAÚ UNIBANCO HOLDING S.A.**
**Prudential Consolidated Statement of Income (Note 2a)**
*(In millions of Reais, except for number of shares and earnings per share information)*

| | Note | 01/01 to 06/30/2020 | 01/01 to 06/30/2019 |
|---|---|---|---|
| **Income from financial operations** | | **112,288** | **64,360** |
| Loan, lease and other credit operations | | 43,555 | 39,308 |
| Derivative financial instruments | | 30,996 | 21,304 |
| Foreign exchange operations | | 36,337 | 1,276 |
| Compulsory deposits | | 1,400 | 2,472 |
| **Expenses of financial operations** | | **(101,153)** | **(30,353)** |
| Money market | | (39,634) | (27,262) |
| Borrowing and onlending | 7e | (61,519) | (3,091) |
| **Income from financial operations before loan losses** | | **11,135** | **34,007** |
| **Result of allowance for loan losses** | **6** | **(16,388)** | **(6,971)** |
| Expenses for allowance for loan losses | | (17,790) | (8,507) |
| Income from recovery of credits written off as loss | | 1,402 | 1,536 |
| **Gross income from financial operations** | | **(5,253)** | **27,036** |
| **Other operating revenues (expenses)** | | **(4,922)** | **(7,738)** |
| Commissions and Banking Fees | 9e | 18,637 | 18,768 |
| Personnel expenses | 9g | (10,694) | (11,092) |
| Other administrative expenses | 9h | (11,036) | (9,867) |
| Tax expenses | 3o and 10a II | (2,061) | (3,546) |
| Equity in earnings of affiliates, jointly ventures and other investments | | 6,199 | 1,614 |
| Other operating revenues | | 878 | 668 |
| Other operating expenses | 9i | (6,845) | (4,283) |
| **Operating income** | | **(10,175)** | **19,298** |
| **Non-operating income** | | **346** | **(6)** |
| **Income before taxes on income and profit sharing** | | **(9,829)** | **19,292** |
| **Income tax and social contribution** | **3o and 10a I** | **14,898** | **(5,467)** |
| Due on operations for the period | | (6,599) | (3,760) |
| Related to temporary differences | | 21,497 | (1,707) |
| **Profit sharing – Management Members - Statutory** | **13b** | **(47)** | **(170)** |
| **Non-controlling interests** | **12f** | **1,580** | **(233)** |
| **Net income** | | **6,602** | **13,422** |
| **Earnings per share - Basic** | **16** | | |
| Common | | 0.68 | 1.38 |
| Preferred | | 0.68 | 1.38 |
| **Earnings per share - Diluted** | **16** | | |
| Common | | 0.67 | 1.37 |
| Preferred | | 0.67 | 1.37 |
| **Weighted average number of shares outstanding - Basic** | **16** | | |
| Common | | 4,958,290,359 | 4,958,290,359 |
| Preferred | | 4,798,481,927 | 4,777,575,546 |
| **Weighted average number of shares outstanding - Diluted** | **16** | | |
| Common | | 4,958,290,359 | 4,958,290,359 |
| Preferred | | 4,826,762,713 | 4,816,454,169 |

*The accompanying notes are an integral part of these financial statements*

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 | 3.3

ITAÚ UNIBANCO HOLDING S.A. Prudential Consolidated Statement of Comprehensive Income (In millions of Reais) Note 01/01 to 01/01 to 06/30/2020 06/30/2019 Net income 5,022 13,655 Financial assets at available for sale (2,096) 1,413 Change in fair value (3,756) 3,032 Tax effect 1,677 (1,268) (Gains) / losses transferred to income statement (31) (639) Tax effect 14 288 Hedge (3,697) (118) Cash flow hedge 5f V 268 (226) Change in fair value 522 (389) Tax effect (254) 163 Hedge of net investment in foreign operation 5f V (3,965) 108 Change in fair value (7,419) 185 Tax effect 3,454 (77) Remeasurements of liabilities for post-employment benefits (*) 30 (64) Remeasurements 17 52 (103) Tax effect (22) 39 Foreign exchange variation in foreign investments 4,477 (328) Total other comprehensive income (1,286) 903 Total comprehensive income 3,736 14,558 Comprehensive income attributable to the owners of the parent company 5,316 14,325 Comprehensive income attributable to non-controlling interests (1,580) 233 (*) Amounts that will not be subsequently reclassified to income. The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 3.4

**ITAÚ UNIBANCO HOLDING S.A.**
**Prudential Consolidated Statement of Changes in Stockholders' Equity (Note 13)**
*(In millions of Reais)*

| | Attributed to owners of the parent company | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | Other comprehensive income | | | | | | | |
| | Capital | Treasury shares | Capital reserves | Revenue reserves | Available for sale securities Adjustments [1] | Remeasurements of liabilities of post-employment benefits | Cumulative translation adjustments abroad | Gains and losses – Hedge [2] | Retained earnings | Total stockholders' equity – owners of the parent company | Total stockholders' equity – non-controlling interests | Total |
| **Balance at 01/01/2019** | **97,148** | **(1,819)** | **1,923** | **37,121** | **159** | **(1,001)** | **1,623** | **(3,299)** | **-** | **131,855** | **12,276** | **144,131** |
| Transactions with owners | - | 495 | (210) | - | - | - | - | - | - | 285 | 114 | 399 |
| Result of delivery of treasury shares | - | 495 | 349 | - | - | - | - | - | - | 844 | - | 844 |
| Recognition of share-based payment plans | - | - | (559) | - | - | - | - | - | - | (559) | - | (559) |
| (Increase) / Decrease to the owners of the parent company (Note 13) | - | - | - | - | - | - | - | - | - | - | 114 | 114 |
| Dividends - declared after 2018 - R$ 1.0507 per share | - | - | - | (10,215) | - | - | - | - | - | (10,215) | - | (10,215) |
| Interest on capital - declared after 2018 - R$ 0.7494 per share | - | - | - | (7,285) | - | - | - | - | - | (7,285) | - | (7,285) |
| Unclaimed dividends | - | - | - | - | - | - | - | - | 29 | 29 | - | 29 |
| Total comprehensive income | - | - | - | - | 1,413 | (64) | (328) | (118) | 13,422 | 14,325 | 233 | 14,558 |
| Net income | - | - | - | - | - | - | - | - | 13,422 | 13,422 | 233 | 13,655 |
| Other comprehensive income | - | - | - | - | 1,413 | (64) | (328) | (118) | - | 903 | - | 903 |
| Appropriations: | | | | | | | | | | | | |
| Legal reserve | - | - | - | 671 | - | - | - | - | (671) | - | - | - |
| Statutory reserve | - | - | - | 4,238 | - | - | - | - | (4,238) | - | - | - |
| Dividends | - | - | - | 5,335 | - | - | - | - | (8,542) | (3,207) | (195) | (3,402) |
| **Balance at 06/30/2019** | **97,148** | **(1,324)** | **1,713** | **29,865** | **1,572** | **(1,065)** | **1,295** | **(3,417)** | **-** | **125,787** | **12,428** | **138,215** |
| **Change in the period** | **-** | **495** | **(210)** | **(7,256)** | **1,413** | **(64)** | **(328)** | **(118)** | **-** | **(6,068)** | **152** | **(5,916)** |
| **Balance at 01/01/2020** | **97,148** | **(1,274)** | **1,979** | **36,414** | **1,262** | **(1,339)** | **1,082** | **(3,026)** | **-** | **132,246** | **11,110** | **143,356** |
| Transactions with owners | - | 367 | (150) | - | - | - | - | - | - | 217 | 2,324 | 2,541 |
| Result of delivery of treasury shares | - | 367 | 200 | - | - | - | - | - | - | 567 | - | 567 |
| Recognition of share-based payment plans | - | - | (350) | - | - | - | - | - | - | (350) | - | (350) |
| (Increase) / Decrease to the owners of the parent company (Note 13) | - | - | - | - | - | - | - | - | - | - | 2,324 | 2,324 |
| Other | - | - | - | 11 | - | - | - | - | - | 11 | - | 11 |
| Dividends - declared after 2019 - R$ 0.4832 per share | - | - | - | (4,709) | - | - | - | - | - | (4,709) | - | (4,709) |
| Interest on capital - declared after 2019 - R$ 0.5235 per share | - | - | - | (5,102) | - | - | - | - | - | (5,102) | - | (5,102) |
| Unclaimed dividends | - | - | - | - | - | - | - | - | 36 | 36 | - | 36 |
| Total comprehensive income | - | - | - | - | (2,096) | 30 | 4,477 | (3,697) | 6,602 | 5,316 | **(1,580)** | 3,736 |
| Net income | - | - | - | - | - | - | - | - | 6,602 | 6,602 | (1,580) | 5,022 |
| Other comprehensive income | - | - | - | - | (2,096) | 30 | 4,477 | (3,697) | - | (1,286) | - | (1,286) |
| Appropriations: | | | | | | | | | | | | |
| Legal reserve | - | - | - | 330 | - | - | - | - | (330) | - | - | - |
| Statutory reserves | - | - | - | 4,713 | - | - | - | - | (4,713) | - | - | - |
| Dividends | - | - | - | - | - | - | - | - | (1,595) | (1,595) | (464) | (2,059) |
| **Balance at 06/30/2020** | **97,148** | **(907)** | **1,829** | **31,657** | **(834)** | **(1,309)** | **5,559** | **(6,723)** | **-** | **126,420** | **11,390** | **137,810** |
| **Change in the period** | **-** | **367** | **(150)** | **(4,757)** | **(2,096)** | **30** | **4,477** | **(3,697)** | **-** | **(5,826)** | **280** | **(5,546)** |

*(1) Includes the share in Other Comprehensive Income of Investments in Associates and Joint Ventures related to Available for sale securities.*
*(2) Includes Cash flow hedge and hedge of net investment in foreign operation.*

*The accompanying notes are an integral part of these consolidated financial statements*

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 | 3.5

**ITAÚ UNIBANCO HOLDING S.A.**
**Prudential Consolidated Statement of Cash Flows**
*(In millions of Reais)*

| | Note | 01/01 to 06/30/2020 | 01/01 to 06/30/2019 |
|---|---|---|---|
| **Adjusted net income** | | **29,367** | **24,163** |
| Net income | | 6,602 | 13,422 |
| Adjustments to net income: | | 22,765 | 10,741 |
| Share-based payment | | (277) | (404) |
| Adjustment to fair value of securities and derivative financial instruments (assets/liabilities) | | (445) | 1,765 |
| Effects of changes in exchange rates on cash and cash equivalents | | 13,944 | 1,208 |
| Allowance for loan losses | 6c | 17,790 | 8,507 |
| Interest and foreign exchange income related to operations with subordinated debt | | 19,551 | 1,147 |
| Depreciation and amortization | | 2,439 | 2,189 |
| Interest expense from provision for contingent and legal liabilities | 8b | 400 | 456 |
| Provision for contingent and legal liabilities | 8b | 1,489 | 951 |
| Interest income from escrow deposits | | (179) | (237) |
| Deferred taxes (excluding hedge tax effects) | | (4,235) | 1,564 |
| Equity in earnings of affiliates, joint venture and other investments | | (6,199) | (1,614) |
| Income from foreign exchange income related to available-for-sale securities | | (16,874) | (3,462) |
| Income from foreign exchange income related to held-to-maturity securities | | (7,553) | (749) |
| Income from sale of available-for-sale financial assets | | (31) | (639) |
| Income from sale of investments, assets held for sale and fixed assets | | (43) | 51 |
| Non-controlling interests | 13e | (1,580) | 233 |
| Other | | 4,567 | (225) |
| **Change in assets and liabilities** | | **38,338** | **(25,930)** |
| **(Increase) / Decrease in assets** | | **(231,690)** | **(19,910)** |
| Interbank investments | | (119,162) | (2,116) |
| Securities and derivative financial instruments (assets / liabilities) | | (18,229) | 12,570 |
| Compulsory deposits with the Central Bank of Brazil | | 1,504 | 2,297 |
| Interbank and interbranch accounts (assets/liabilities) | | 4,673 | 4,118 |
| Loan, lease and other credit operations | | (82,994) | (30,290) |
| Other receivables and other assets | | (17,482) | (6,489) |
| **(Decrease) / Increase in liabilities** | | **270,028** | **(6,020)** |
| Deposits | | 219,071 | 511 |
| Deposits received under securities repurchase agreements | | 46,928 | (26,682) |
| Funds for issuance of securities | | 1,571 | 13,770 |
| Borrowing and onlending | | 18,791 | 4,841 |
| Other liabilities | | (13,326) | 4,427 |
| Deferred income | | 421 | 5 |
| Payment of income tax and social contribution | | (3,428) | (2,892) |
| **Net cash Provided by / (Used in) operating activities** | | **67,705** | **(1,767)** |
| Dividends / Interest on capital received from associates and joint ventures | | 1,311 | 351 |
| Funds received from sale of available-for-sale securities | | 5,742 | 10,629 |
| Funds received from redemption of held-to-maturity securities | | 1,493 | 3,048 |
| (Purchase) / Disposal of Assets held for sale | | 164 | 154 |
| Disposal of investments | | 19 | 81 |
| Sale of fixed assets | | 190 | 60 |
| Termination of intangible asset agreements | | (1) | 55 |
| (Purchase) of available-for-sale securities | | (27,105) | (18,343) |
| (Purchase) of held-to-maturity securities | | (558) | (73) |
| (Purchase) of investments | | (350) | (2) |
| (Purchase) of fixed assets | 11 | (643) | (753) |
| (Purchase) of intangible assets | 12 | (1,578) | (1,196) |
| **Net cash Provided by / (Used in) investing activities** | | **(21,315)** | **(5,989)** |
| Subordinated debt obligations raisings | | 3,149 | 3,050 |
| Subordinated debt obligations redemptions | | (7,324) | (1,541) |
| Change in non-controlling interests | | 2,324 | 114 |
| Income from delivery of treasury shares | | 494 | 689 |
| Dividends and interest on capital paid to non-controlling interests | | (464) | (195) |
| Dividends and interest on capital paid | | (10,234) | (17,371) |
| **Net cash Provided by / (Used in) financing activities** | | **(12,056)** | **(15,254)** |
| **Net Increase / (Decrease) in cash and cash equivalents** | | **34,334** | **(23,010)** |
| Cash and cash equivalents at the beginning of the period | | 64,848 | 82,094 |
| Effects of changes in exchange rates on cash and cash equivalents | | (13,944) | (1,208) |
| Cash and cash equivalents at the end of the period | 3a | 85,238 | 57,876 |
| Cash | | 43,259 | 33,165 |
| Interbank deposits | | 4,544 | 7,260 |
| Securities purchased under agreements to resell - Collateral held | | 37,435 | 17,451 |

*The accompanying notes are an integral part of these financial statements*

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 | 3.6

ITAÚ UNIBANCO HOLDING S.A. Notes to the Prudential Consolidated Financial Statements At 06/30/2020 and 12/31/2019 for balance sheet accounts and From 01/01 to 06/30 of 2020 and 2019 for income statement accounts (In millions of Reais) Note 1—Operations Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares.

Note 2 – Presentation of the Consolidated Financial Statements a) Presentation The Financial Statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL have been prepared in accordance with CMN Resolution No. 4,280 of October 31, 2013 and BACEN Circular No. 3,701 of March 13, 2014, and they fit for the specific purposes of this resolution. The definitions and criteria for the valuation and recognition of assets, liabilities, income and expenses set forth in the regulation embodied in the Accounting Plan for National Financial System Institutions (COSIF) were applied. For entities not subject to the rules of COSIF, necessary adjustments were made to ensure that the valuation and recognition of assets, liabilities, income and expenses could properly reflected the required regulation. Information in the financial statements and respective notes evidence all relevant information inherent in the financial statements, and only them, which are consistent with information used by management in its administration. As required by the sole paragraph of article 7 of BACEN Circular 3,068, of November 8, 2001, securities classified as held for trading (Note 3c) are shown in the Prudential Consolidated Balance Sheet under Current Assets, regardless of their maturity dates. Leases are shown at present value in the Consolidated Balance Sheet. The related income and expenses, representing the financial results of these operations, are grouped together under Loan, Lease and Other Credit Operations in the Statement of Income. Advances on exchange contracts have been reclassified from Other Liabilities – Foreign Exchange Portfolio to Loan Operations. Foreign exchange income consists of exchange rate differences on balance sheet accounts denominated in foreign currencies. ITAÚ UNIBANCO HOLDING PRUDENTIAL prepares its Consolidated Financial Statements, which are available on its Investor Relations website (www.itau.com.br/investor-relations). b) Consolidation The consolidated financial statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL relate to transactions carried out by its branches and subsidiaries in Brazil and abroad, over which it has direct or indirect control, except for the insurance group which is not governed by item 6, article 1st of Brazilian Securities Exchange Commission (CVM), Resolution No. 4,280, of October 31, 2013. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated. Subsidiaries are all those in which ITAÚ UNIBANCO HOLDING’s involvement exposes it or entitles it to variable returns and can affect these returns through its influence on the entity. The existence of control is assessed continuously. Subsidiaries are consolidated from the date control is established to the date on which it ceases to exist. The consolidated financial statements are prepared using consistent accounting policies. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 4.2

The Consolidated Financial Statements cover ITAÚ UNIBANCO HOLDING PRUDENTIAL and its direct and indirect subsidiaries. We present below the main subsidiaries which together represent over 95% of total consolidated assets:

| | Functional currency [1] | Country of Incorporation | Activity | % Interest in voting capital at | | % Interest in total capital at | |
|---|---|---|---|---|---|---|---|
| | | | | 06/30/2020 | 12/31/2019 | 06/30/2020 | 12/31/2019 |
| **In Brazil** | | | | | | | |
| Banco Itaú BBA S.A. | Real | Brazil | Financial Institution | 100.00% | 100.00% | 100.00% | 100.00% |
| Banco Itaú Consignado S.A. | Real | Brazil | Financial Institution | 100.00% | 100.00% | 100.00% | 100.00% |
| Banco Itaucard S.A. | Real | Brazil | Financial Institution | 100.00% | 100.00% | 100.00% | 100.00% |
| Banco Itauleasing S.A. | Real | Brazil | Financial Institution | 100.00% | 100.00% | 100.00% | 100.00% |
| Dibens Leasing S.A. - Arrendamento Mercantil | Real | Brazil | Leasing | 100.00% | 100.00% | 100.00% | 100.00% |
| Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento | Real | Brazil | Consumer Finance Credit | 50.00% | 50.00% | 50.00% | 50.00% |
| Hipercard Banco Múltiplo S.A. | Real | Brazil | Financial Institution | 100.00% | 100.00% | 100.00% | 100.00% |
| Itaú Corretora de Valores S.A. | Real | Brazil | Securities Broker | 100.00% | 100.00% | 100.00% | 100.00% |
| Itaú Unibanco S.A. | Real | Brazil | Financial Institution | 100.00% | 100.00% | 100.00% | 100.00% |
| Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento | Real | Brazil | Consumer Finance Credit | 50.00% | 50.00% | 50.00% | 50.00% |
| Redecard S.A. | Real | Brazil | Acquier | 100.00% | 100.00% | 100.00% | 100.00% |
| **Foreign** | | | | | | | |
| Itaú Corpbanca Colombia S.A. | Colombian Peso | Colombia | Financial Institution | 33.22% | 33.22% | 33.22% | 33.22% |
| Banco Itaú (Suisse) SA | Swiss Franc | Switzerland | Financial Institution | 100.00% | 100.00% | 100.00% | 100.00% |
| Banco Itaú Argentina S.A. | Argentine Peso | Argentina | Financial Institution | 100.00% | 100.00% | 100.00% | 100.00% |
| Banco Itaú Paraguay S.A. | Guarani | Paraguay | Financial Institution | 100.00% | 100.00% | 100.00% | 100.00% |
| Banco Itaú Uruguay S.A. | Uruguayan Peso | Uruguay | Financial Institution | 100.00% | 100.00% | 100.00% | 100.00% |
| Itau Bank, Ltd. | Real | Cayman Islands | Financial Institution | 100.00% | 100.00% | 100.00% | 100.00% |
| Itau BBA International plc | Dollar | United Kingdom | Financial Institution | 100.00% | 100.00% | 100.00% | 100.00% |
| Itau BBA USA Securities Inc. | Real | United States | Securities Broker | 100.00% | 100.00% | 100.00% | 100.00% |
| Itaú CorpBanca [2] | Chilean Peso | Chile | Financial Institution | 38.14% | 38.14% | 38.14% | 38.14% |

*(1) All foreign branches and subsidiaries of ITAÚ UNIBANCO HOLDING PRUDENTIAL have functional currency as the parent company, except for CorpBanca New York Branch, which functional currency is the US Dollar.*

*(2) ITAÚ UNIBANCO HOLDING PRUDENTIAL controls ITAÚ CORPBANCA due to the shareholders' agreement.*

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 | 4.3

c) Business development Recovery do Brasil Consultoria S.A. On December 31, 2015, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary Itaú Unibanco S.A. (ITAÚ UNIBANCO), entered into an agreement for purchase and sale and other covenants with Banco BTG Pactual S.A. (BTG) and with Misben S.A. for acquisition of 89.08% of interest in capital of Recovery do Brasil Consultoria S.A. (RECOVERY), corresponding to total interest of RECOVERY’s parties, for the amount of R$ 735. On July 7, 2016 an additional interest of 6.92% was acquired from International Finance Corporation, for the amount of R$ 59, then holding 96% of its capital. On May 26, 2020, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary ITAÚ UNIBANCO, acquired from International Finance Corporation an additional interest of 4% for the amount of R$ 20.7, then holding 100% of capital of Recovery do Brasil Consultoria S.A. The effective acquisition and financial settlement occurred on May 28, 2020. Acquisition of Zup I.T. Serviços em Tecnologia e Inovação Ltda. On October 31, 2019, ITAÚ UNIBANCO HOLDING entered into a purchase and sale agreement of 100% of the capital of Zup I.T. Serviços em Tecnologia e Inovação Ltda. (ZUP). The purchase will be carried out in three phases over four years. In the first phase, ITAÚ UNIBANCO HOLDING acquired 52.96% of ZUP’s total voting capital for approximately R$ 293, then holding the company’s control. In the third year, after the operation is closed, ITAÚ UNIBANCO HOLDING will acquire an additional 19.6% interest; in the fourth year, the remaining interest, so as to achieve 100% of ZUP’s capital. Effective acquisitions and financial settlements occurred on March 31, 2020, after obtaining the regulatory authorizations required. Acquisition of non-controlling interest in Pravaler S.A. On December 27, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, increased its ownership interest in Pravaler S.A. (PRAVALER), acquiring 43.07% of total capital social (corresponding to 75.71% of preferred shares and 28.65% of common shares) for the amount of R$ 330.9. PRAVALER, with head office in São Paulo, is the manager of the largest private college loan program in Brazil, and it will continue operating independently from ITAÚ UNIBANCO HOLDING. PRAVALER is classified as an associate measured under the equity method. Effective acquisitions and financial settlements occurred on the same date, after obtaining the regulatory authorizations required. Acquisition of non-controlling interest in XP Inc. On May 11, 2017, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (of which 30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), through capital contribution in the amount of R$ 600 and acquisition of shares issued by XP HOLDING held by the SELLERS in the amount of R$ 5,700, and such amounts were restated pursuant to contractual provision, totaling R$ 6,650 (FIRST ACQUISITION). A portion of this amount was withheld as a guarantee for possible future obligations of XP CONTROLE, for a 10-year period, and possible remaining balance will be paid to XP CONTROLE at the end of this term. In addition to the FIRST ACQUISITION, the agreement sets forth only one additional acquisition in 2022, subject to future BACEN’s approval. Should it be approved, it will enable ITAÚ UNIBANCO to hold up to 62.4% of XP HOLDING’s total capital (equivalent to 40.0% of common shares) based on a multiple of income (19 times) of XP HOLDING, therefore being clear that the control over XP Group will remain unchanged, with XP CONTROLE’s shareholders. ITAÚ UNIBANCO will act as minority partner. Effective acquisitions and financial settlements occurred on August 31, 2018, after the satisfaction of certain contractual conditions and obtainment of regulatory and government authorizations required. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 4.4

On November 29, 2019, there was a corporate reorganization of XP HOLDING, in which the shareholders subscribed their respective shares of the holding company XP Inc. (“XP INC”), keeping the same percentages in total capital. After the initial public offering held on December 11, 2019 at Nasdaq in New York, the ownership interest of ITAÚ UNIBANCO HOLDING changed from 49.9% to 46.05%, giving rise to a R$ 1,991 result in the primary subscription of XP Inc. Acquisition of non-controlling interest in Ticket Serviços S.A. On September 4, 2018, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into a strategic partnership with Edenred Participações S.A. (EDENRED) in the benefits market for workers covered mainly by PAT, the Workers’ Meals Program. EDENRED is the parent company of Ticket Serviços S.A. (TICKET) in Brazil. The strategic partnership enables ITAÚ UNIBANCO to add the benefits issued by TICKET to its current range of products and services for customers in the wholesale, medium, micro and small company segments. In addition, ITAÚ UNIBANCO made a minority investment of 11% in TICKET, through a capital increase with contribution of (i) cash, equivalent to said interest in the company’s equity value, and (ii) right to exclusive distribution of Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte products to the ITAÚ UNIBANCO legal entities base during the partnership term. TICKET will continue distributing its products through other commercial agreements and will continue under EDENRED’s control and management. Effective acquisitions and financial settlements occurred on August 30, 2019, after obtaining the regulatory authorizations required. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 4.5

Note 3 – Significant accounting policies a) Cash and cash equivalents—it is defined as cash, current accounts with banks and financial investments with maturity equal to or shorter than 90 days. b) Interbank investments, Remunerated restricted Credits held at the Central Bank of Brazil (BACEN), Remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables – Operations with fixed interest and charges are booked at present value. Operations with floating interest and charges are booked at the adjusted principal amount. Operations subject to foreign exchange variation are booked at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, if significant, calculated pro rata on a daily basis. c) Securities—Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet as required by BACEN Circular nº. 3,068, of November 8, 2001. Securities are classified into the following categories: · Trading securities – Securities acquired to be actively and frequently traded. They are measured at fair value, with a counter-entry to the results for the period; · Available for sale securities – Securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are measured at fair value, with a counter-entry to a specific account in stockholders’ equity; · Held to maturity securities –Securities, other than non-redeemable shares, which the bank has the financial capacity and intends, or is required, to hold in the portfolio to maturity. They are recorded at the cost of acquisition, or at fair value, whenever these are transferred from another category. Securities are adjusted up to maturity date, but are not measured at fair value. Gains and losses on available for sale securities, when realized, are recognized on the trade date in the statement of income, with a counter-entry to a specific account in stockholders’ equity. Decreases in the fair value of available for sale and held to maturity securities below to cost, resulting from causes not considered to be temporary, are recorded in the results as realized losses. d) Derivative financial instruments—These are classified on the date of their acquisition, according to whether or not management intends to use them for hedging, according to BACEN Circular 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at a customer’s request, for the bank’s own account, or which do not comply with the hedging criteria (mainly derivatives used to manage overall risk exposure), are stated at fair value, including realized and unrealized gains and losses, which are recorded directly in the statement of income. Derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, where changes in fair value are closely related to those of the items being protected at the beginning and throughout the duration of the contract, and which are considered to be effective in reducing the risk exposure in question, are classified as hedges of the following types: · Market Risk Hedge – Financial assets and liabilities, as well as their related financial instruments, are booked at fair value, plus realized and unrealized gains and losses, which are recorded directly in the statement of income; · Cash Flow Hedge—The effective portion of a hedge of financial assets and liabilities, and the related financial instruments, are booked at fair value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion is recorded directly in the statement of income; Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 4.6

· Hedge of Net Investments in Foreign Operations—Accounted for similarly to a cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period. e) Loans, leases and other credit operations (operations with lending characteristics) – These transactions are recorded at present value and calculated pro rata on a daily basis in line with variations in a defined indexer and interest rate, and are adjusted up to the 60th day of arrears in the financial companies, according to the expectation of payment. After the 60th day, income is recognized only on actual receipt of payments. Credit card operations include receivables arising from purchases made by cardholders. Funds corresponding to these amounts to be paid to the credit card companies are shown as liabilities, under the heading Interbank Accounts – Receipts and Payments Pending Settlement. f) Provision for loan losses—The balance of the provision for loan losses is recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution nº. 2,682 of December 21, 1999, which include the following: · Provisions are recorded from the date on which loans are granted, based on the customer’s risk rating and on a periodic quality assessment of customers and business sectors, and not only in the event of default; · Exclusively in the case of default, losses are written off 360 days after the credits have matured, or after 540 days for operations with maturities longer than 36 months. g) Other assets—They are comprised of Assets Held for Sale, relating to real estate vehicles and other assets available for sale (owned but deactivated, received as payment in kind or resulting from execution of guarantees). These assets are adjusted to fair value by setting up a provision in accordance with current regulations and prepaid expenses, corresponding to disbursements which will produce benefits in future years. h) Investments—Include goodwill identified in the acquisition of associates and joint ventures, net of any accumulated impairment loss. They are initially recognized at acquisition cost and are subsequently accounted for under the equity method. · Associates: are companies over which ITAÚ UNIBANCO HOLDING PRUDENTIAL has significant influence, but which it does not control. · Joint Ventures: ITAÚ UNIBANCO HOLDING PRUDENTIAL has joint venture whereby the parties that have joint control of the arrangement have rights to the net assets. i) Fixed assets—Are booked at their acquisition cost less accumulated depreciation and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 11. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING PRUDENTIAL reviews its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For valuation purposes, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. j) Goodwill – Corresponds to the amount paid in excess in the acquisition of investments and it is amortized based on the expected future profitability or on its realization. It is semiannually submitted to the asset impairment test with the adoption of an approach that involves the identification of cash generating units (CGU) and the estimate of its fair value less the cost to sell and/or its value in use. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 4.7

To determine this estimate, ITAÚ UNIBANCO HOLDING PRUDENTIAL adopts the discounted cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate. The units or cash flow generating units are identified at the lowest level in which goodwill is monitored for internal Management purposes. Goodwill is allocated to cash flow generating units for purposes of testing the recoverable amount. The breakdown of intangible assets is described in Note 12. k) Intangible assets – Composed of: (i) Goodwill paid upon acquisition of a company, transferred to intangible assets due to merger of the acquired company’s equity into the acquirer company; (ii) Right-of-use, as well as rights on the acquisition of payrolls and association agreements, amortized according to agreement terms or as economic benefits flow to the company; and (iii) Software amortized over five years and customer portfolios amortized within ten years. Intangible assets with definite useful lives are amortized using the straight-line method over their estimated useful lives and those with indefinite useful lives are tested on a semiannually basis to identify possible impairment losses. l) Capital Transactions with Non-Controlling Stockholders—Changes in an interest in a subsidiary not giving rise to loss of control are accounted for as capital transactions, and any difference between the amount paid and the amount corresponding to the non-controlling stockholders is directly recognized in Consolidated Stockholders’ Equity. m) Contingent Assets and Liabilities and Legal Obligations, Tax and Social Security Proceedings – these are potential rights and obligations arising from past events for which realization depends on uncertain future events. They are measured using best estimates through the use of models and criteria which allow for adequate measurement even if there is uncertainty as to the ultimate timing and amount, and the criteria are detailed in Note 8. These contingencies are evaluated based on Management’s best estimates, and are classified as: · Probable: in which liabilities are recognized in the consolidated balance sheet under Other Liabilities; · Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded; · Remote: which require neither a provision nor disclosure. Contingent assets are not recognized in the Consolidated Balance Sheet, except when Management of ITAÚ UNIBANCO HOLDING PRUDENTIAL considers that realization is practically certain. In general they correspond to lawsuits with favorable sentences in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. The amount of escrow deposits is adjusted in compliance with current legislation. Contingencies guaranteed by indemnity clauses in privatization processes and others, and with liquidity are recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results. Legal obligations, Tax and Social Security Proceedings Represented by amounts payable for tax liabilities, the legality or constitutionality of which are subject to judicial challenge, recognized for the full amount under discussion. n) Provision for Financial Guarantees Issued – Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period. o) Income tax and social contribution – There are two components of the provision for income tax and social contribution: current and deferred. The current component is approximately the total of taxes to be paid or recovered during the period in question. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 4.8

Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offsetting. The Income Tax and Social Contribution expense is recognized in the Consolidated Statement of Income under Income Tax and Social Contribution, except when it refers to items directly recognized in Stockholders’ Equity, such as tax on marking available-for-sale financial assets to fair value, post-employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income together with the recognition of the gain/loss originally deferred. Changes in tax legislation and rates are recognized in the Consolidated statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the consolidated statement of income under Other administrative expenses. Tax rates, as well as their calculation bases, are detailed in Note 10. p) Deferred income – this refers to: (i) interest received in advance on which there is no prospect of demand for payment and which depends only on the passage of time to be appropriated to effective income, and (ii) the negative goodwill on acquisition of investments, which has not been absorbed in the consolidation process. q) Post-employments benefits Pension plans—defined benefit plans The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to a defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is calculated annually by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments at the rate for Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities. Pension plans—defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING PRUDENTIAL, through pension plan funds, are recognized as expenses when due. Other post-employment benefit obligations These obligations are assessed annually by independent, qualified actuaries, and the costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in stockholders’ equity in the period in which they occur. r) Foreign currency translation I— Functional and presentation currency The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in an associates, ITAÚ UNIBANCO HOLDING PRUDENTIAL defines the functional currency as the currency of the primary economic environment in which the entity operates. II—Foreign Currency Transactions Foreign currency transactions are translated using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the Consolidated Statement of Income, unless they are related to cash flow hedges, which are recognized in Stockholders’ Equity. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 4.9

**Note 4 - Interbank investments**

| | 06/30/2020 | | | | | | 12/31/2019 | |
|---|---|---|---|---|---|---|---|---|
| | 0 - 30 | 31 - 180 | 181 - 365 | Over 365 days | Total | % | Total | % |
| **Securities purchased under agreements to resell** | **99,766** | **201,590** | **268** | **86** | **301,710** | **84.4** | **196,504** | **85.0** |
| Collateral held [(1)] | 7,661 | 41,600 | - | 57 | 49,318 | 13.8 | 35,125 | 15.2 |
| Collateral repledge | 82,172 | 142,218 | 268 | 29 | 224,687 | 62.8 | 142,134 | 61.5 |
| Assets received as collateral with right to sell or repledge | 1,028 | 381 | - | - | 1,409 | 0.4 | 6,645 | 2.9 |
| Assets received as collateral without right to sell or repledge | 81,144 | 141,837 | 268 | 29 | 223,278 | 62.4 | 135,489 | 58.6 |
| Short position | 9,933 | 17,772 | - | - | 27,705 | 7.7 | 19,245 | 8.3 |
| **Interbank deposits** | **37,343** | **6,446** | **3,958** | **8,141** | **55,888** | **15.6** | **34,575** | **15.0** |
| **Total** [(2) (3)] | **137,109** | **208,036** | **4,226** | **8,227** | **357,598** | **100.0** | **231,079** | **100.0** |
| % per maturity term | 38.3 | 58.2 | 1.2 | 2.3 | 100.0 | | | |
| **Total at 12/31/2019** | **44,029** | **180,093** | **3,289** | **3,668** | **231,079** | | | |
| % per maturity term | 19.1 | 77.9 | 1.4 | 1.6 | 100.0 | | | |

*(1) Includes R$ 14,336 (R$ 8,544 at 12/31/2019) related to money market with free movement, in which securities are restricted to guarantee transactions at the B3 S.A. - Brasil, Bolsa, Balcão (B3) and the Central Bank (BACEN);*

*(2) Includes a securities valuation allowance in the amount of R$ (7) (R$ (6) at 12/31/2019).*

*(3) Comprises Interbank investments with maturity equal to or less than 90 days, which are presented in the heading Cash and Cash Equivalents in the balance sheet.*

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 | 4.10

## Note 5 – Securities and derivative financial instruments (assets and liabilities)

See below the composition by Securities and Derivatives financial instruments type, maturity and portfolio already adjusted to their respective fair values.

### a) Summary per maturity

| | 06/30/2020 | | | | | | | | | | | 12/31/2019 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Cost | Adjustment to fair value reflected in: Income | Adjustment to fair value reflected in: Stockholders' equity | Fair value | % | 0 - 30 | 31 - 90 | 91 - 180 | 181 - 365 | 366 - 720 | Over 720 days | Fair value |
| **Government securities - Brazil** | **188,830** | **1,593** | **1,550** | **191,973** | **45.3** | **9,713** | **4,317** | **1,325** | **29,393** | **14,910** | **132,315** | **156,025** |
| Financial treasury bills | 30,481 | - | - | 30,481 | 7.1 | - | 1,145 | - | 8,484 | 2,957 | 17,895 | 30,137 |
| National treasury bills | 36,310 | 87 | 518 | 36,915 | 8.7 | 8,508 | - | 633 | 4,832 | 11,352 | 11,590 | 40,351 |
| National treasury notes | 62,103 | 1,531 | 850 | 64,484 | 15.3 | 11 | 3,160 | 55 | 5,098 | 245 | 55,915 | 50,984 |
| National treasury / Securitization | 142 | - | 41 | 183 | 0.0 | - | - | - | - | - | 183 | 192 |
| Brazilian external debt bonds | 59,794 | (25) | 141 | 59,910 | 14.2 | 1,194 | 12 | 637 | 10,979 | 356 | 46,732 | 34,361 |
| **Government securities - abroad** | **57,783** | **42** | **158** | **57,983** | **13.7** | **16,968** | **6,250** | **6,513** | **9,060** | **7,334** | **11,858** | **38,774** |
| Germany | 31 | - | - | 31 | 0.0 | - | - | 31 | - | - | - | 23 |
| Argentina | 1,721 | 23 | - | 1,744 | 0.4 | 1,318 | 320 | 43 | - | 40 | 23 | 310 |
| Chile | 26,127 | 1 | 133 | 26,261 | 6.1 | 12,912 | 486 | 824 | 919 | 739 | 10,381 | 12,047 |
| Colombia | 5,565 | 18 | 53 | 5,636 | 1.3 | 73 | 734 | 175 | 1,312 | 2,893 | 449 | 4,620 |
| Korea | 2,863 | - | 17 | 2,880 | 0.7 | 376 | 501 | 654 | 956 | 393 | - | 3,427 |
| Spain | 4,980 | - | 80 | 5,060 | 1.2 | 864 | - | 666 | 1,670 | 1,860 | - | 4,983 |
| United States | 3,821 | (2) | - | 3,819 | 0.9 | 934 | 1,474 | 301 | - | 685 | 425 | 2,977 |
| Italy | 251 | - | - | 251 | 0.1 | - | - | 124 | 127 | - | - | 329 |
| Mexico | 8,334 | - | 37 | 8,371 | 2.0 | 270 | 2,111 | 3,429 | 2,546 | - | 15 | 7,610 |
| Paraguay | 2,989 | - | (166) | 2,823 | 0.7 | - | 604 | 125 | 1,175 | 595 | 324 | 1,783 |
| Peru | 14 | 1 | - | 15 | 0.0 | - | - | - | - | - | 15 | 9 |
| Uruguay | 1,087 | 1 | 4 | 1,092 | 0.3 | 221 | 20 | 141 | 355 | 129 | 226 | 656 |
| **Corporate securities** | **91,633** | **(735)** | **(2,487)** | **88,411** | **20.9** | **9,315** | **2,938** | **3,389** | **8,158** | **9,787** | **54,824** | **83,594** |
| Shares | 5,050 | (778) | 100 | 4,372 | 1.0 | 4,372 | - | - | - | - | - | 5,971 |
| Rural product note | 6,023 | - | (129) | 5,894 | 1.4 | 141 | 225 | 922 | 1,326 | 622 | 2,658 | 5,420 |
| Bank deposit certificates | 144 | - | 2 | 146 | 0.0 | 26 | 3 | 9 | 49 | 59 | - | 2,465 |
| Real estate receivables certificates | 6,288 | (2) | (65) | 6,221 | 1.5 | - | - | 4 | - | 408 | 5,809 | 7,291 |
| **Fund quotas** | **3,634** | **81** | **-** | **3,715** | **0.9** | **3,715** | **-** | **-** | **-** | **-** | **-** | **3,782** |
| Credit rights | 1,326 | - | - | 1,326 | 0.3 | 1,326 | - | - | - | - | - | 2,764 |
| Fixed income | 955 | - | - | 955 | 0.2 | 955 | - | - | - | - | - | 716 |
| Variable income | 1,353 | 81 | - | 1,434 | 0.3 | 1,434 | - | - | - | - | - | 302 |
| Debentures | 49,275 | (12) | (2,258) | 47,005 | 11.1 | 53 | 2,056 | 772 | 1,806 | 3,872 | 38,446 | 46,336 |
| Eurobonds and other | 7,920 | (25) | 20 | 7,915 | 1.9 | 623 | 293 | 137 | 1,090 | 835 | 4,937 | 5,588 |
| Financial bills | 422 | - | (7) | 415 | 0.1 | - | 33 | 49 | 56 | 277 | - | 527 |
| Promissory notes | 11,046 | - | (113) | 10,933 | 2.6 | 1 | 76 | 1,492 | 3,774 | 3,701 | 1,889 | 4,994 |
| Other | 1,831 | 1 | (37) | 1,795 | 0.4 | 384 | 252 | 4 | 57 | 13 | 1,085 | 1,220 |
| **Subtotal - securities** | **338,246** | **900** | **(779)** | **338,367** | **80.1** | **35,996** | **13,505** | **11,227** | **46,611** | **32,031** | **198,997** | **278,393** |
| Trading securities | 106,418 | 900 | - | 107,318 | 25.4 | 12,686 | 5,008 | 1,838 | 19,793 | 9,457 | 58,536 | 92,995 |
| Available for sale securities | 181,326 | - | (779) | 180,547 | 42.7 | 18,469 | 8,251 | 9,282 | 19,703 | 22,164 | 102,678 | 154,438 |
| Held to maturity securities (*) | 50,502 | - | - | 50,502 | 12.0 | 4,841 | 246 | 107 | 7,115 | 410 | 37,783 | 30,960 |
| **Derivative financial instruments** | **40,880** | **42,939** | **-** | **83,819** | **19.9** | **9,264** | **5,633** | **5,862** | **12,539** | **8,430** | **42,091** | **41,638** |
| **Total securities and derivative financial instruments (assets)** | **379,126** | **43,839** | **(779)** | **422,186** | **100.0** | **45,260** | **19,138** | **17,089** | **59,150** | **40,461** | **241,088** | **320,031** |
| **Derivative financial instruments (liabilities)** | **(45,971)** | **(43,191)** | **-** | **(89,162)** | **100.0** | **(9,263)** | **(5,854)** | **(5,034)** | **(17,043)** | **(9,225)** | **(42,743)** | **(47,798)** |

*(*) Unrecorded adjustment to fair value in the amount of R$ 117 (R$ 2 at 12/31/2019) according to Note 5e.*

During the period, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognized impairment of R$ (220) (R$ (395) from 01/01 to 06/30/2019) of Financial Assets Available for Sale. The income related to securities and derivative financial instruments totaled R$ 410 (R$ 409 from 01/01 to 06/30/2019).

In the period, the result of Derivative Financial Instruments as well as Adjustment to Fair Value of Securities (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 20d).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 | 4.11

**b) Summary by portfolio**

| | 06/30/2020 | | | | | | |
|---|---|---|---|---|---|---|---|
| | | Restricted to | | | | | |
| | Own portfolio | Repurchase agreements | Free portfolio | Pledged guarantees (*) | Central Bank | Derivative financial instruments | Total |
| **Government securities - Brazil** | **149,572** | **16** | **34,497** | **1,057** | **6,832** | **-** | **191,973** |
| Financial treasury bills | 28,295 | 15 | 1 | 613 | 1,557 | - | 30,481 |
| National treasury bills | 36,903 | - | 12 | - | - | - | 36,915 |
| National treasury notes | 59,141 | - | - | 68 | 5,275 | - | 64,484 |
| National treasury / Securitization | 183 | - | - | - | - | - | 183 |
| Brazilian external debt bonds | 25,050 | - | 34,484 | 376 | - | - | 59,910 |
| **Government securities - abroad** | **51,429** | **218** | **607** | **5,729** | **-** | **-** | **57,983** |
| Germany | 31 | - | - | - | - | - | 31 |
| Argentina | 1,524 | - | - | 220 | - | - | 1,744 |
| Chile | 25,981 | 218 | - | 62 | - | - | 26,261 |
| Colombia | 4,865 | - | 607 | 164 | - | - | 5,636 |
| Korea | 1,754 | - | - | 1,126 | - | - | 2,880 |
| Spain | 2,123 | - | - | 2,937 | - | - | 5,060 |
| United States | 3,277 | - | - | 542 | - | - | 3,819 |
| Italy | 251 | - | - | - | - | - | 251 |
| Mexico | 7,741 | - | - | 630 | - | - | 8,371 |
| Paraguay | 2,809 | - | - | 14 | - | - | 2,823 |
| Peru | 15 | - | - | - | - | - | 15 |
| Uruguay | 1,058 | - | - | 34 | - | - | 1,092 |
| **Corporate securities** | **56,839** | **28,503** | **1,026** | **2,043** | **-** | **-** | **88,411** |
| Shares | 4,361 | - | - | 11 | - | - | 4,372 |
| Rural product note | 5,894 | - | - | - | - | - | 5,894 |
| Bank deposit certificates | 145 | - | - | 1 | - | - | 146 |
| Real estate receivables certificates | 6,221 | - | - | - | - | - | 6,221 |
| **Fund quotas** | **3,646** | **-** | **-** | **69** | **-** | **-** | **3,715** |
| Credit rights | 1,326 | - | - | - | - | - | 1,326 |
| Fixed income | 886 | - | - | 69 | - | - | 955 |
| Variable income | 1,434 | - | - | - | - | - | 1,434 |
| Debentures | 16,570 | 28,503 | - | 1,932 | - | - | 47,005 |
| Eurobonds and other | 6,859 | - | 1,026 | 30 | - | - | 7,915 |
| Financial bills | 415 | - | - | - | - | - | 415 |
| Promissory notes | 10,933 | - | - | - | - | - | 10,933 |
| Other | 1,795 | - | - | - | - | - | 1,795 |
| **Subtotal - securities** | **257,840** | **28,736** | **36,130** | **8,829** | **6,832** | **-** | **338,367** |
| Trading securities | 96,886 | 233 | 3,006 | 1,405 | 5,788 | - | 107,318 |
| Available for sale securities | 127,998 | 28,503 | 15,583 | 7,419 | 1,044 | - | 180,547 |
| Held to maturity securities | 32,956 | - | 17,541 | 5 | - | - | 50,502 |
| **Derivative financial instruments** | **-** | **-** | **-** | **-** | **-** | **83,819** | **83,819** |
| **Total securities and derivative financial instruments (assets)** | **257,840** | **28,736** | **36,130** | **8,829** | **6,832** | **83,819** | **422,186** |
| **Total securities and derivative financial instruments (assets) – 12/31/2019** | **173,678** | **69,708** | **20,216** | **10,628** | **4,163** | **41,638** | **320,031** |

*(*) Represent securities deposited with Contingent Liabilities (Note 8e), Stock Exchanges and the Clearing Houses.*

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 | 4.12

c) **Trading securities**

See below the composition of the portfolio of trading securities by type, stated at cost and fair value and by maturity term.

| | 06/30/2020 | | | | | | | | | | 12/31/2019 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Cost | Adjustment to fair value (in income) | Fair value | % | 0 - 30 | 31 - 90 | 91 - 180 | 181 - 365 | 366 - 720 | Over 720 days | Fair value |
| **Government securities - Brazil** | **90,404** | **1,593** | **91,997** | **85.7** | **5,283** | **4,253** | **1,207** | **18,583** | **7,545** | **55,126** | **80,752** |
| Financial treasury bills | 30,480 | - | 30,480 | 28.4 | - | 1,145 | - | 8,483 | 2,957 | 17,895 | 29,904 |
| National treasury bills | 15,693 | 87 | 15,780 | 14.7 | 4,078 | - | 515 | 3,016 | 3,987 | 4,184 | 17,628 |
| National treasury notes | 36,780 | 1,531 | 38,311 | 35.7 | 11 | 3,096 | 55 | 3,523 | 245 | 31,381 | 29,509 |
| Brazilian external debt bonds | 7,451 | (25) | 7,426 | 6.9 | 1,194 | 12 | 637 | 3,561 | 356 | 1,666 | 3,711 |
| **Government securities - abroad** | **6,161** | **42** | **6,203** | **5.7** | **1,698** | **697** | **601** | **477** | **1,829** | **901** | **1,408** |
| Argentina | 1,721 | 23 | 1,744 | 1.6 | 1,318 | 320 | 43 | - | 40 | 23 | 310 |
| Chile | 512 | 1 | 513 | 0.5 | - | 1 | 105 | 2 | 45 | 360 | 382 |
| Colombia | 1,423 | 18 | 1,441 | 1.3 | - | - | - | 337 | 1,058 | 46 | 409 |
| United States | 1,934 | (2) | 1,932 | 1.8 | 165 | 356 | 301 | - | 685 | 425 | 141 |
| Italy | 251 | - | 251 | 0.2 | - | - | 124 | 127 | - | - | - |
| Mexico | 15 | - | 15 | 0.0 | - | - | - | - | - | 15 | 58 |
| Paraguay | 3 | - | 3 | 0.0 | - | - | - | - | - | 3 | 2 |
| Peru | 14 | 1 | 15 | 0.0 | - | - | - | - | - | 15 | 9 |
| Uruguay | 288 | 1 | 289 | 0.3 | 215 | 20 | 28 | 11 | 1 | 14 | 97 |
| **Corporate securities** | **9,853** | **(735)** | **9,118** | **8.6** | **5,705** | **58** | **30** | **733** | **83** | **2,509** | **10,835** |
| Shares | 2,527 | (778) | 1,749 | 1.6 | 1,749 | - | - | - | - | - | 3,295 |
| Bank deposit certificates | 62 | - | 62 | 0.1 | 6 | - | 7 | 49 | - | - | 92 |
| Real estate receivables certificates | 87 | (2) | 85 | 0.1 | - | - | - | - | 1 | 84 | 396 |
| **Fund quotas** | **3,356** | **81** | **3,437** | **3.2** | **3,437** | - | - | - | - | - | **3,577** |
| Credit rights | 1,326 | - | 1,326 | 1.2 | 1,326 | - | - | - | - | - | 2,764 |
| Fixed income | 677 | - | 677 | 0.7 | 677 | - | - | - | - | - | 511 |
| Variable income | 1,353 | 81 | 1,434 | 1.3 | 1,434 | - | - | - | - | - | 302 |
| Debentures | 797 | (12) | 785 | 0.7 | - | 18 | 2 | 11 | 31 | 723 | 1,097 |
| Eurobonds and other | 2,863 | (25) | 2,838 | 2.7 | 513 | 1 | 2 | 654 | 27 | 1,641 | 2,082 |
| Financial bills | 79 | - | 79 | 0.1 | - | 33 | 15 | 17 | 14 | - | 188 |
| Other | 82 | 1 | 83 | 0.1 | - | 6 | 4 | 2 | 10 | 61 | 108 |
| **Total** | **106,418** | **900** | **107,318** | **100.0** | **12,686** | **5,008** | **1,838** | **19,793** | **9,457** | **58,536** | **92,995** |
| % per maturity date | | | | | 11.8 | 4.7 | 1.7 | 18.4 | 8.8 | 54.5 | |
| **Total – 12/31/2019** | **92,432** | **563** | **92,995** | **100.0** | **14,455** | **1,457** | **1,714** | **7,054** | **14,844** | **53,471** | |
| % per maturity date | | | | | 15.5 | 1.6 | 1.8 | 7.6 | 16.0 | 57.5 | |

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 | 4.13

**d) Available for sale securities**

See below the composition of the portfolio of available for sale securities by type, stated at cost and fair value and by maturity term.

| | 06/30/2020 | | | | | | | | | | 12/31/2019 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Cost | Adjustments to fair value (in stockholders' equity) | Fair value | % | 0 - 30 | 31 - 90 | 91 - 180 | 181 - 365 | 366 - 720 | Over 720 days | Fair value |
| **Government securities - Brazil** | **54,053** | **1,550** | **55,603** | **30.8** | **46** | **64** | **118** | **3,928** | **7,365** | **44,082** | **50,483** |
| Financial treasury bills | 1 | - | 1 | 0.0 | - | - | - | 1 | - | - | 233 |
| National treasury bills | 16,233 | 518 | 16,751 | 9.3 | 46 | - | 118 | 1,816 | 7,365 | 7,406 | 18,517 |
| National treasury notes | 23,286 | 850 | 24,136 | 13.4 | - | 64 | - | 1,575 | - | 22,497 | 19,445 |
| National treasury / Securitization | 142 | 41 | 183 | 0.1 | - | - | - | - | - | 183 | 192 |
| Brazilian external debt bonds | 14,391 | 141 | 14,532 | 8.0 | - | - | - | 536 | - | 13,996 | 12,096 |
| **Government securities - abroad** | **51,247** | **158** | **51,405** | **28.4** | **15,197** | **5,553** | **5,809** | **8,405** | **5,505** | **10,936** | **37,016** |
| Germany | 31 | - | 31 | 0.0 | - | - | 31 | - | - | - | 23 |
| Chile | 25,615 | 133 | 25,748 | 14.3 | 12,912 | 485 | 719 | 917 | 694 | 10,021 | 11,665 |
| Colombia | 3,788 | 53 | 3,841 | 2.1 | - | 734 | 72 | 797 | 1,835 | 403 | 3,877 |
| Korea | 2,863 | 17 | 2,880 | 1.6 | 376 | 501 | 654 | 956 | 393 | - | 3,427 |
| Spain | 4,980 | 80 | 5,060 | 2.8 | 864 | - | 666 | 1,670 | 1,860 | - | 4,983 |
| United States | 1,887 | - | 1,887 | 1.0 | 769 | 1,118 | - | - | - | - | 2,836 |
| Italy | - | - | - | 0.0 | - | - | - | - | - | - | 329 |
| Mexico | 8,319 | 37 | 8,356 | 4.6 | 270 | 2,111 | 3,429 | 2,546 | - | - | 7,552 |
| Paraguay | 2,986 | (166) | 2,820 | 1.6 | - | 604 | 125 | 1,175 | 595 | 321 | 1,781 |
| Uruguay | 778 | 4 | 782 | 0.4 | 6 | - | 113 | 344 | 128 | 191 | 543 |
| **Corporate securities (*)** | **76,026** | **(2,487)** | **73,539** | **41.0** | **3,226** | **2,634** | **3,355** | **7,370** | **9,294** | **47,660** | **66,939** |
| Shares | 2,523 | 100 | 2,623 | 1.5 | 2,623 | - | - | - | - | - | 2,676 |
| Rural product note | 6,023 | (129) | 5,894 | 3.3 | 141 | 225 | 922 | 1,326 | 622 | 2,658 | 5,420 |
| Bank deposit certificate | 82 | 2 | 84 | 0.0 | 20 | 3 | 2 | - | 59 | - | 2,373 |
| Real estate receivables certificates | 1,135 | (65) | 1,070 | 0.6 | - | - | - | - | - | 1,070 | 1,243 |
| Fund quotas - Fixed income | 278 | - | 278 | 0.2 | 278 | - | - | - | - | - | 205 |
| Debentures | 48,478 | (2,258) | 46,220 | 25.7 | 53 | 2,038 | 770 | 1,795 | 3,841 | 37,723 | 45,239 |
| Eurobonds and other | 5,057 | 20 | 5,077 | 2.8 | 110 | 292 | 135 | 436 | 808 | 3,296 | 3,506 |
| Financial bills | 343 | (7) | 336 | 0.2 | - | - | 34 | 39 | 263 | - | 339 |
| Promissory notes | 11,046 | (113) | 10,933 | 6.1 | 1 | 76 | 1,492 | 3,774 | 3,701 | 1,889 | 4,994 |
| Other | 1,061 | (37) | 1,024 | 0.6 | - | - | - | - | - | 1,024 | 944 |
| **Total (*)** | **181,326** | **(779)** | **180,547** | **100.2** | **18,469** | **8,251** | **9,282** | **19,703** | **22,164** | **102,678** | **154,438** |
| % per maturity date | | | | | 10.2 | 4.5 | 5.1 | 10.9 | 12.3 | 56.9 | |
| **Total – 12/31/2019** | **152,697** | **1,741** | **154,438** | **100.1** | **6,266** | **4,156** | **13,088** | **13,589** | **26,996** | **90,343** | |
| % per maturity date | | | | | 4.1 | 2.7 | 8.5 | 8.8 | 17.5 | 58.5 | |

*(*) In order to reflect the current risk management strategy, in the period ended at 06/30/2020, ITAÚ UNIBANCO HOLDING PRUDENTIAL changed the classification of R$ 326 of Trading securities for Available for sale securities*

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 | 4.14

**e) Held to maturity securities**

See below the composition of the portfolio of held to maturity securities by type, stated at cost and by maturity term. An added/(reduced) value of R$ 117 (R$ (233) at 12/31/2019) is included in the carrying value, not considered in results.

| | 06/30/2020 | | | | | | | | | 12/31/2019 | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Cost | % | 0 - 30 | 31 - 90 | 91 - 180 | 181 - 365 | 366 - 720 | Over 720 days | Fair value | Cost | Fair value |
| **Government securities - Brazil** | **44,373** | **87.8** | **4,384** | **-** | **-** | **6,882** | **-** | **33,107** | **45,901** | **24,790** | **26,479** |
| National treasury bills | 4,384 | 8.7 | 4,384 | - | - | - | - | - | 4,385 | 4,206 | 4,290 |
| National treasury notes | 2,037 | 4.0 | - | - | - | - | - | 2,037 | 2,441 | 2,030 | 2,396 |
| Brazilian external debt bonds | 37,952 | 75.1 | - | - | - | 6,882 | - | 31,070 | 39,075 | 18,554 | 19,793 |
| **Government securities - abroad** | **375** | **0.8** | **73** | **-** | **103** | **178** | **-** | **21** | **382** | **350** | **352** |
| Colombia | 354 | 0.8 | 73 | - | 103 | 178 | - | - | 348 | 334 | 327 |
| Uruguay | 21 | 0.0 | - | - | - | - | - | 21 | 34 | 16 | 25 |
| **Corporate securities** | **5,754** | **11.4** | **384** | **246** | **4** | **55** | **410** | **4,655** | **5,510** | **5,820** | **5,920** |
| Real estate receivables certificates | 5,066 | 10.0 | - | - | 4 | - | 407 | 4,655 | 4,822 | 5,652 | 5,752 |
| Other | 688 | 1.4 | 384 | 246 | - | 55 | 3 | - | 688 | 168 | 168 |
| **Total (*)** | **50,502** | **100.0** | **4,841** | **246** | **107** | **7,115** | **410** | **37,783** | **51,793** | **30,960** | **32,751** |
| % per maturity date | | | 9.6 | 0.5 | 0.2 | 14.1 | 0.8 | 74.8 | | | |
| **Total – 12/31/2019** | **30,960** | **100.0** | **82** | **41** | **221** | **4,397** | **4,632** | **21,587** | **32,751** | | |
| % per maturity date | | | 0.3 | 0.1 | 0.7 | 14.2 | 15.0 | 69.7 | | | |

*(*) In order to reflect the current risk management strategy, in the period ended 06/30/2019, ITAÚ UNIBANCO HOLDING PRUDENTIAL changed the classification of Government Securities – Brazil, being R$ 2,178 from Trading Securities and R$ 9,715 for Available for Sale Securities.*

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020

4.15

f) Derivative financial instruments ITAÚ UNIBANCO HOLDING PRUDENTIAL trades in derivative financial instruments with various counterparties to manage its overall exposure and to assist its customers in managing their own exposure. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) at a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative. ITAÚ UNIBANCO HOLDING PRUDENTIAL buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios’ risk. CDS (Credit Default Swap) is a credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs. TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING PRUDENTIAL was R$ 18,424 (R$ 12,198 at 12/31/2019) and was basically comprised of government securities. Further information on internal controls and parameters used to manage risks may be found in Note 17—Risk, Capital Management and Fixed Asset Limits. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 4.16

**I - Derivatives Summary**

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, fair value, and maturity term.

| | 06/30/2020 | | | | | | | | | | 12/31/2019 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | **Cost** | **Adjustments to fair value (in income / stockholders' equity)** | **Fair value** | **%** | **0 - 30** | **31 - 90** | **91 - 180** | **181 - 365** | **366 - 720** | **Over 720 days** | **Fair value** |
| **Asset** | | | | | | | | | | | |
| Swaps - adjustment receivable | 17,193 | 36,665 | 53,858 | 64.3 | 333 | 823 | 1,010 | 5,680 | 5,373 | 40,639 | 26,458 |
| Option agreements | 8,146 | 5,914 | 14,060 | 16.8 | 3,853 | 2,011 | 2,089 | 3,721 | 1,874 | 512 | 8,380 |
| Forwards (onshore) | 3,107 | (1) | 3,106 | 3.7 | 1,996 | 392 | 269 | 437 | 12 | - | 2,012 |
| Credit derivatives | (135) | 257 | 122 | 0.1 | - | - | 4 | 2 | 20 | 96 | 167 |
| NDF - Non Deliverable Forward | 12,326 | (227) | 12,099 | 14.4 | 2,961 | 2,403 | 2,490 | 2,693 | 1,130 | 422 | 4,446 |
| Other Derivative Financial Instruments | 243 | 331 | 574 | 0.7 | 121 | 4 | - | 6 | 21 | 422 | 175 |
| **Total** | **40,880** | **42,939** | **83,819** | **100.0** | **9,264** | **5,633** | **5,862** | **12,539** | **8,430** | **42,091** | **41,638** |
| **% per maturity date** | | | | | 11.1 | 6.7 | 7.0 | 15.0 | 10.1 | 50.1 | |
| **Total – 12/31/2019** | **19,708** | **21,930** | **41,638** | **100.0** | **6,924** | **5,571** | **2,182** | **3,049** | **5,361** | **18,551** | |
| **% per maturity date** | | | | | 16.6 | 13.4 | 5.2 | 7.3 | 12.9 | 44.6 | |

| | 06/30/2020 | | | | | | | | | | 12/31/2019 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | **Cost** | **Adjustments to fair value (in income / stockholders' equity)** | **Fair value** | **%** | **0 - 30** | **31 - 90** | **91 - 180** | **181 - 365** | **366 - 720** | **Over 720 days** | **Fair value** |
| **Liabilities** | | | | | | | | | | | |
| Swaps - difference payable | (24,758) | (37,796) | (62,554) | 70.1 | (1,038) | (1,350) | (1,090) | (10,800) | (6,763) | (41,513) | (32,944) |
| Option agreements | (9,577) | (5,379) | (14,956) | 16.8 | (4,366) | (2,536) | (2,129) | (3,468) | (1,832) | (625) | (8,999) |
| Forwards (onshore) | (1,910) | - | (1,910) | 2.1 | (1,910) | - | - | - | - | - | (754) |
| Credit derivatives | (232) | (96) | (328) | 0.4 | - | - | - | (2) | (31) | (295) | (40) |
| NDF - Non Deliverable Forward | (9,473) | 117 | (9,356) | 10.5 | (1,945) | (1,966) | (1,814) | (2,761) | (590) | (280) | (4,971) |
| Other derivative financial instruments | (21) | (37) | (58) | 0.1 | (4) | (2) | (1) | (12) | (9) | (30) | (90) |
| **Total** | **(45,971)** | **(43,191)** | **(89,162)** | **100.0** | **(9,263)** | **(5,854)** | **(5,034)** | **(17,043)** | **(9,225)** | **(42,743)** | **(47,798)** |
| **% per maturity date** | | | | | 10.4 | 6.6 | 5.6 | 19.1 | 10.3 | 48.0 | |
| **Total – 12/31/2019** | **(24,860)** | **(22,938)** | **(47,798)** | **100.0** | **(6,603)** | **(7,157)** | **(1,941)** | **(3,098)** | **(9,463)** | **(19,536)** | |
| **% per maturity date** | | | | | 13.8 | 15.0 | 4.1 | 6.5 | 19.8 | 40.8 | |

The result of derivative financial instruments in the period totals R$ (4,296) ( R$ 12 at 06/30/2019).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 | 4.17

II - Derivatives by index and Risk Fator

| | Off-balance sheet / Notional amount | | Balance sheet account receivable / (received) (payable) paid | Adjustment to fair value (in income / stockholders' equity) | Fair value | |
|---|---|---|---|---|---|---|
| | 06/30/2020 | 12/31/2019 | 06/30/2020 | 06/30/2020 | 06/30/2020 | 12/31/2019 |
| **Futures contracts** | **732,483** | **663,480** | **-** | **-** | **-** | **-** |
| **Purchase commitments** | **233,632** | **324,741** | **-** | **-** | **-** | **-** |
| Shares | 3,282 | 768 | - | - | - | - |
| Commodities | 402 | 76 | - | - | - | - |
| Interest | 194,512 | 301,487 | - | - | - | - |
| Foreign currency | 35,436 | 22,410 | - | - | - | - |
| **Commitments to sell** | **498,851** | **338,739** | **-** | **-** | **-** | **-** |
| Shares | 4,718 | 1,163 | - | - | - | - |
| Commodities | 1,793 | 1,049 | - | - | - | - |
| Interest | 465,146 | 308,147 | - | - | - | - |
| Foreign currency | 27,194 | 28,380 | - | - | - | - |
| **Swap contracts** | | | **(7,565)** | **(1,131)** | **(8,696)** | **(6,486)** |
| **Asset position** | **1,360,233** | **1,095,059** | **17,193** | **36,665** | **53,858** | **26,458** |
| Commodities | 33 | 574 | - | - | - | 9 |
| Interest | 1,338,614 | 1,076,215 | 12,941 | 34,727 | 47,668 | 24,409 |
| Foreign currency | 21,586 | 18,270 | 4,252 | 1,938 | 6,190 | 2,040 |
| **Liability position** | **1,360,233** | **1,095,059** | **(24,758)** | **(37,796)** | **(62,554)** | **(32,944)** |
| Shares | 30 | 49 | (3) | (1) | (4) | (9) |
| Commodities | - | 855 | - | - | - | (12) |
| Interest | 1,337,361 | 1,069,341 | (18,332) | (37,600) | (55,932) | (31,255) |
| Foreign currency | 22,842 | 24,814 | (6,423) | (195) | (6,618) | (1,668) |
| **Option contracts** | **1,837,924** | **1,696,439** | **(1,431)** | **535** | **(896)** | **(619)** |
| **Purchase commitments - long position** | **136,983** | **245,802** | **5,313** | **4,183** | **9,496** | **6,147** |
| Shares | 14,812 | 11,491 | 402 | 552 | 954 | 784 |
| Commodities | 432 | 268 | 12 | 8 | 20 | 17 |
| Interest | 67,758 | 188,110 | 338 | (272) | 66 | 83 |
| Foreign currency | 53,981 | 45,933 | 4,561 | 3,895 | 8,456 | 5,263 |
| **Commitments to sell - long position** | **795,217** | **612,172** | **2,833** | **1,731** | **4,564** | **2,233** |
| Shares | 16,977 | 12,294 | 608 | 831 | 1,439 | 356 |
| Commodities | 187 | 228 | 7 | (2) | 5 | 3 |
| Interest | 725,940 | 554,427 | 983 | 1,638 | 2,621 | 1,362 |
| Foreign currency | 52,113 | 45,223 | 1,235 | (736) | 499 | 512 |
| **Purchase commitments - short position** | **116,575** | **176,985** | **(6,752)** | **(3,920)** | **(10,672)** | **(6,662)** |
| Shares | 12,266 | 10,594 | (289) | (547) | (836) | (634) |
| Commodities | 433 | 235 | (10) | (3) | (13) | (18) |
| Interest | 54,574 | 129,647 | (358) | 230 | (128) | (52) |
| Foreign currency | 49,302 | 36,509 | (6,095) | (3,600) | (9,695) | (5,958) |
| **Commitments to sell - short position** | **789,149** | **661,480** | **(2,825)** | **(1,459)** | **(4,284)** | **(2,337)** |
| Shares | 15,126 | 11,152 | (495) | (789) | (1,284) | (306) |
| Commodities | 244 | 485 | (7) | 2 | (5) | (11) |
| Interest | 725,543 | 607,394 | (921) | (1,625) | (2,546) | (1,282) |
| Foreign currency | 48,236 | 42,449 | (1,402) | 953 | (449) | (738) |
| **Forward operations (onshore)** | **14,762** | **5,134** | **1,197** | **(1)** | **1,196** | **1,258** |
| **Purchases receivable** | **1,105** | **668** | **1,105** | **(7)** | **1,098** | **640** |
| Shares | 618 | 488 | 618 | (7) | 611 | 481 |
| Interest | 487 | 160 | 487 | - | 487 | 159 |
| Foreign currency | - | 20 | - | - | - | - |
| **Purchases payable obligations** | **-** | **660** | **(487)** | **-** | **(487)** | **(160)** |
| Interest | - | - | (487) | - | (487) | (160) |
| Foreign currency | - | 660 | - | - | - | - |
| **Sales deliverable** | **2,068** | **1,653** | **2,002** | **6** | **2,008** | **1,372** |
| Shares | 590 | 786 | 579 | 6 | 585 | 779 |
| Interest | - | - | 1,423 | - | 1,423 | 593 |
| Foreign currency | 1,478 | 867 | - | - | - | - |
| **Sales receivable obligations** | **11,589** | **2,153** | **(1,423)** | **-** | **(1,423)** | **(594)** |
| Shares | - | - | - | - | - | - |
| Interest | 1,423 | 592 | (1,423) | - | (1,423) | (593) |
| Foreign currency | 10,166 | 1,561 | - | - | - | (1) |
| **Credit derivatives** | **16,349** | **12,739** | **(367)** | **161** | **(206)** | **127** |
| **Asset position** | **8,766** | **9,878** | **(135)** | **257** | **122** | **167** |
| Shares | 1,600 | 2,307 | (62) | 128 | 66 | 134 |
| Commodities | 3 | 27 | - | - | - | 2 |
| Interest | 7,163 | 7,423 | (73) | 129 | 56 | 27 |
| Foreign currency | - | 121 | - | - | - | 4 |
| **Liability position** | **7,583** | **2,861** | **(232)** | **(96)** | **(328)** | **(40)** |
| Shares | 2,455 | 719 | (76) | (61) | (137) | (20) |
| Commodities | 20 | 2 | (1) | (2) | (3) | - |
| Interest | 5,108 | 2,140 | (155) | (33) | (188) | (20) |
| **NDF - Non Deliverable Forward** | **356,072** | **295,508** | **2,853** | **(110)** | **2,743** | **(525)** |
| **Asset position** | **193,019** | **138,772** | **12,326** | **(227)** | **12,099** | **4,446** |
| Commodities | 869 | 570 | 77 | (2) | 75 | 33 |
| Foreign currency | 192,150 | 138,202 | 12,249 | (225) | 12,024 | 4,413 |
| **Liability position** | **163,053** | **156,736** | **(9,473)** | **117** | **(9,356)** | **(4,971)** |
| Commodities | 1,001 | 316 | (141) | 9 | (132) | (11) |
| Foreign currency | 162,052 | 156,420 | (9,332) | 108 | (9,224) | (4,960) |
| **Other derivative financial instruments** | **7,400** | **6,783** | **222** | **294** | **516** | **85** |
| **Asset position** | **6,516** | **5,541** | **243** | **331** | **574** | **175** |
| Shares | 383 | 84 | - | 19 | 19 | 2 |
| Interest | 6,131 | 5,456 | 243 | 191 | 434 | 169 |
| Foreign currency | 2 | 1 | - | 121 | 121 | 4 |
| **Liability position** | **884** | **1,242** | **(21)** | **(37)** | **(58)** | **(90)** |
| Shares | 719 | 784 | (16) | (17) | (33) | (54) |
| Interest | 165 | 458 | (5) | (20) | (25) | (18) |
| Foreign currency | - | - | - | - | - | (18) |
| | | **Assets** | **40,880** | **42,939** | **83,819** | **41,638** |
| | | **Liabilities** | **(45,971)** | **(43,191)** | **(89,162)** | **(47,798)** |
| | | **Total** | **(5,091)** | **(252)** | **(5,343)** | **(6,160)** |

**Derivative contracts mature as follows (in days):**

| Off-balance sheet / notional amount | 0 - 30 | 31 - 180 | 181 - 365 | Over 365 days | 06/30/2020 | 12/31/2019 |
|---|---|---|---|---|---|---|
| Futures contracts | 227,094 | 254,038 | 140,678 | 110,673 | 732,483 | 663,480 |
| Swaps contracts | 19,566 | 127,229 | 350,197 | 863,241 | 1,360,233 | 1,095,059 |
| Options contracts | 742,902 | 134,853 | 805,358 | 154,811 | 1,837,924 | 1,696,439 |
| Forwards (onshore) | 3,475 | 10,399 | 876 | 12 | 14,762 | 5,134 |
| Credit derivatives | - | 6,207 | 895 | 9,247 | 16,349 | 12,739 |
| NDF - Non Deliverable Forward | 112,002 | 155,800 | 68,965 | 19,305 | 356,072 | 295,508 |
| Other derivative financial instruments | 120 | 299 | 790 | 6,191 | 7,400 | 6,783 |

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 | 4.18

### III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

| | 06/30/2020 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Futures contracts | Swaps contracts | Option contracts | Forwards (onshore) | Credit derivatives | NDF - Non Deliverable Forward | Other derivative financial instruments |
| **B3** | **538,544** | **16,419** | **1,625,225** | **12,853** | **-** | **61,650** | **-** |
| **Over-the-counter market** | **193,939** | **1,343,814** | **212,699** | **1,909** | **16,349** | **294,422** | **7,400** |
| Financial institutions | 191,690 | 1,099,861 | 169,189 | 1,909 | 16,349 | 173,497 | 5,594 |
| Companies | 2,249 | 225,764 | 42,608 | - | - | 119,653 | 1,806 |
| Individuals | - | 18,189 | 902 | - | - | 1,272 | - |
| **Total** | **732,483** | **1,360,233** | **1,837,924** | **14,762** | **16,349** | **356,072** | **7,400** |
| **Total – 12/31/2019** | **663,480** | **1,095,059** | **1,696,439** | **5,134** | **12,739** | **295,508** | **6,783** |

### IV - Credit derivatives

See below the composition of the Credit Derivatives portfolio stated at their notional amounts, and their effect on the calculation of Required Reference Equity.

| | 06/30/2020 | | | 12/31/2019 | | |
|---|---|---|---|---|---|---|
| | Notional amount of credit protection sold | Notional amount of credit protection purchased with identical underlying amount | Net position | Notional amount of credit protection sold | Notional amount of credit protection purchased with identical underlying amount | Net position |
| CDS | (9,373) | 1,753 | (7,620) | (6,283) | 2,295 | (3,988) |
| TRS | (5,223) | - | (5,223) | (4,161) | - | (4,161) |
| **Total** | **(14,596)** | **1,753** | **(12,843)** | **(10,444)** | **2,295** | **(8,149)** |

The effect of the risk received on the reference equity (Note 17c) was R$ 86 (R$ 57 at 12/31/2019).

During the period, there were no credit events relating to the taxable events provided for in the agreements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 | 4.19

V - Hedge accounting

**I) Cash flow** - the purpose of this hedge of ITAÚ UNIBANCO PRUDENTIAL is to hedge cash flows of interest receipt and payment (CDB / Syndicated Loans / Assets Transactions / Funding and agreements to resell) and exposures to future exchange rate (anticipated transactions and unrecognized firm commitments) related to its variable interest rate risk (CDI / LIBOR/UF*/TPM*/Selic), and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI CETIP Over, LIBOR/ UF*/ TPM* / Selic and foreign exchange rate.
*UF (Chilean Unit of Account) / TPM (Monetary Policy Rate).

| Strategies | 06/30/2020 | | | | | |
|---|---|---|---|---|---|---|
| | Hedge Item | | | | Hedge Instruments | |
| | Book value | | Variation in the amounts recognized in Stockholders' Equity (*) | Cash flow hedge reserve | Nominal amount | Variation in the amounts used to calculate hedge ineffectiveness |
| | Assets | Liabilities | | | | |
| **Interest rate risk** | | | | | | |
| Hedge of deposits and securities purchased under agreements to resell | - | 101,351 | (3,161) | (3,446) | 102,870 | (3,163) |
| Hedge of assets transactions | 5,788 | - | 185 | 185 | 5,972 | 185 |
| Hedge of asset-backed securities under repurchase agreements | 29,372 | - | 1,143 | 1,143 | 31,153 | 1,143 |
| Hedge of assets denominated in UF | 8,766 | - | 99 | 99 | 8,667 | 101 |
| Hedge of funding | - | 4,947 | (145) | (142) | 4,802 | (145) |
| Hedge of loan operations | 304 | - | 17 | 17 | 287 | 19 |
| **Variable costs risks** | | | | | | |
| Hedge of highly probable forecast transactions | 16,434 | - | (116) | (116) | 16,435 | (115) |
| **Foreign exchange risk** | | | | | | |
| Hedge of highly probable forecast transactions | 391 | - | 29 | 173 | 391 | 29 |
| **Total** | **61,055** | **106,298** | **(1,949)** | **(2,087)** | **170,577** | **(1,946)** |

| Strategies | 12/31/2019 | | | | | |
|---|---|---|---|---|---|---|
| | Hedge Item | | | | Hedge Instruments | |
| | Book value | | Variation in the amounts recognized in Stockholders' Equity (*) | Cash flow hedge reserve | Nominal amount | Variation in the amounts used to calculate hedge ineffectiveness |
| | Assets | Liabilities | | | | |
| **Interest rate risk** | | | | | | |
| Hedge of deposits and securities purchased under agreements to resell | - | 24,068 | (2,830) | (3,395) | 25,026 | (2,836) |
| Hedge of assets transactions | 5,564 | - | 91 | 91 | 5,656 | 91 |
| Hedge of asset-backed securities under repurchase agreements | 30,896 | - | 520 | 520 | 32,130 | 523 |
| Hedge of assets denominated in UF | 12,588 | - | 6 | 6 | 12,582 | 5 |
| Hedge of funding | - | 4,617 | (27) | (22) | 4,590 | (27) |
| Hedge of loan operations | 269 | - | 12 | 12 | 257 | 14 |
| **Variable costs risks** | | | | | | |
| Hedge of highly probable forecast transactions | 32,200 | - | 16 | 16 | 32,009 | 16 |
| **Foreign exchange risk** | | | | | | |
| Hedge of highly probable forecast transactions | 294 | - | (11) | 179 | 294 | (11) |
| **Total** | **81,811** | **28,685** | **(2,223)** | **(2,593)** | **112,544** | **(2,225)** |

*(*) Recorded under heading Other comprehensive income.*

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 4.20

| Hedge Instruments | 06/30/2020 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Notional amount | Book value [1] | | Variation in the amounts used to calculate hedge ineffectiveness | Variation in value recognized in Stockholders' Equity [2] | Hedge ineffectiveness recognized in income | Amount reclassified from Cash flow hedge reserve into income |
| | | Assets | Liabilities | | | | |
| **Interest rate risk [3]** | | | | | | | |
| Futures | 139,995 | 82 | - | (1,835) | (1,833) | (2) | (281) |
| Swap | 13,756 | 4,947 | 9,074 | (25) | (30) | 5 | - |
| **Foreign exchange risk [4]** | | | | | | | |
| Futures | 16,826 | 7 | 277 | (86) | (86) | - | - |
| **Total** | **170,577** | **5,036** | **9,351** | **(1,946)** | **(1,949)** | **3** | **(281)** |

| Hedge Instruments | 12/31/2019 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Notional amount | Book value [1] | | Variation in the amounts used to calculate hedge ineffectiveness | Variation in value recognized in Stockholders' Equity [2] | Hedge ineffectiveness recognized in income | Amount reclassified from Cash flow hedge reserve into income |
| | | Assets | Liabilities | | | | |
| **Interest rate risk [3]** | | | | | | | |
| Futures | 62,812 | - | 14 | (2,222) | (2,219) | (3) | (870) |
| Swap | 17,429 | 4,617 | 12,858 | (8) | (9) | 1 | - |
| **Foreign exchange risk [4]** | | | | | | | |
| Futures | 32,303 | - | 156 | 5 | 5 | - | - |
| **Total** | **112,544** | **4,617** | **13,028** | **(2,225)** | **(2,223)** | **(2)** | **(870)** |

*(1) Recorded under heading Derivative financial instruments.*

*(2) Recorded under heading Other comprehensive income.*

*(3) DI Future negotiated on B3 and interest rate swap negotiated on Chicago Mercantile Exchange.*

*(4) DDI Futures contracts and Dollar Purchase Options negotiated on B3.*

The gains or losses related to the accounting hedge of cash flows that ITAÚ UNIBANCO HOLDING PRUDENTIAL expect to recognize in results in the following 12 months, totaling R$ (1,419) (R$ (1,285) at 12/31/2019).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 | 4.21

**II) Market risk** – The hedging strategies against market risk of ITAÚ UNIBANCO PRUDENTIAL consist of hedge of exposure to variation in market risk, in interest receipts, which are attributable to changes in interest rates relating to recognized assets and liabilities.

| Strategies | 06/30/2020 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Hedge Item | | | | | Hedge Instruments | |
| | Book value | | Fair value adjustments | | Variation in value recognized in income (*) | Notional amount | Variation in the amounts used to calculate hedge ineffectiveness |
| | Assets | Liabilities | Assets | Liabilities | | | |
| **Interest rate risk** | | | | | | | |
| Hedge of loan operations | 8,993 | - | 9,401 | - | 408 | 8,993 | (415) |
| Hedge of funding | - | 9,708 | - | 11,255 | (1,547) | 9,708 | 1,539 |
| Hedge of available for sale securities | 21,963 | - | 22,818 | - | 855 | 22,814 | (852) |
| **Total** | **30,956** | **9,708** | **32,219** | **11,255** | **(284)** | **41,515** | **272** |

| Strategies | 12/31/2019 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Hedge Item | | | | | Hedge Instruments | |
| | Book value | | Fair value adjustments | | Variation in value recognized in income (*) | Notional amount | Variation in the amounts used to calculate hedge ineffectiveness |
| | Assets | Liabilities | Assets | Liabilities | | | |
| **Interest rate risk** | | | | | | | |
| Hedge of loan operations | 7,386 | - | 7,642 | - | 256 | 7,386 | (264) |
| Hedge of funding | - | 7,436 | - | 8,195 | (759) | 7,436 | 775 |
| Hedge of available for sale securities | 17,633 | - | 18,456 | - | 823 | 18,492 | (816) |
| **Total** | **25,019** | **7,436** | **26,098** | **8,195** | **320** | **33,314** | **(305)** |

*(*) Recorded under heading Results from Securities and Derivative Financial Instruments.*

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 | 4.22

| Hedge Instruments | 06/30/2020 | | | | |
|---|---|---|---|---|---|
| | Notional amount | Book value (1) | | Variation in the amounts used to calculate hedge ineffectiveness | Hedge ineffectiveness recognized in income |
| | | Assets | Liabilities | | |
| **Interest rate risk** | | | | | |
| Swap | 21,777 | 2,423 | - | 945 | (14) |
| Other Derivatives | 19,738 | - | 19,108 | (673) | 2 |
| **Total (2)** | **41,515** | **2,423** | **19,108** | **272** | **(12)** |

| Hedge Instruments | 12/31/2019 | | | | |
|---|---|---|---|---|---|
| | Notional amount | Book value (1) | | Variation in the amounts used to calculate hedge ineffectiveness | Hedge ineffectiveness recognized in income |
| | | Assets | Liabilities | | |
| **Interest rate risk** | | | | | |
| Swap | 15,202 | 766 | 443 | 390 | 8 |
| Other Derivatives | 18,112 | - | 17,343 | (695) | 7 |
| **Total** | **33,314** | **766** | **17,786** | **(305)** | **15** |

*(1) Recorded under heading Derivative financial instruments.*

*(2) In the period, the amount of R$ 435 is no longer qualified as hedge, with effect on result of R$ (38).*

To protect against market risk variation upon receipt and payment of interest, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses interest rate swap contracts. Hedge items refer to prefixed assets and liabilities denominated in Chilean Unit of Account – UF, fixed rate and denominated in Euros and US dollars, issued by subsidiaries in Chile, London and Colombia, respectively.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 | 4.23

**III) Hedge of net investment in foreign operations** – ITAÚ UNIBANCO HOLDING PRUDENTIAL's strategy of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of foreign operations, compared to the functional currency of the head office.

| Strategies | 06/30/2020 | | | | | |
|---|---|---|---|---|---|---|
| | Hedged item | | | | Hedge Instruments | |
| | Book value | | Variation in value recognized in Stockholders' Equity (*) | Foreign currency convertion reserve | Notional amount | Variation in the amounts used to calculate hedge ineffectiveness |
| | Assets | Liabilities | | | | |
| **Foreign exchange risk** | | | | | | |
| Hedge of net investment in foreign operations | 17,345 | - | (10,121) | (10,121) | 27,295 | (10,243) |
| **Total** | **17,345** | **-** | **(10,121)** | **(10,121)** | **27,295** | **(10,243)** |

| Strategies | 12/31/2019 | | | | | |
|---|---|---|---|---|---|---|
| | Hedged item | | | | Hedge Instruments | |
| | Book value | | Variation in value recognized in Stockholders' Equity (*) | Foreign currency convertion reserve | Notional amount | Variation in the amounts used to calculate hedge ineffectiveness |
| | Assets | Liabilities | | | | |
| **Foreign exchange risk** | | | | | | |
| Hedge of net investment in foreign operations | 14,396 | - | (2,792) | (2,792) | 16,947 | (2,915) |
| **Total** | **14,396** | **-** | **(2,792)** | **(2,792)** | **16,947** | **(2,915)** |

*(*) Recorded under heading Other comprehensive income.*

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 | 4.24

| Hedge Instruments | 06/30/2020 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Notional amount | Book value [1] | | Variation in the amounts used to calculate hedge ineffectiveness | Variation in the amount recognized in Stockholders' Equity [2] | Hedge ineffectiveness recognized in income | Amount reclassified from foreign currency convertion reserve |
| | | Assets | Liabilities | | | | |
| Interest rate risk [3] | | | | | | | |
| Futures | 46,836 | 11 | - | (13,780) | (13,691) | (89) | - |
| Forward | (4,239) | 4,247 | - | 40 | 47 | (7) | - |
| NDF - Non Deliverable Forward | (15,192) | 386 | - | 3,271 | 3,297 | (26) | - |
| Financial Assets | (110) | 110 | - | 226 | 226 | - | - |
| **Total** | **27,295** | **4,754** | **-** | **(10,243)** | **(10,121)** | **(122)** | **-** |

| Hedge Instruments | 12/31/2019 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Notional amount | Book value [1] | | Variation in the amounts used to calculate hedge ineffectiveness | Variation in the amount recognized in Stockholders' Equity [2] | Hedge ineffectiveness recognized in income | Amount reclassified from foreign currency convertion reserve |
| | | Assets | Liabilities | | | | |
| Interest rate risk [3] | | | | | | | |
| Futures | 32,966 | 228 | - | (5,175) | (5,086) | (89) | - |
| Forward | (2,990) | 2,977 | - | 52 | 60 | (8) | - |
| NDF - Non Deliverable Forward | (11,525) | 260 | - | 1,991 | 2,017 | (26) | - |
| Financial Assets | (1,504) | 1,523 | - | 217 | 217 | - | - |
| **Total** | **16,947** | **4,988** | **-** | **(2,915)** | **(2,792)** | **(123)** | **-** |

*(1) Recorded under heading Derivative financial instruments;*

*(2) Recorded under heading Other comprehensive income;*

*(3) DDI Future negotiated on B3 and Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.*

Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 | 4.25

**IV)** We present below the maturity terms of cash flow hedge, market risk hedge strategies and Hedge of net investment in foreign operations:

| | 06/30/2020 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 0-1 year | 1-2 years | 2-3 years | 3-4 years | 4-5 years | 5-10 years | Over 10 years | Total |
| Hedge of deposits and securities purchased under agreements to resell | 67,913 | 19,568 | 9,068 | 1,577 | 4,200 | 544 | - | **102,870** |
| Hedge of highly probable anticipated transactions | 16,826 | - | - | - | - | - | - | **16,826** |
| Hedge of assets transactions | 1,912 | 4,060 | - | - | - | - | - | **5,972** |
| Hedge of assets denominated in UF | 8,599 | 68 | - | - | - | - | - | **8,667** |
| Hedge of funding (Cash flow) | 2,278 | - | - | 2,048 | 200 | 276 | - | **4,802** |
| Hedge of loan operations (Cash flow) | 27 | 227 | 33 | - | - | - | - | **287** |
| Hedge of loan operations (Market risk) | 1,087 | 2,162 | 2,013 | 1,379 | 628 | 1,354 | 370 | **8,993** |
| Hedge of funding (Market risk) | - | 331 | 1,044 | - | 580 | 5,436 | 2,317 | **9,708** |
| Hedge of available for sale securities | 6,352 | 683 | 1,590 | - | 3,598 | 8,743 | 1,848 | **22,814** |
| Hedge of asset-backed securities under repurchase agreements | 12,535 | 10,409 | 7,429 | - | 780 | - | - | **31,153** |
| Hedge of net investment in foreign operations (*) | 27,295 | - | - | - | - | - | - | **27,295** |
| **Total** | **144,824** | **37,508** | **21,177** | **5,004** | **9,986** | **16,353** | **4,535** | **239,387** |

| | 12/31/2019 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 0-1 year | 1-2 years | 2-3 years | 3-4 years | 4-5 years | 5-10 years | Over 10 years | Total |
| Hedge of deposits and securities purchased under agreements to resell | 6,005 | 4,412 | 1,627 | 8,464 | - | 4,518 | - | **25,026** |
| Hedge of highly probable anticipated transactions | 32,303 | - | - | - | - | - | - | **32,303** |
| Hedge of assets transactions | - | 3,671 | 1,985 | - | - | - | - | **5,656** |
| Hedge of assets denominated in UF | 9,628 | 2,954 | - | - | - | - | - | **12,582** |
| Hedge of funding (Cash flow) | 2,562 | - | - | 1,646 | 161 | 221 | - | **4,590** |
| Hedge of loan operations (Cash flow) | 27 | 156 | 74 | - | - | - | - | **257** |
| Hedge of loan operations (Market risk) | 381 | 2,490 | 1,248 | 993 | 623 | 1,111 | 540 | **7,386** |
| Hedge of funding (Market risk) | 299 | 152 | 375 | 423 | 129 | 4,220 | 1,838 | **7,436** |
| Hedge of available for sale securities | 4,723 | 2,362 | 933 | 1,097 | 2,400 | 3,651 | 3,326 | **18,492** |
| Hedge of asset-backed securities under repurchase agreements | 6,225 | 18,739 | 812 | 5,621 | - | 733 | - | **32,130** |
| Hedge of net investment in foreign operations (*) | 16,947 | - | - | - | - | - | - | **16,947** |
| **Total** | **79,100** | **34,936** | **7,054** | **18,244** | **3,313** | **14,454** | **5,704** | **162,805** |

*(*) Classified as current, since instruments are frequently renewed.*

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 | 4.26

### g) Sensitivity analysis (trading and banking portfolios)

In compliance with CVM Instruction nº. 475, ITAÚ UNIBANCO HOLDING PRUDENTIAL carried out a sensitivity analysis for each market risk factor considered significant. The biggest losses arising, by risk factor, in each scenario, were stated together with their impact on the results, net of tax effects, providing an overview of ITAÚ UNIBANCO HOLDING PRUDENTIAL's exposure under exceptional scenarios.

The sensitivity analyses of the banking and the trading portfolio shown in this report are a static evaluation of the portfolio exposure and, therefore, do not take into account management's quick response capacity (treasury and control areas), which triggers risk mitigating measures whenever a situation of loss or high risk is identified, thus minimizing the possibility of significant losses. In addition, the study's sole purpose is to show the exposure to risk and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by ITAÚ UNIBANCO HOLDING PRUDENTIAL.

| Trading portfolio | Exposures | 06/30/2020 (*) | | |
|---|---|---|---|---|
| Risk factors | Risk of variation in: | Scenarios | | |
| | | I | II | III |
| Fixed Interest Rate | Fixed Interest Rates in Reais | 0.1 | (3.7) | (5.8) |
| Currency Coupon | Foreign Exchange Coupon Rates | 0.2 | (19.5) | (35.2) |
| Foreign Currency | Foreign Exchange Rates | 0.2 | (91.2) | (80.6) |
| Price Indices | Inflation Coupon Rates | (0.6) | (34.2) | (65.9) |
| TR | TR Coupon Rates | - | - | - |
| Equities | Prices of Equities | (0.3) | 27.4 | 56.7 |
| Other | Exposures that do not fall under the definitions above | - | (1.8) | (5.4) |
| **TOTAL** | | **(0.4)** | **(123.0)** | **(136.2)** |

*(*) Amounts net of tax effects.*

| Trading and Banking portfolios | Exposures | 06/30/2020 (*) | | |
|---|---|---|---|---|
| Risk factors | Risk of variation in: | Scenarios | | |
| | | I | II | III |
| Fixed Interest Rate | Fixed Interest Rates in Reais | (5.2) | (423.4) | (835.4) |
| Currency Coupon | Foreign Exchange Coupon Rates | (7.0) | (257.5) | (495.6) |
| Foreign Currency | Foreign Exchange Rates | 5.6 | (144.8) | (233.4) |
| Price Indices | Inflation Coupon Rates | (3.2) | (262.9) | (470.5) |
| TR | TR Coupon Rates | 0.2 | (5.1) | (8.6) |
| Equities | Prices of Equities | 0.3 | 19.7 | 46.0 |
| Other | Exposures that do not fall under the definitions above | (0.1) | (2.0) | (8.1) |
| **TOTAL** | | **(9.4)** | **(1,076.0)** | **(2,005.6)** |

*(*) Amounts net of tax effects.*

The following scenarios are used to measure these sensitivities:

- **Scenario I**: Addition of 1 base point in fixed interest rates, currency coupon, inflation, and interest rate index, and 1 percentage point in currency and share prices;
- **Scenario II**: Shocks of 25 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor;
- **Scenario III**: Shocks of 50 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor.

Derivative financial instruments contracted by ITAÚ UNIBANCO HOLDING PRUDENTIAL are shown in the item Derivative financial instruments in this note.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 | 4.27

**Note 6 - Loan, lease and other credit operations**

**a) Composition of the portfolio with credit granting characteristics**

**I – By type of operations and risk level**

| Risk levels | 06/30/2020 | | | | | | | | | | 12/31/2019 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | AA | A | B | C | D | E | F | G | H | Total | Total |
| **Loan operations** | **305,938** | **105,639** | **64,347** | **37,722** | **16,882** | **6,757** | **4,748** | **7,772** | **10,767** | **560,572** | **471,330** |
| Loans and discounted trade receivables | 141,582 | 80,337 | 48,075 | 29,338 | 14,631 | 4,451 | 3,609 | 4,816 | 9,603 | 336,442 | 279,825 |
| Financing | 81,113 | 14,442 | 11,637 | 6,436 | 1,455 | 1,891 | 448 | 2,209 | 614 | 120,245 | 100,003 |
| Farming financing | 7,979 | 600 | 708 | 85 | 15 | 7 | 27 | 11 | 6 | 9,438 | 9,612 |
| Real estate financing | 75,264 | 10,260 | 3,927 | 1,863 | 781 | 408 | 664 | 736 | 544 | 94,447 | 81,890 |
| **Lease operations** | **652** | **4,032** | **2,871** | **788** | **155** | **85** | **148** | **116** | **106** | **8,953** | **7,452** |
| **Credit card operations** | **308** | **65,815** | **3,374** | **2,735** | **1,438** | **981** | **1,109** | **833** | **4,106** | **80,699** | **98,430** |
| **Advance on exchange contracts [(1)]** | **4,753** | **383** | **622** | **223** | **162** | **15** | **46** | **3** | **-** | **6,207** | **4,531** |
| **Other sundry receivables [(2)]** | **57** | **324** | **9** | **47** | **216** | **5** | **766** | **39** | **440** | **1,903** | **2,104** |
| **Total operations with credit granting characteristics** | **311,708** | **176,193** | **71,223** | **41,515** | **18,853** | **7,843** | **6,817** | **8,763** | **15,419** | **658,334** | **583,847** |
| **Financial guarantees provided [(3)]** | - | - | - | - | - | - | - | - | - | **70,183** | **66,861** |
| **Total with Financial guarantees provided** | **311,708** | **176,193** | **71,223** | **41,515** | **18,853** | **7,843** | **6,817** | **8,763** | **15,419** | **728,517** | **650,708** |
| **Total operations with credit granting characteristics at 12/31/2019** | **260,100** | **182,650** | **56,511** | **35,902** | **13,673** | **6,680** | **5,633** | **8,439** | **14,259** | **583,847** | |

*(1) Includes Advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a);*

*(2) Includes Securities and credits receivable, Debtors for purchase of assets and Endorsements and sureties honored;*

*(3) Recorded in Offsetting accounts.*

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 | 4.28

II – By maturity and risk level

| | 06/30/2020 | | | | | | | | | | 12/31/2019 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | AA | A | B | C | D | E | F | G | H | Total | Total |
| | Overdue Operations [1] [2] | | | | | | | | | | |
| **Falling due installments** | **-** | **-** | **1,371** | **1,291** | **1,093** | **1,075** | **1,258** | **1,322** | **3,328** | **10,738** | **12,917** |
| 01 to 30 | - | - | 105 | 54 | 47 | 48 | 57 | 55 | 196 | 562 | 612 |
| 31 to 60 | - | - | 52 | 47 | 41 | 37 | 43 | 67 | 164 | 451 | 575 |
| 61 to 90 | - | - | 51 | 46 | 42 | 43 | 99 | 44 | 163 | 488 | 587 |
| 91 to 180 | - | - | 133 | 124 | 113 | 132 | 115 | 118 | 436 | 1,171 | 1,462 |
| 181 to 365 | - | - | 216 | 217 | 184 | 158 | 267 | 274 | 667 | 1,983 | 2,343 |
| Over 365 days | - | - | 814 | 803 | 666 | 657 | 677 | 764 | 1,702 | 6,083 | 7,338 |
| **Overdue installments** | **-** | **-** | **1,034** | **1,094** | **1,398** | **1,393** | **1,781** | **1,852** | **7,870** | **16,422** | **15,653** |
| 01 to 14 | - | - | 3 | 19 | 14 | 15 | 20 | 20 | 71 | 162 | 224 |
| 15 to 30 | - | - | 904 | 102 | 97 | 76 | 93 | 72 | 162 | 1,506 | 1,509 |
| 31 to 60 | - | - | 127 | 823 | 186 | 176 | 147 | 114 | 257 | 1,830 | 2,001 |
| 61 to 90 | - | - | - | 93 | 955 | 185 | 333 | 293 | 331 | 2,190 | 1,851 |
| 91 to 180 | - | - | - | 57 | 146 | 869 | 1,106 | 1,206 | 1,236 | 4,620 | 4,475 |
| 181 to 365 | - | - | - | - | - | 72 | 82 | 147 | 5,576 | 5,877 | 5,426 |
| Over 365 days | - | - | - | - | - | - | - | - | 237 | 237 | 167 |
| **Subtotal (a)** | **-** | **-** | **2,405** | **2,385** | **2,491** | **2,468** | **3,039** | **3,174** | **11,198** | **27,160** | **28,570** |
| **Subtotal - 12/31/2019** | **-** | **-** | **2,766** | **2,962** | **2,579** | **2,440** | **3,572** | **3,164** | **11,087** | **28,570** | |
| | Non-overdue operations | | | | | | | | | | |
| **Falling due installments** | **310,619** | **174,854** | **68,434** | **38,570** | **16,230** | **5,215** | **3,707** | **5,557** | **4,183** | **627,369** | **552,034** |
| 01 to 30 | 23,241 | 34,576 | 7,900 | 5,500 | 1,254 | 477 | 588 | 468 | 485 | 74,489 | 82,350 |
| 31 to 60 | 23,425 | 16,489 | 4,122 | 2,088 | 490 | 201 | 105 | 164 | 212 | 47,296 | 50,637 |
| 61 to 90 | 16,485 | 12,129 | 3,911 | 2,232 | 396 | 341 | 114 | 284 | 187 | 36,079 | 30,944 |
| 91 to 180 | 32,607 | 23,176 | 8,538 | 4,674 | 1,029 | 410 | 277 | 655 | 432 | 71,798 | 69,105 |
| 181 to 365 | 54,812 | 26,242 | 12,090 | 6,002 | 6,047 | 615 | 492 | 399 | 742 | 107,441 | 76,336 |
| Over 365 days | 160,049 | 62,242 | 31,873 | 18,074 | 7,014 | 3,171 | 2,131 | 3,587 | 2,125 | 290,266 | 242,662 |
| **Overdue up to 14 days** | **1,089** | **1,339** | **384** | **560** | **132** | **160** | **71** | **32** | **38** | **3,805** | **3,243** |
| **Subtotal (b)** | **311,708** | **176,193** | **68,818** | **39,130** | **16,362** | **5,375** | **3,778** | **5,589** | **4,221** | **631,174** | **555,277** |
| **Subtotal - 12/31/2019** | **260,100** | **182,650** | **53,745** | **32,940** | **11,094** | **4,240** | **2,061** | **5,275** | **3,172** | **555,277** | |
| **Portfolio total (a + b)** | **311,708** | **176,193** | **71,223** | **41,515** | **18,853** | **7,843** | **6,817** | **8,763** | **15,419** | **658,334** | **583,847** |
| **Existing allowance** | **(1,836)** | **(1,576)** | **(2,151)** | **(4,060)** | **(6,803)** | **(3,349)** | **(4,394)** | **(8,762)** | **(15,419)** | **(49,331)** | **(39,792)** |
| Minimum | - | (879) | (710) | (1,236) | (1,868) | (2,351) | (3,404) | (6,134) | (15,419) | (32,001) | (28,910) |
| Financial Guarantees [3] | - | - | - | - | - | - | - | - | - | (981) | (859) |
| Additional [4] | (1,836) | (697) | (1,441) | (2,824) | (4,935) | (998) | (990) | (2,628) | - | (16,349) | (10,023) |
| **Portfolio total at 12/31/2019** | **260,100** | **182,650** | **56,511** | **35,902** | **13,673** | **6,680** | **5,633** | **8,439** | **14,259** | **583,847** | |
| **Existing allowance at 12/31/2019** | **(165)** | **(994)** | **(1,527)** | **(3,528)** | **(3,388)** | **(2,995)** | **(3,695)** | **(8,382)** | **(14,259)** | **(39,792)** | |
| Minimum | - | (913) | (565) | (1,077) | (1,368) | (2,004) | (2,817) | (5,907) | (14,259) | (28,910) | |
| Financial Guarantees [3] | - | - | - | - | - | - | - | - | - | (859) | |
| Additional [4] | (165) | (81) | (962) | (2,451) | (2,020) | (991) | (878) | (2,475) | - | (10,023) | |

*(1) Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptcy;*

*(2) The balance of non-accrual operations amounts to R$ 20,978 (R$ 20,818 at 12/31/2019);*

*(3) Provision for financial guarantees provided, recorded in Other liabilities - Sundry, in the Consolidated Balance Sheet;*

*(4) Related to expected and potential loss.*

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020

4.29

**III – By business sector**

| | 06/30/2020 | % | 12/31/2019 | % |
|---|---|---|---|---|
| Public Sector | 3,951 | 0.6% | 1,190 | 0.2% |
| Private sector | 654,383 | 99.4% | 582,657 | 99.8% |
| Companies | 348,615 | 53.0% | 281,114 | 48.1% |
| Individuals | 305,768 | 46.4% | 301,543 | 51.6% |
| **Total** | **658,334** | **100.0%** | **583,847** | **100.0%** |

**IV - Financial guarantees provided by type**

| | 06/30/2020 | | 12/31/2019 | |
|---|---|---|---|---|
| **Type of guarantees** | **Portfolio** | **Provision** | **Portfolio** | **Provision** |
| Endorsements or sureties pledged in legal and administrative tax proceedings | 28,733 | (236) | 29,460 | (236) |
| Sundry bank guarantees | 25,745 | (532) | 24,416 | (511) |
| Other financial guarantees provided | 10,221 | (176) | 7,819 | (71) |
| Tied to the distribution of marketable securities by Public Offering | 975 | (1) | - | - |
| Restricted to bids, auctions, service provision or execution of works | 2,953 | (27) | 3,636 | (26) |
| Restricted to international trade of goods | 658 | (7) | 948 | (13) |
| Restricted to supply of goods | 898 | (2) | 582 | (2) |
| **Total** | **70,183** | **(981)** | **66,861** | **(859)** |

**b) Credit concentration**

| Loan, lease and other credit operations (*) | 06/30/2020 | | 12/31/2019 | |
|---|---|---|---|---|
| | **Risk** | **% of total** | **Risk** | **% of total** |
| Largest debtor | 7,549 | 1.0 | 5,389 | 0.8 |
| 10 largest debtors | 35,980 | 4.9 | 29,340 | 4.5 |
| 20 largest debtors | 52,567 | 7.2 | 44,712 | 6.9 |
| 50 largest debtors | 83,012 | 11.4 | 71,975 | 11.1 |
| 100 largest debtors | 114,474 | 15.7 | 97,705 | 15.1 |

*(*) The amounts include financial guarantees provided.*

| Loan, lease and other credit operations and securities of companies and financial institutions (*) | 06/30/2020 | | 12/31/2019 | |
|---|---|---|---|---|
| | **Risk** | **% of total** | **Risk** | **% of total** |
| Largest debtor | 11,120 | 1.2 | 6,509 | 0.8 |
| 10 largest debtors | 66,332 | 7.4 | 49,084 | 6.3 |
| 20 largest debtors | 100,704 | 11.2 | 76,463 | 9.9 |
| 50 largest debtors | 161,170 | 17.9 | 126,832 | 16.4 |
| 100 largest debtors | 212,593 | 23.6 | 169,231 | 21.8 |

*(*) The amounts include financial guarantees provided.*

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 | 4.30

**c) Changes in allowance for loan losses and Provision for Financial Guarantees Provided**

| | 06/30/2020 | 12/31/2019 |
|---|---|---|
| **Opening balance - 01/01** | **(39,792)** | **(34,261)** |
| Net increase for the period | (17,790) | (23,907) |
| Minimum | (11,342) | (20,263) |
| Financial Guarantees Provided | (122) | 277 |
| Additional (1) | (6,326) | (3,921) |
| Write-Off | 10,355 | 18,328 |
| Other, mainly foreign exchange | (2,104) | 48 |
| **Closing balance (2)** | **(49,331)** | **(39,792)** |
| Minimum (3) | (32,001) | (28,910) |
| Financial Guarantees Provided (4) | (981) | (859) |
| Additional | (16,349) | (10,023) |

*(1) At 06/30/2020 the increase in the Provision for Expected Loan Loss – Supplementary is related to the change in the macroeconomic scenario as from the second half of March 2020 and that impacted our provisioning model for expected loss (Note 20d);*

*(2) The provision for loan losses regarding the lease portfolio amounts to: R$ (375) (R$ (273) at 12/31/2019);*

*(3) At 12/31/2019 comprises R$ (272) related to change in models, and the impact is offset by a Additional Provision;*

*(4) Provision for financial guarantees provided, recorded in Other liabilities - Sundry, in the Consolidated Balance Sheet.*

At 06/30/2020, the balance of the provision regarding the loan portfolio is equivalent to 7.5% (6.8% at 12/31/2019).

**d) Renegotiation of credits**

| | 06/30/2020 | | | 12/31/2019 | | |
|---|---|---|---|---|---|---|
| | Portfolio (1) | Provision for Loan Losses | % | Portfolio (1) | Provision for Loan Losses | % |
| Total renegotiated loans | 35,737 | (12,036) | 33.7% | 28,051 | (11,018) | 39.3% |
| (-) Renegotiated loans overdue up to 30 days (2) | (13,990) | 2,179 | 15.6% | (11,266) | 3,053 | 27.1% |
| Renegotiated loans overdue over 30 days (2) | 21,747 | (9,857) | 45.3% | 16,785 | (7,965) | 47.5% |

*(1) The amounts related to renegotiated loans up to 30 days of the Lease Portfolio are: R$ 112 (R$ 98 at 12/31/2019);*

*(2) Delays determined upon renegotiation.*

**e) Restricted operations on assets**

See below the information related to the restricted operations on assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002.

| | 06/30/2020 | | | 12/31/2019 | 01/01 to 06/30/2020 | 01/01 to 06/30/2019 |
|---|---|---|---|---|---|---|
| | 31 - 180 | Over 365 days | Total | Total | Income (expenses) | Income (expenses) |
| Restricted operations on assets | | | | | | |
| Loan operations | - | 7,041 | 7,041 | 8,734 | 2,091 | 83 |
| Liabilities - restricted operations on assets | | | | | | |
| Foreign borrowing through securities | - | 7,041 | 7,041 | 8,739 | (2,083) | (54) |
| **Net revenue from restricted operations** | | | | | **8** | **29** |

At 06/30/2020 and 12/31/2019 there were no balances in default.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 | 4.31

#### f) Operations of sale or transfers and acquisitions of financial assets

ITAÚ UNIBANCO HOLDING PRUDENTIAL carried out operations of sale or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus these credits are still recorded in the Consolidated Balance Sheet and are represented as follows:

| Nature of operation | 06/30/2020 | | | | 12/31/2019 | | | |
|---|---|---|---|---|---|---|---|---|
| | Assets | | Liabilities [1] | | Assets | | Liabilities [1] | |
| | Book value | Fair value | Book value | Fair value | Book value | Fair value | Book value | Fair value |
| Mortgage Loan | 459 | 472 | 457 | 470 | 1,244 | 1,282 | 1,243 | 1,281 |
| Working capital | 1,074 | 1,075 | 1,092 | 1,093 | 1,211 | 1,213 | 1,207 | 1,208 |
| Other [2] | - | - | - | - | - | - | 1 | 1 |
| **Total** | **1,533** | **1,547** | **1,549** | **1,563** | **2,455** | **2,495** | **2,451** | **2,490** |

*(1) Under Other sundry liabilities.*

*(2) Assignment of operations that had already been written down to losses.*

From 01/01 to 06/30/2020 operations of transfers of financial assets with no retention of risks and benefits generated impact on the result of R$ 91, net of the Provision for Loan Losses (R$ 53 from 01/01 to 06/30/2019).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 | 4.32

## Note 7 – Funding, borrowing and onlending

### a) Summary

| | 06/30/2020 | | | | | 12/31/2019 |
|---|---|---|---|---|---|---|
| | 0-30 | 31-180 | 181-365 | Over 365 days | Total | Total |
| Deposits | 334,028 | 55,986 | 95,448 | 252,291 | 737,753 | 518,682 |
| Deposits received under securities repurchase agreements | 247,106 | 2,281 | 9,536 | 58,253 | 317,176 | 270,248 |
| Funds from acceptance and issuance of securities | 7,381 | 15,027 | 20,508 | 102,224 | 145,140 | 143,569 |
| Borrowing and onlending | 13,764 | 40,677 | 21,005 | 19,738 | 95,184 | 76,393 |
| Subordinated debt | - | - | 6,986 | 67,852 | 74,838 | 59,462 |
| **Total** | **602,279** | **113,971** | **153,483** | **500,358** | **1,370,091** | **1,068,354** |
| % per maturity term | 44.0 | 8.3 | 11.2 | 36.5 | 100.0 | |
| **Total – 12/31/2019** | **524,229** | **105,090** | **68,555** | **370,480** | **1,068,354** | |
| % per maturity term | 49.1 | 9.8 | 6.4 | 34.7 | 100.0 | |

### b) Deposits

| | 06/30/2020 | | | | | 12/31/2019 |
|---|---|---|---|---|---|---|
| | 0-30 | 31-180 | 181-365 | Over 365 days | Total | Total |
| **Interest-bearing deposits** | **214,746** | **55,986** | **95,448** | **252,291** | **618,471** | **435,838** |
| Time deposits | 49,021 | 55,560 | 94,099 | 251,196 | 449,876 | 288,255 |
| Savings accounts | 163,761 | - | - | - | 163,761 | 144,563 |
| Interbanks | 1,964 | 426 | 1,349 | 1,095 | 4,834 | 3,021 |
| **Non-interest bearing deposits** | **119,282** | **-** | **-** | **-** | **119,282** | **82,844** |
| Demand deposits | 119,258 | - | - | - | 119,258 | 82,834 |
| Other deposits | 24 | - | - | - | 24 | 9 |
| **Total** | **334,028** | **55,986** | **95,448** | **252,291** | **737,753** | **518,682** |
| % per maturity term | 45.3 | 7.6 | 12.9 | 34.2 | 100.0 | |
| **Total – 12/31/2019** | **273,099** | **40,515** | **22,910** | **182,158** | **518,682** | |
| % per maturity term | 52.7 | 7.8 | 4.4 | 35.1 | 100.0 | |

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 4.33

c) Deposits received under securities repurchase agreements 06/30/2020 12/31/2019 0—30 31—180 181—365 Over 365 days Total Total Own portfolio 20,415 1,058 2,009 1,023 24,505 75,409 Government securities 8 7 — 15 51,509 Corporate Securities 20,215 ——20,215 17,665 Own issue 190 961 1,742 718 3,611 5,667 Foreign 2 90 267 305 664 568 Third-party portfolio 207,072 - - - 207,072 148,021 Free portfolio 19,619 1,223 7,527 57,230 85,599 46,818 Total 247,106 2,281 9,536 58,253 317,176 270,248 % per maturity term 77.9 0.7 3.0 18.4 100.0 Total – 12/31/2019 231,312 4,312 1,700 32,924 270,248 % per maturity term 85.6 1.6 0.6 12.2 100.0 Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 4.34

### d) Funds from acceptance and issuance of securities

| | 06/30/2020 | | | | | 12/31/2019 |
|---|---|---|---|---|---|---|
| | 0-30 | 31-180 | 181-365 | Over 365 days | Total | Total |
| **Real estate, mortgage, credit and similar notes** | **3,834** | **13,113** | **17,467** | **45,503** | **79,917** | **98,593** |
| Financial bills | 2,542 | 3,394 | 12,235 | 30,883 | 49,054 | 65,433 |
| Real estate credit bills | 92 | 1,510 | 281 | 1,083 | 2,966 | 7,636 |
| Rural credit bills | 1,200 | 8,209 | 4,951 | 6,081 | 20,441 | 21,204 |
| Guaranteed real estate bills | - | - | - | 7,456 | 7,456 | 4,320 |
| **Foreign securities** | **3,504** | **1,586** | **2,793** | **56,233** | **64,116** | **43,866** |
| Brazil risk note programme | 68 | 177 | 89 | 13,482 | 13,816 | 5,352 |
| Structure note issued | 139 | 1,030 | 1,382 | 4,472 | 7,023 | 5,253 |
| Bonds | 3,174 | - | 1,134 | 27,466 | 31,774 | 24,762 |
| Fixed rate notes | - | - | - | 7,068 | 7,068 | 5,193 |
| Eurobonds | 38 | - | 2 | 17 | 57 | 116 |
| Mortgage notes | 68 | - | 2 | 161 | 231 | 211 |
| Other | - | - | - | - | - | 2,979 |
| **Funding from Structured Operations Certificates (*)** | **43** | **328** | **248** | **488** | **1,107** | **1,110** |
| **Total** | **7,381** | **15,027** | **20,508** | **102,224** | **145,140** | **143,569** |
| % per maturity term | 5.1 | 10.4 | 14.1 | 70.4 | 100.0 | |
| **Total – 12/31/2019** | **4,293** | **31,402** | **15,657** | **92,217** | **143,569** | |
| % per maturity term | 3.0 | 21.9 | 10.9 | 64.2 | 100.0 | |

*(*) As of 06/30/2020, the market value of the funding from Structured Operations Certificates issued is R$ 1,170 (R$ 1,204 at 12/31/2019).*

**Guaranteed Real Estate Notes**

Guaranteed Real Estate Bills (LIGs) are registered, transferrable and free trade credit securities, that are guaranteed by asset portfolio of the issuer itself, submitted to the fiduciary system.

The "Instrument of LIG Issue", which details the conditions of LIG transactions, is available on the website www.itau.com.br/relacoes-com-investidores, section Menu / Relatórios / Letra Imobiliária Garantida (LIG).

**I – Breakdown of Asset Portfolio**

The credit portfolio linked to LIGs corresponds to 0.41% of ITAÚ UNIBANCO HOLDING PRUDENTIAL's total assets. Its composition is presented in the table below. Further details are available in the Statement of Asset Portfolio – SAP, in section Menu / Relatórios / Letra Imobiliária Garantida (LIG).

| | 06/30/2020 | 12/31/2019 |
|---|---|---|
| Real state loans | 8,434 | 5,002 |
| Government securities - Brazil | 36 | 287 |
| **Total asset portfolio** | **8,470** | **5,289** |
| **Total adjusted asset portfolio** | **8,470** | **5,275** |
| **Liabilities for issue of LIGs** | **7,456** | **4,320** |
| **Remuneration of the Fiduciary Agent** | **1** | **-** |

**II - Requirements of asset portfolio**

| | 06/30/2020 | 12/31/2019 |
|---|---|---|
| **Breakdown** | **99.6%** | **94.8%** |
| **Sufficiency** | | |
| Notional amount | 113.6% | 122.1% |
| Present value under stress | 116.0% | 124.7% |
| **Weighted average term** | | |
| Of the asset portfolio | 133.3 monthly | 118.5 monthly |
| Of outstandings LIGs | 116.0 monthly | 32.4 monthly |
| **Liquidity** | | |
| Net assets | 36 | 287 |

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 | 4.35

e) Borrowing and onlending 06/30/2020 12/31/2019 0-30 31-180 181-365 Over 365 days Total Total Borrowing 13,430 38,991 19,105 11,964 83,490 64,745 In Brazil 1,288 427 2—1,717 2,301 Foreign (*) 12,142 38,564 19,103 11,964 81,773 62,444 Onlending—Domestic – official institutions 334 1,686 1,900 7,774 11,694 11,648 BNDES 104 869 1,035 4,169 6,177 5,091 FINAME 125 714 846 3,132 4,817 5,727 Other 105 103 19 473 700 830 Total 13,764 40,677 21,005 19,738 95,184 76,393 % per maturity term 14.5 42.7 22.1 20.7 100.0 Total – 12/31/2019 6,280 27,130 30,386 12,597 76,393 % per maturity term 8.2 35.5 39.8 16.5 100.0 (*) Foreign borrowing are basically represented by foreign exchange transactions related to export pre-financing and import financing. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 4.36

f) Subordinated debt, including perpetual debts

| | 06/30/2020 | | | | | 12/31/2019 |
|---|---|---|---|---|---|---|
| | 0-30 | 31-180 | 181-365 | Over 365 | Total | Total |
| Financial bills | - | - | - | 5,217 | 5,217 | 5,089 |
| Euronotes | - | - | 6,987 | 30,885 | 37,872 | 31,952 |
| (-) Transaction costs incurred (Note 3b) | - | - | (1) | (25) | (26) | (26) |
| Bonds | - | - | - | 7,322 | 7,322 | 5,795 |
| Debt instruments eligible as capital | - | - | - | 24,453 | 24,453 | 16,652 |
| **Grand total** | **-** | **-** | **6,986** | **67,852** | **74,838** | **59,462** |
| % per maturity date | 0.0 | 0.0 | 9.3 | 90.7 | **100.0** | |
| **Total – 12/31/2019** | **2** | **4,097** | **-** | **55,363** | **59,462** | |
| % per maturity date | 0.0 | 6.9 | 0.0 | 93.1 | **100.0** | |

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 4.37

| Description | | | | | | |
|---|---|---|---|---|---|---|
| **Name of security / currency** | **Principal amount (original currency)** | **Issue** | **Maturity** | **Return p.a.** | **06/30/2020** | **12/31/2019** |
| **Subordinated financial bills - BRL (*)** | | | | | | |
| | 1 | 2012 | 2020 | 111% of CDI | - | 2 |
| | 20 | | | IPCA + 6% to 6.17% | - | 49 |
| | 6 | 2011 | 2021 | 109.25% to 110.5% of CDI | 14 | 14 |
| | 2,307 | 2012 | 2022 | IPCA + 5.15% to 5.83% | 5,170 | 4,994 |
| | 20 | | | IGPM + 4.63% | 33 | 30 |
| | | | | **Total** | **5,217** | **5,089** |
| **Subordinated euronotes - USD (*)** | | | | | | |
| | 1,000 | 2010 | 2020 | 6.2% | - | 4,048 |
| | 1,000 | | 2021 | 5.75% | 5,646 | 4,153 |
| | 750 | 2011 | 2021 | 5.75% to 6.2% | 4,090 | 3,033 |
| | 550 | 2012 | 2021 | 6.2% | 3,012 | 2,217 |
| | 2,625 | | 2022 | 5.5% to 5.65% | 14,634 | 10,775 |
| | 1,870 | | 2023 | 5.13% | 10,283 | 7,578 |
| | 20 | 2017 | | 6.12% | 75 | 81 |
| | 10 | 2018 | | 6.5% | 44 | 41 |
| | 10 | 2019 | 2029 | 4.5% | 35 | - |
| | 10 | 2020 | Perpetual | 4.6% | 27 | - |
| | | | | **Total** | **37,846** | **31,926** |
| **Subordinated bonds - CLP** | 27,776 | 1997 | 2022 | 7.45% to 8.30% | 83 | 78 |
| | 177,560 | 2008 | 2033 | 3.50% to 4.92% | 1,373 | 1,099 |
| | 97,962 | 2009 | 2035 | 4.75% | 1,024 | 814 |
| | 1,060,250 | 2010 | 2032 | 4.35% | 100 | 79 |
| | 1,060,250 | | 2035 | 3.90% to 3.96% | 230 | 182 |
| | 1,060,250 | | 2036 | 4.48% | 1,094 | 868 |
| | 1,060,250 | | 2038 | 3.9% | 797 | 632 |
| | 1,060,250 | | 2040 | 4.15% to 4.29% | 613 | 487 |
| | 1,060,250 | | 2042 | 4.45% | 299 | 237 |
| | 46,625 | 2014 | 2034 | 3.8% | 390 | 309 |
| | | | | **Total** | **6,003** | **4,785** |
| **Subordinated bonds - COP** | 104,000 | 2013 | 2023 | IPC + 2% | 154 | 132 |
| | 146,000 | | 2028 | IPC + 2% | 217 | 182 |
| | 689,272 | 2014 | 2024 | LIB | 948 | 696 |
| | | | | **Total** | **1,319** | **1,010** |
| **Debt instruments eligible as capital - USD** | | | | | | |
| | 1,230 | 2017 | Perpetual | 6.12% | 6,757 | 4,974 |
| | 740 | 2018 | Perpetual | 6.5% | 4,127 | 3,038 |
| | 740 | 2019 | 2029 | 4.5% | 4,073 | 3,038 |
| | 690 | Perpetual | | 4.6% | 3,839 | - |
| | | | | **Total** | **18,796** | **11,050** |
| **Debt instruments eligible as capital - BRL** | | | | | | |
| | 2,125 | 2019 | Perpetual | 114% of SELIC | 2,311 | 2,265 |
| | 925 | | | SELIC + 1.17% to 1.19% | 948 | 989 |
| | 50 | | 2028 | CDI + 0.72% | 51 | 50 |
| | 2,280 | | 2029 | CDI + 0.75% | 2,347 | 2,298 |
| | | | | **Total** | **5,657** | **5,602** |
| **Total** | | | | | **74,838** | **59,462** |

*(*) Reference Equity on June 30, 2020 includes subordinated debts approved by BACEN prior to Resolution 4,192, of March 1, 2013, in the amount of R$ 42,580 (R$ 36,627 at 12/31/2019).*

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 | 4.38

Note 8 – Contingent Assets and Liabilities, Provisions and Legal Obligations In the ordinary course of its business, ITAÚ UNIBANCO HOLDING PRUDENTIAL may be a party to legal proceedings to labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent Assets: There are no contingent assets recorded. b) Provisions and contingencies: The criteria to quantify of provisions for contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable. Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision. I- Civil lawsuits: In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING PRUDENTIAL, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plants implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING PRUDENTIAL recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING PRUDENTIAL has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period. Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to increase the end of lawsuits. In May, 2020 the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and this term may be extended for another 30 months, subject to the reporting of the number of adhesions over the first period. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 4.39

**II- Labor claims**

Provisions for contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance and, pension plan supplement. These lawsuits are classified as follows:

**Collective lawsuits:** related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims, and is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution.

**Individual lawsuits:** related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit.

**III- Other Risks**

These are quantified and accrued on the basis of the value of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

Below are the changes in civil, labor and other Risks provisions:

| | 06/30/2020 | | | | 12/31/2019 |
|---|---|---|---|---|---|
| | Civil | Labor | Other Risks | Total | Total |
| **Opening balance - 01/01** | **3,561** | **8,497** | **975** | **13,033** | **11,630** |
| (-) Provisions guaranteed by indemnity clauses (Note 3m) | (216) | (977) | - | (1,193) | (1,179) |
| **Subtotal** | **3,345** | **7,520** | **975** | **11,840** | **10,451** |
| Monetary restatement/charges | 34 | 253 | - | 287 | 1,135 |
| Changes in the period reflected in results (Note 9g and 9i) | 382 | 1,072 | (3) | 1,451 | 4,265 |
| Increase (*) | 532 | 1,181 | - | 1,713 | 4,898 |
| Reversal | (150) | (109) | (3) | (262) | (633) |
| Payment | (548) | (1,371) | - | (1,919) | (4,011) |
| **Subtotal** | **3,213** | **7,474** | **972** | **11,659** | **11,840** |
| (+) Provisions guaranteed by indemnity clauses (Note 3m) | 209 | 947 | - | 1,156 | 1,193 |
| **Closing balance (Note 9d)** | **3,422** | **8,421** | **972** | **12,815** | **13,033** |
| **Closing balance at 12/31/2019** | **3,561** | **8,497** | **975** | **13,033** | |

*(*) At 12/31/2019 includes the effects of the Voluntary Severance Program.*

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 4.40

**IV- Tax and social security lawsuits**

Tax provisions correspond to the principal amount of taxes involved in administrative or judicial tax arguments, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the changes in the provisions:

| | 06/30/2020 | | | 12/31/2019 |
|---|---|---|---|---|
| | Legal obligation (Note 10c) | Tax lawsuits (Note 9d) | Total | Total |
| **Opening balance - 01/01** | **4,332** | **3,127** | **7,459** | **6,045** |
| (-) Provisions guaranteed by indemnity clauses (Note 3m) | - | (68) | (68) | (68) |
| **Subtotal** | **4,332** | **3,059** | **7,391** | **5,977** |
| Monetary restatement / charges | 40 | 73 | 113 | 638 |
| Changes in the period reflected in results | 33 | 5 | 38 | 924 |
| Increase | 36 | 23 | 59 | 1,020 |
| Reversal | (3) | (18) | (21) | (96) |
| Payment | (1,365) | (90) | (1,455) | (150) |
| **Subtotal** | **3,040** | **3,047** | **6,087** | **7,389** |
| (+) Provisions guaranteed by indemnity clauses (Note 3m) | - | 70 | 70 | 70 |
| **Closing balance** | **3,040** | **3,117** | **6,157** | **7,459** |
| **Closing balance at 12/31/2019** | **4,332** | **3,127** | **7,459** | |

The main discussions related to Tax and Tax Lawsuits and Legal Obligations are described below:

- INSS – Non-compensatory Amounts – R$ 1,893: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the court deposit is R$ 805;

- PIS and COFINS – Calculation basis – R$ 616: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the court deposit is R$ 616;

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 | 4.41

c) Contingencies not provided for in the Balance Sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 3,884 (R$ 3,988 at December 31, 2019), and in this total there are no amounts arising from interests in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 348 (R$ 251 at December 31, 2019). II—Tax proceedings The tax proceedings of possible loss totaled R$ 26,684, and the main cases are described below: · INSS – Non-compensatory amounts – R$ 4,715: defends the non-levy of this contribution on these amounts, among which are profit sharing, stock options, transportation vouchers and sole bonuses; · IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 4,174: the deductibility of funding expenses (DI), related to funds that were capitalized between Group companies, is being challenged; · ISS – Banking Activities – R$ 3,419: the levy and/or payment place of ISS for certain banking revenues are discussed; · IRPJ and CSLL – Goodwill – Deduction – R$ 3,379: the deductibility of goodwill with future expected profitability on the acquisition of investments; · PIS and COFINS—Reversal of Revenues from Depreciation in Excess – R$ 2,182: discussing the accounting and tax treatment granted to PIS and COFINS upon settlement of leasing operations; · IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed—R$ 1,378: cases in which the liquidity and the ability of offset credits are discussed; · IRPJ and CSLL – Disallowance of Losses – R$ 1,155: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision. · IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 651: assessments to require thepayment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses upon the receipt of credits. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 4.42

**d) Accounts receivables – Reimbursement of provisions**

The receivables balance arising from reimbursements of contingencies totals R$ 934 (R$ 971 at 12/31/2019) (Note 9a), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for Civil, Labor and Tax Claims.

**e) Guarantees of contingencies, provisions and legal obligations**

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING PRUDENTIAL and basically consist of:

| | 06/30/2020 | | | | 12/31/2019 |
|---|---|---|---|---|---|
| | Civil | Labor | Tax | Total | Total |
| Deposits in guarantee (Note 9a) | 1,484 | 2,306 | 8,476 | 12,266 | 13,627 |
| Investment fund quotas | 575 | 358 | 83 | 1,016 | 1,078 |
| Surety | 56 | 49 | 2,672 | 2,777 | 2,750 |
| Insurance bond | 1,724 | 1,057 | 13,109 | 15,890 | 14,060 |
| Guarantee by government securities | 14 | - | 239 | 253 | 92 |
| **Total** | **3,853** | **3,770** | **24,579** | **32,202** | **31,607** |

ITAÚ UNIBANCO HOLDING PRUDENTIAL's provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion.

The legal advisors believe that ITAÚ UNIBANCO HOLDING PRUDENTIAL is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 | 4.43

Note 9—Breakdown of accounts a) Other receivables—Sundry 06/30/2020 12/31/2019 Foreign exchange portfolio (Note 9b) 115,464 96,777 Escrow—contingencies, provisions and legal obligations (Note 8b) 12,266 13,627 Negotiation and intermediation of securities 26,582 26,593 Taxes and contributions for offsetting 9,390 10,049 Sundry—in Brazil 1,837 2,786 Income receivable 3,318 3,093 Operations without credit granting characteristics, net of provisions 4,339 3,749 Post-employment benefits plan assets (Note 17e) 701 717 Net amount receivables from reimbursement of provisions (Note 8d) 934 971 Sundry—foreign 783 631 Other 5,816 3,030 Total 181,430 162,023 b) Foreign exchange portfolio 06/30/2020 12/31/2019 Assets—other receivables 115,464 96,777 Exchange purchase pending settlement – foreign currency 55,088 42,595 Bills of exchange and term documents – foreign currency 2 14 Exchange sale rights – local currency 60,893 54,424 (Advances received) – local currency (519) (256) Liabilities – other liabilities (Note 2a) 115,029 98,001 Exchange sales pending settlement – foreign currency 60,881 55,077 Liabilities from purchase of foreign currency – local currency 53,894 42,720 Other 254 204 Memorandum accounts 4,238 3,201 Outstanding import credits – foreign currency 2,037 1,641 Confirmed export credits – foreign currency 2,201 1,560 c) Prepaid expenses 06/30/2020 12/31/2019 Publicity and advertising 369 531 Commissions related to software maintenance 703 528 Commissions 237 252 Related to payroll loans 42 51 Related to vehicle financing 13 21 Other 182 180 Credit Card Operating Expenses 599 956 Legal Protection Insurance 116 113 Municipal Tax 70 11 Other 567 530 Total 2,661 2,921 Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 4.44

d) Other liabilities—Sundry 06/30/2020 12/31/2019 Foreign exchange portfolio (Note 9b) 115,029 98,001 Payment Transactions 27,685 38,566 Tax and social security obligations (Note 10c) 7,266 10,615 Provisions for civil, labor, other risks and tax lawsuits (Note 8b) 15,932 16,160 Trading and intermediation of securities 14,084 18,045 Charging and collection of taxes and similar 5,366 224 Social and statutory 3,385 4,826 Transactions related to credit assignments (Note 6f) 1,549 2,451 Provisions for sundry payments 2,948 3,062 Sundry creditors—foreign 4,415 3,477 Sundry creditors—in Brazil 2,727 1,956 Personnel provision 2,075 1,602 Provision financial guarantees provided (Note 6c) 981 859 Funds to be released 1,724 1,470 Obligations on official agreements and rendering of payment services 1,264 1,114 Liabilities from post-employment benefit plans (Note 17e) 1,838 1,800 Other 7,285 6,598 Total 215,553 210,826 e) Commissions and Banking Fees 01/01 to 01/01 to 06/30/2020 06/30/2019 Credit and debit cards 6,666 7,665 Current account services 3,996 3,896 Asset management 3,445 2,959 Funds 3,115 2,609 Consortia 330 350 Credit operations and Financial guarantees provided 1,254 1,376 Credit operations 572 686 Financial guarantees provided 682 690 Collection services 875 912 Advisory services and Brokerage 1,231 827 Custody services 272 231 Other 898 902 Total 18,637 18,768 Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 4.45

g) Personnel expenses 01/01 to 01/01 to 06/30/2020 06/30/2019 Compensation (4,051) (4,178) Employees’ profit sharing (1,769) (2,010) Social benefits (2,002) (1,904) Charges (1,541) (1,584) Labor claims and termination of employees (1,193) (1,186) Training (97) (146) Share-based payment (Note 13f) (41) (84) Total (10,694) (11,092) h) Other administrative expenses 01/01 to 01/01 to 06/30/2020 06/30/2019 Third-party services (2,384) (2,220) Data processing and telecommunications (1,906) (2,110) Installations (1,645) (1,755) Depreciation and amortization (1,893) (1,365) Advertising, promotions and publicity (469) (604) Financial system services (471) (402) Security (354) (381) Transportation (181) (179) Materials (188) (169) Travel expenses (62) (116) Other (*) (1,483) (566) Total (11,036) (9,867) (*) At 06/30/2020 comprises R$ 989 related to donations for the initiative “Todos pela Saúde” (All for Health) (Note 20e). i) Other operating expenses 01/01 to 01/01 to 06/30/2020 06/30/2019 Selling—credit cards (2,034) (2,202) Amortization of goodwill (312) (664) Operations without no credit granting characteristics, net of provision (244) (318) Provision for lawsuits (Note 8b) (398) (8) Civil (382) (68) Tax and social security obligations (19) (38) Other 3 98 Claims (244) (226) Refund of interbank costs (146) (151) Impairment – Intangible assets (*) (2,721) - Other (746) (714) Total (6,845) (4,283) (*) The effects of impairment of goodwill and intangible assets of Itaú Corpbanca, net of tax effects and ownership interest of non- controlling shareholders total R$ (217). Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 4.46

Note 10—Taxes ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income. Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge. Income tax 15.00% PIS (2) 0.65% Additional income tax 10.00% COFINS (2) 4.00% Social contribution on net income (1) 20.00% ISS up to 5.00% (1) Constitutional Amendment (EC) No. 103/2019: disseminated on November 12, 2019, it provides for the Social Security and other matters, also addressing the increase of the tax rate of Social Contribution on Net Income for banks set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, that was changed to 20% as from March 1, 2020. For the other financial subsidiaries and equivalent companies, the tax rate remains at 15%, and for the non-financial ones at 9%. (2) For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%. a) Expenses for taxes and contributions I—Breakdown of Income tax and social contribution calculation: Due on operations for the period 01/01 to 01/01 to 06/30/2020 06/30/2019 Income before income tax and social contribution (9,829) 19,292 Charges (income tax and social contribution) at the rates in effect 4,423 (7,717) Increase/decrease to income tax and social contribution charges arising from: Investments in affiliates and jointly controlled entities 2,763 636 Foreign exchange variation on investments abroad 6,231 (224) Interest on capital 1,420 1,611 Other nondeductible expenses net of non taxable income (*) (21,436) 1,934 Income tax and social contribution expenses (6,599) (3,760) Related to temporary differences Increase (reversal) for the period 21,497 (1,707) (Expenses)/Income from deferred taxes 21,497 (1,707) Total income tax and social contribution expenses 14,898 (5,467) (*) Includes temporary (additions) and exclusions. II—Tax expenses: 01/01 to 01/01 to 06/30/2020 06/30/2019 PIS and COFINS (974) (2,619) ISS (648) (629) Other (439) (298) Total (2,061) (3,546) III- Tax effects of foreign exchange management of investments abroad In order to minimize the effects on income of foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING PRUDENTIAL carries out derivative transactions in foreign currency (hedging), as mentioned in Note 20b. The results of these transactions are included in the calculation base of income tax and social contribution, in accordance with their nature, but the foreign exchange variations on investments abroad are not included, pursuant to the tax legislation. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 4.47

**b) Deferred taxes**

I - The Deferred Tax Asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

| | Origin | | Deferred Tax Assets | | | |
|---|---|---|---|---|---|---|
| | 06/30/2020 | 12/31/2019 | 12/31/2019 | Realization / Reversal | Increase | 06/30/2020 |
| **Reflected in income** | | | **42,579** | **(5,449)** | **26,402** | **63,532** |
| Provision for loan losses | 72,539 | 59,920 | 25,921 | (1,559) | 7,196 | 31,558 |
| Related to tax losses and social contribution loss carryforwards | | | 1,418 | - | 4,469 | 5,887 |
| Provision for profit sharing | 2,593 | 4,964 | 2,089 | (2,089) | 1,141 | 1,141 |
| Provision for devaluation of securities with permanent impairment | 2,796 | 3,019 | 1,359 | (330) | 229 | 1,258 |
| Adjustments to fair value of Trading securities and Derivative financial instruments | 22,390 | 153 | 68 | (68) | 11,161 | 11,161 |
| Adjustments of operations carried out on the futures settlement market | 193 | 191 | 88 | (88) | 93 | 93 |
| Goodwill on purchase of investments | 1,196 | 1,206 | 302 | (3) | - | 299 |
| Provision | 13,616 | 13,781 | 6,020 | (893) | 833 | 5,960 |
| Civil lawsuits | 3,213 | 3,345 | 1,390 | (252) | 194 | 1,332 |
| Labor claims | 7,287 | 7,309 | 3,223 | (592) | 595 | 3,226 |
| Tax and social security obligations | 3,116 | 3,127 | 1,407 | (49) | 44 | 1,402 |
| Legal liabilities | 1,451 | 1,510 | 660 | (86) | 63 | 637 |
| Other non-deductible provisions | 12,781 | 10,656 | 4,654 | (333) | 1,217 | 5,538 |
| **Reflected in stockholders' equity** | | | **1,757** | **(291)** | **1,320** | **2,786** |
| Adjustments to fair value of available for sale securities | 2,815 | 94 | 42 | - | 1,317 | 1,359 |
| Cash flow hedge | 2,092 | 2,641 | 1,315 | (274) | 3 | 1,044 |
| Post-employment benefits | 852 | 891 | 400 | (17) | - | 383 |
| **Total** (1) (2) | **135,314** | **99,026** | **44,336** | **(5,740)** | **27,722** | **66,318** |
| **Social contribution for offsetting arising from Option established in article 8° of Provisional Measure n°. 2,158-35 of August 24, 2001** | | | **62** | **(3)** | **-** | **59** |

*(1) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole.*

*(2) The deferred tax asset balance comprises its annual revaluation and effects caused by EC 103/19 in tax rate of the Social Contribution on Net Income (CSLL), which was increased from 15% to 20%, reaching the provisions set forth in item I of paragraph 1st of article 1st of Supplementary Law No. 105, of January 10, 2001, totaling R$ 2,797.*

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 | 4.48

II—Provision for Deferred Income Tax and Social Contribution balance and the changes therein changes are shown as follows: Realization / 12/31/2019 Increase 06/30/2020 Reversal Reflected in income 5,239 (3,237) 1,470 3,472 Depreciation in excess – leasing 202 (31) - 171 Restatement of escrow deposits for legal obligations and provision 1,397 (112) 3 1,288 Post-employment benefits 282 (90) 13 205 Adjustments to fair value of trading securities and derivative financial instruments 1,256 (1,256) 126 126 Adjustments of operations carried out on the futures settlement market 1,460 (1,460) 1,063 1,063 Other 642 (288) 265 619 Reflected in stockholders’ equity 43 (10) 13 46 Adjustments to fair value of available for sale securities 34 (9) 13 38 Post-employment benefits 9 (1) - 8 Total 5,282 (3,247) 1,483 3,518 Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 4.49

III - The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2,158-35 of 08/24/2001 and from the Provision for Deferred Income Tax and Social Contribution existing are:

| Year of realization | Deferred tax assets | | | | | | Social contribution for offsetting | % | Provision for deferred income tax and social contribution | % | Net deferred taxes | % |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Temporary differences | % | Tax loss/social contribution loss carryforwards | % | Total | % | | | | | | |
| 2020 | 6,502 | 11% | 3,610 | 61% | 10,112 | 15% | 59 | 100% | (1,131) | 32% | 9,040 | 14% |
| 2021 | 15,354 | 25% | 738 | 13% | 16,092 | 24% | - | 0% | (134) | 4% | 15,958 | 25% |
| 2022 | 20,616 | 34% | 304 | 5% | 20,920 | 32% | - | 0% | (119) | 3% | 20,801 | 33% |
| 2023 | 8,371 | 14% | 211 | 4% | 8,582 | 13% | - | 0% | (69) | 2% | 8,513 | 14% |
| 2024 | 2,711 | 4% | 179 | 3% | 2,890 | 4% | - | 0% | (65) | 2% | 2,825 | 4% |
| after 2024 | 6,877 | 12% | 845 | 14% | 7,722 | 12% | - | 0% | (2,000) | 57% | 5,722 | 10% |
| **Total** | **60,431** | **100%** | **5,887** | **100%** | **66,318** | **100%** | **59** | **100%** | **(3,518)** | **100%** | **62,859** | **100%** |
| **Present value (*)** | **58,219** | | **5,735** | | **63,954** | | **59** | | **(3,294)** | | **60,719** | |

*(*) The average funding rate, net of tax effects, was used to determine the present value.*

Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and service fees and other factors, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below are not considered as an indication of future net income.

IV - At 06/30/2020, deferred tax assets not accounted for correspond to R$ 822 and result from Management's evaluation of their perspectives of realization in the long term (R$ 605 at 12/31/2019).

### c) Tax and social security contributions

| | 06/30/2020 | 12/31/2019 |
|---|---|---|
| Taxes and contributions on income payable | 2,730 | 3,864 |
| Other Taxes and Contributions payable | 1,496 | 2,419 |
| Legal liabilities (Note 8b IV) | 3,040 | 4,332 |
| **Total (Note 9d)** | **7,266** | **10,615** |

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 | 4.50

**Note 11 – Fixed assets for use**

| Fixed assets (*) | Fixed assets under construction | Real estate | | Other Fixed Assets | | | | | Total |
|---|---|---|---|---|---|---|---|---|---|
| | | Land | Buildings | Improvements | Installations | Furniture and equipment | Data processing systems | Other (communication, security and transportation) | |
| Annual depreciation rates | | | 4% | 10% | 10% to 20% | 10% to 20% | 20% to 50% | 10% to 20% | |
| **Cost** | | | | | | | | | |
| **Balance at 12/31/2019** | **681** | **562** | **2,434** | **2,483** | **1,677** | **1,152** | **7,111** | **1,328** | **17,428** |
| Acquisitions | 190 | 1 | 2 | 25 | 37 | 14 | 314 | 60 | 643 |
| Disposals | (27) | (8) | (28) | (120) | (8) | (13) | (217) | (12) | (433) |
| Exchange variation | - | 5 | 20 | 164 | 22 | 74 | 139 | 13 | 437 |
| Transfers | (110) | - | 46 | 54 | 10 | - | - | - | - |
| Other | - | (5) | (13) | 8 | (5) | (2) | 236 | 12 | 231 |
| **Balance at 06/30/2020** | **734** | **555** | **2,461** | **2,614** | **1,733** | **1,225** | **7,583** | **1,401** | **18,306** |
| **Depreciation** | | | | | | | | | |
| **Balance at 12/31/2019** | **-** | **-** | **(1,381)** | **(1,689)** | **(1,101)** | **(817)** | **(5,532)** | **(978)** | **(11,498)** |
| Depreciation expenses | - | - | (32) | (112) | (65) | (40) | (382) | (62) | (693) |
| Disposals | - | - | 22 | 113 | 5 | 12 | 180 | 11 | 343 |
| Exchange variation | - | - | (8) | (94) | (15) | (49) | (105) | (10) | (281) |
| Other | - | - | 12 | (8) | 5 | (30) | (214) | (12) | (247) |
| **Balance at 06/30/2020** | **-** | **-** | **(1,387)** | **(1,790)** | **(1,171)** | **(924)** | **(6,053)** | **(1,051)** | **(12,376)** |
| **Impairment** | | | | | | | | | |
| **Balance at 12/31/2019** | **-** | **-** | **-** | **-** | **-** | **-** | **(27)** | **-** | **(27)** |
| Increase | - | - | - | - | - | - | - | - | - |
| Reversals | - | - | - | - | - | - | - | - | - |
| **Balance at 06/30/2020** | **-** | **-** | **-** | **-** | **-** | **-** | **(27)** | **-** | **(27)** |
| **Book value** | | | | | | | | | |
| **Balance at 06/30/2020** | **734** | **555** | **1,074** | **824** | **562** | **301** | **1,503** | **350** | **5,903** |
| **Balance at 12/31/2019** | **681** | **562** | **1,053** | **794** | **576** | **335** | **1,552** | **351** | **5,904** |

*(*) The contractual commitments for the purchase of the fixed assets totaled R$ 52 achievable by 2020.*

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 4.51

## Note 12 - Goodwill and Intangible assets

| | Goodwill and intagible from acquisition | Intangible assets (1) | | | | Total |
|---|---|---|---|---|---|---|
| | | Association for the promotion and offer of financial products and services | Software Acquired | Internally developed software | Other intangible assets (2) | |
| Annual amortization rates | Up to 20% | 8% | 20% | 20% | 10% to 20% | |
| **Cost** | | | | | | |
| **Balance at 12/31/2019** | **21,487** | **2,508** | **5,724** | **5,706** | **2,898** | **38,323** |
| Acquisitions | - | - | 505 | 821 | 252 | 1,578 |
| Disposals | - | - | (86) | - | (23) | (109) |
| Exchange variation | 1,763 | 247 | 676 | - | 230 | 2,916 |
| Other | - | (8) | (26) | - | - | (34) |
| **Balance at 06/30/2020** | **23,250** | **2,747** | **6,793** | **6,527** | **3,357** | **42,674** |
| **Amortization** | | | | | | |
| **Balance at 12/31/2019** | **(15,854)** | **(1,048)** | **(3,077)** | **(2,487)** | **(1,217)** | **(23,683)** |
| Amortization expenses (3) | (651) | (115) | (363) | (400) | (217) | (1,746) |
| Disposals | - | - | 88 | - | 22 | 110 |
| Exchange variation | (662) | (99) | (334) | - | (190) | (1,285) |
| Other | - | 4 | 4 | - | (3) | 5 |
| **Balance at 06/30/2020** | **(17,167)** | **(1,258)** | **(3,682)** | **(2,887)** | **(1,605)** | **(26,599)** |
| **Impairment (Note 9i)** | | | | | | |
| **Balance at 12/31/2019** | **-** | **-** | **(171)** | **(370)** | **-** | **(541)** |
| Increase | (2,037) | (758) | - | - | - | (2,795) |
| Reversals | - | - | - | - | - | - |
| **Balance at 06/30/2020** | **(2,037)** | **(758)** | **(171)** | **(370)** | **-** | **(3,336)** |
| **Book value** | | | | | | |
| **Balance at 06/30/2020** | **4,046** | **731** | **2,940** | **3,270** | **1,752** | **12,739** |
| **Balance at 12/31/2019** | **5,633** | **1,460** | **2,476** | **2,849** | **1,681** | **14,099** |

*(1) The contractual commitments for the purchase of the new intangible assets totaled R$ 91 achievable by 2020.*

*(2) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.*

*(3) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (316) (R$ (246) from 01/01 to 06/30/2019) are disclosed in the expenses on financial operation.*

ITAÚ UNIBANCO HOLDING PRUDENTIAL recognized impairment adjustments of intangible assets related to the Itaú Corpbanca's business combination. It considered the value in use for Cash Generating Units (CGU) in Chile and Colombia and the cash flow was based on the result for June 2020 and internal projects of result until 2025.

The adjustment of recoverable amount results from economic conditions at June 30, 2020, of Itaú Corpbanca's market capitalization, discount rates applicable and other changes in variables triggered by the current uncertain macroeconomic condition that, when combined, resulted in an amount of CGU lower than their book values. The discount rate adopted for the impairment test was determined at the cost of capital based on the CAPM model.

Impairment was recognized in the Consolidated Statement of Income under Other operating expenses (Note 9i).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 | 4.52

## Note 13 – Stockholders' equity

### a) Capital

Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in an eventual transfer of control, assuring them a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares.

The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below:

| | 06/30/2020 | | | |
|---|---|---|---|---|
| | Number | | | Amount |
| | Common | Preferred | Total | |
| Residents in Brazil at 12/31/2019 | 4,931,023,416 | 1,665,657,332 | 6,596,680,748 | 65,366 |
| Residents abroad at 12/31/2019 | 27,266,943 | 3,180,187,657 | 3,207,454,600 | 31,782 |
| **Shares of capital stock at 12/31/2019** | **4,958,290,359** | **4,845,844,989** | **9,804,135,348** | **97,148** |
| **Shares of capital stock at 06/30/2020** | **4,958,290,359** | **4,845,844,989** | **9,804,135,348** | **97,148** |
| Residents in Brazil at 06/30/2020 | 4,921,238,068 | 1,897,361,358 | 6,818,599,426 | 67,565 |
| Residents abroad at 06/30/2020 | 37,052,291 | 2,948,483,631 | 2,985,535,922 | 29,583 |
| **Treasury shares at 12/31/2019 (1)** | **-** | **58,533,585** | **58,533,585** | **(1,274)** |
| Result of delivery of treasure shares | - | (16,854,276) | (16,854,276) | 367 |
| **Treasury shares at 06/30/2020 (1)** | **-** | **41,679,309** | **41,679,309** | **(907)** |
| **Outstanding shares at 06/30/2020** | **4,958,290,359** | **4,804,165,680** | **9,762,456,039** | |
| **Outstanding shares at 12/31/2019** | **4,958,290,359** | **4,787,311,404** | **9,745,601,763** | |

*(1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury, for subsequent cancellation or replacement in the market.*

Below is the average cost of treasury shares and their market price in reais. In 2020, there was none acquisition of treasury shares.

| | 01/01 to 06/30/2020 | |
|---|---|---|
| **Cost / Market value** | **Common** | **Preferred** |
| Average cost | - | 21.76 |
| Market value at 06/30/2020 | 24.00 | 25.45 |

### b) Dividends - ITAÚ UNIBANCO HOLDING

Shareholders are entitled to a minimum mandatory dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share).

ITAÚ UNIBANCO HOLDING PRUDENTIAL monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 | 4.53

### I - Breakdown of dividends and interest on capital

| | 06/30/2020 |
|---|---|
| Net income - ITAÚ UNIBANCO HOLDING | 6,715 |
| Adjustments: | |
| (-) Legal reserve - 5% | (336) |
| Dividend calculation basis | 6,379 |
| Minimun mandatory dividend - 25% | 1,595 |
| Dividend and Interest on Capital Paid / Accrued / Identified | 1,595 |

**II – Stockholders' yields**

| | Gross value per share (R$) | Gross | WHT (With holding tax) | Net |
|---|---|---|---|---|
| **Paid / Prepaid** - 5 monthly installments of paid dividends from February to June 2020 | 0.015 | 732 | - | 732 |
| **Accrued (Recorded in Other Liabilities – Social and Statutory)** | | 663 | (78) | 585 |
| Dividends - 1 monthly installment paid on 07/01/2020 | 0.015 | 146 | - | 146 |
| Interest on capital | 0.045 | 517 | (78) | 439 |
| **Total from 01/01 to 06/30/2020** | | 1,395 | (78) | 1,317 |
| **Total from 01/01 to 06/30/2019** | | 8,543 | - | 8,543 |

### c) Capital reserves and profit reserves

| | 06/30/2020 | 12/31/2019 |
|---|---|---|
| **Capital reserves** | **1,829** | **1,979** |
| Premium on subscription of shares | 284 | 284 |
| Share-based payment plan | 1,544 | 1,694 |
| Reserves from tax incentives and restatement of equity securities and other | 1 | 1 |
| **Profit reserves** | **31,657** | **36,414** |
| Legal [(1)] | 11,734 | 11,404 |
| Profit [(2)] | 19,923 | 15,199 |
| Special revenue reserves [(3)] | - | 9,811 |

*(1) It purpose is to ensure the integrity of capital, compensate loss or increase capital.*

*(2) Its main purpose is to ensure the remuneration flow to shareholders.*

*(3) Refers to Dividends or Interest on Capital declared after 06/30/2020 and 12/31/2019.*

**d) Reconciliation of net income and stockholders' equity (Note 2b)**

| | Net income | | Stockholders' equity | |
|---|---|---|---|---|
| | 01/01 to 06/30/2020 | 01/01 to 06/30/2019 | 06/30/2020 | 12/31/2019 |
| **ITAÚ UNIBANCO HOLDING** | **6,715** | **13,505** | **126,416** | **132,244** |
| Amortization of goodwill | - | 9 | 2 | 1 |
| Hedge of net investments in foreign operations | (113) | (92) | 2 | 1 |
| **ITAÚ UNIBANCO HOLDING PRUDENTIAL** | **6,602** | **13,422** | **126,420** | **132,246** |

**e) Non-controlling interests**

| | Stockholders' equity | | Net Income | |
|---|---|---|---|---|
| | 06/30/2020 | 12/31/2019 | 01/01 to 06/30/2020 | 01/01 to 06/30/2019 |
| Itaú CorpBanca | 9,843 | 9,767 | 1,704 | (84) |
| Itaú CorpBanca Colombia S.A. | 527 | 403 | (43) | (35) |
| Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento | 553 | 487 | (66) | (76) |
| Luizacred S.A. Soc. de Crédito, Financiamento e Investimento | 429 | 420 | (9) | (31) |
| Other | 38 | 33 | (6) | (7) |
| **Total** | **11,390** | **11,110** | **1,580** | **(233)** |

### f) Share-based payment

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 | 4.54

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process. The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders. Expenses on stock-based payment plans are presented in the table below: 01/01 to 01/01 to 06/30/2020 06/30/2019 Partner Plan (Note 9g) (97) (146) Share-based plan (200) (217) Total (297) (363) l – Partner Plan The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations. The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date. The fair value of the consideration in shares is the market price at the grant date, less expected dividends. Change in the Partner Program 01/01 to 01/01 to 06/30/2020 06/30/2019 Quantity Quantity Opening balance 39,305,211 48,871,182 New 10,473,405 8,096,700 Delivered (11,408,109) (15,627,167) Cancelled (809,645) (865,922) Closing balance 37,560,862 40,474,793 Weighted average of remaining contractual life (years) 2.20 2.11 Market value weighted average (R$) 23.37 25.49 Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 4.55

II—Variable Compensation In this plan, 50% of variable compensation of managers is paid in cash and 50% is paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third per year, will be contingent upon the executive’s permancence in the institution. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period. Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who should meet at least the performance and conduct requirements. The fair value of the share is the market price at its grant date. Change in share-based variable compensation 01/01 to 01/01 to 06/30/2020 06/30/2019 Quantity Quantity Opening balance 20,220,934 25,016,145 New 13,463,678 9,791,483 Delivered (10,574,321) (14,236,717) Cancelled (185,621) (57,273) Closing balance 22,924,670 20,513,638 Market value weighted average (R$) 33.52 37.55 Ill – Stock Option Plan (Simple Options) ITAÚ UNIBANCO HOLDING had a Stock Option Plan (“Simple Options”), which was discontinued, and the last options were vested in 2019. Simple options have the following characteristics: a) Exercise price: calculated as the average price of shares in the last three months of the year prior to the grant date. The prices determined are inflation-adjusted to the last business day of the month prior to the option exercise date in line with the IGP-M inflation index or, in its absence, an index to be determined internally, and must be paid according to the regulations for the settlement of trading on B3. b) Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally five years. Change in the Simple options plan 01/01 to 06/30/2020 01/01 to 06/30/2019 Weighted Weighted Quantity average Quantity average exercise price exercise price Opening balance - - 3,089,599 22.30 Options vested at the end of the period - - 3,089,599 22.30 Options: Canceled / Forfeited (*) - - (15,590) 29.51 Exercised - - (616,527) 21.95 Closing balance - - 2,457,482 22.79 Options vested at the end of the period - - 2,457,482 22.79 Range of exercise prices - 22.79 Weighted average of the remaining contractual life (in years) - 0.50 Market value weighted average (R$) - 36.85 (*) Refers to non-vesting based on the beneficiary’s decision. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 4.56

Note 14 – Related parties Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (Note 2b), have been eliminated and do not affect the consolidated statements. The principal unconsolidated related parties are as follows: · Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING; · The non-financial subsidiaries and joint ventures of ITAÚSA, in particular Duratex S.A., Itaúsa Empreendimentos S.A. (1) and Alpargatas S.A.; · Investments in associates and joint ventures, in particular Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A. and XP Inc.; · Itaú Seguros S.A., Itaú Vida e Previdência S.A. and Cia. Itaú de Capitalização, companies in the insurance, pension plan and capitalization sectors; · Pension Plans: Fundação Itaú Unibanco—Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING PRUDENTIAL, created exclusively for employees; · Associations: Associação Cubo Coworking Itaú – a partner entity of ITAÚ UNIBANCO HOLDING PRUDENTIAL its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups; · Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure: Fundação Itaú para Educação e Cultura (2) – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society. Instituto Itaú Cultural (3) – promotes and disseminates Brazilian culture in the country and abroad. Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions. Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income families to screenings of films, videos, video-laser discs etc, in theaters and movie clubs which it owns or manages including showings of popular movies, in particular Brazilian productions. Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities. (1) Entity merged into Itaúsa S.A. (2) New legal name of Fundação Itaú Social after merger of Instituto Itaú Cultural. (3) Entity merged into Fundação Itaú para Educação e Cultura. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 4.57

**a) Transactions with related parties:**

| | Annual rate | Assets / (Liabilities) | | Revenues / (Expenses) | |
|---|---|---|---|---|---|
| | | 06/30/2020 | 12/31/2019 | 01/01 to 06/30/2020 | 01/01 to 06/30/2019 |
| **Interbank investments** | | **64** | **1,000** | **33** | **-** |
| Other | 2.2% | 64 | 1,000 | 33 | - |
| **Securities and derivative financial instruments (assets and liabilities)** | | **23** | **-** | **-** | **3** |
| Alpargatas S.A. | | 23 | - | - | - |
| Other | | - | - | - | 3 |
| **Loan operations** | | **1,437** | **86** | **44** | **4** |
| Alpargatas S.A. | 2.35% to 6% / CDI + 2% | 797 | 30 | 35 | 1 |
| Duratex S.A. | CDI + 1.45% / CDI + 3.15% | 608 | - | 8 | - |
| Other | 113% CDI | 32 | 56 | 1 | 3 |
| **Foreign exchange portfolio (assets and liabilities)** | | **(5)** | **21** | **(5)** | **2** |
| Itaú Europa Luxembourg S.A. | | (5) | 21 | (5) | 2 |
| **Deposits received under securities repurchase agreements** | | **(1,447)** | **(783)** | **(24)** | **(19)** |
| Alpargatas S.A. | 95% to 100% CDI | (705) | (4) | (6) | - |
| Itaú Rent Administração e Participações Ltda. | 100% SELIC | (127) | (125) | (2) | (4) |
| Investimentos Bemge S.A. | 100% SELIC | (79) | (77) | (1) | (2) |
| Duratex S.A. | 76% to 95% CDI | (61) | (43) | (2) | (1) |
| Other | 2.0% / 75% to 100.15% CDI | (475) | (534) | (13) | (12) |
| **Deposits** | | **(10,077)** | **(11,089)** | **(175)** | **(223)** |
| Itauseg Participações S.A. | 100% CDI | (5,951) | (5,817) | (103) | (112) |
| Itaú Corretora de Seguros S.A. | 100% CDI | (954) | (812) | (16) | (15) |
| Itaú Rent Administração e Participações Ltda. | 100% CDI | (779) | (740) | (13) | (19) |
| ITB Holding Brasil Participações Ltda. | 100% CDI | (523) | (443) | (8) | (13) |
| Other | 100% CDI | (1,870) | (3,277) | (35) | (64) |
| **Amounts receivable (payable) / Commissions and banking fees, Administrative expenses and/or Other operational** | | **(484)** | **(292)** | **68** | **126** |
| Itaú Seguros S.A. | | (111) | (120) | 207 | 208 |
| Fundação Itaú Unibanco - Previdência Complementar | | (85) | (93) | 19 | 21 |
| ConectCar Soluções de Mobilidade Eletrônica S.A. | | (23) | (46) | 2 | - |
| Other | | (265) | (33) | (160) | (103) |
| **Rent** | | **-** | **-** | **(135)** | **(149)** |
| Itaú Rent Administração e Participações Ltda. | | - | - | (76) | (85) |
| Itaú Seguros S.A. | | - | - | (19) | (19) |
| Fundação Itaú Unibanco - Previdência Complementar | | - | - | (15) | (18) |
| Other | | - | - | (25) | (27) |
| **Sponsorship** | | **17** | **29** | **(6)** | **-** |
| Associação Cubo Coworking Itaú | | 17 | 29 | (6) | - |
| **Donation** | | **(750)** | **-** | **(942)** | **(24)** |
| Fundação Itaú para Educação e Cultura | | (750) | - | (942) | (24) |

### b) Compensation and Benefits of Key Management Personnel

Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING PRUDENTIAL in the period correspond to:

| | 01/01 to 06/30/2020 | 01/01 to 06/30/2019 |
|---|---|---|
| Fees | (254) | (273) |
| Profit sharing | (47) | (171) |
| Post-employment benefits | (5) | (4) |
| Share-based payment plan | (90) | (134) |
| **Total** | **(396)** | **(582)** |

Total amounts related to stock-based compensation plan, personnel expenses and post-employment benefits are detailed in Notes 13g, 9g and 17, respectively.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 | 4.58

**Note 15 – Fair value of financial instruments**

In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be achieved on immediate settlement of the instrument.

The following table summarizes the book values and estimated fair values for financial instruments:

| | | 06/30/2020 | | 12/31/2019 | |
|---|---|---|---|---|---|
| | | Book value | Fair value (*) | Book value | Fair value |
| **Assets** | | | | | |
| Cash and cash equivalents | (a) | 85,238 | 85,238 | 64,848 | 64,848 |
| Central Bank of Brazil Deposits | (a) | 89,744 | 89,744 | 91,248 | 91,248 |
| Money market | (a) | 301,710 | 301,710 | 196,504 | 196,504 |
| Interbank deposits | (b) | 55,888 | 56,136 | 34,575 | 34,614 |
| Trading securities | (c) | 107,318 | 107,318 | 92,995 | 92,995 |
| Available for sale securities | (c) | 180,547 | 180,547 | 154,438 | 154,438 |
| Held to maturity securities | (c) | 50,502 | 51,793 | 30,960 | 32,751 |
| Derivatives financial instruments | (c) | 83,819 | 83,819 | 41,638 | 41,638 |
| Loan, lease and other credit operations | (d) | 657,353 | 667,038 | 582,988 | 592,258 |
| (Provision for loan losses) | | (48,350) | (48,350) | (38,933) | (38,933) |
| **Liabilities** | | | | | |
| Deposits | (b) | 737,753 | 737,788 | 518,682 | 518,733 |
| Deposits received under securities repurchase agreements | (a) | 317,176 | 317,176 | 270,248 | 270,248 |
| Funds from acceptances and issuance of securities | (b) | 145,140 | 145,134 | 143,569 | 143,663 |
| Borrowings and onlending | (b) | 95,184 | 95,185 | 76,393 | 76,480 |
| Derivatives financial instruments | (c) | 89,162 | 89,162 | 47,798 | 47,798 |
| Subordinated debts | (b) | 74,838 | 74,868 | 59,462 | 61,428 |
| Financial guarantees | | 981 | 981 | 858 | 858 |

*(*) In this quarter, the result of Derivative Financial Instruments, as well as Adjustment to Fair Value of Securities (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 20d).*

The methods and assumptions used to estimate the fair value are defined below:

a) **Cash and cash equivalents, Central Bank of Brazil Deposits, Money market and Deposits received under securities repurchase agreements -** The carrying amounts for these instruments are close to their fair values.

b) **Interbank deposits, Deposits, Funds from Acceptance and Issuance of Securities, Borrowings and Onlending and Subordinate Debts –** They are calculated by discounting estimated cash flows at market interest rates.

c) **Securities and Derivatives Financial instruments -** Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are determined based on the interest rates provided by brokers. The fair values of corporate securities are calculated by discounting estimated cash flows at market interest rates. The fair values of shares are based on the prices quoted in the market. The fair values of derivative financial instruments were determined as follows:

- **Swaps:** The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors, mainly following swap prices on B3 for derivatives, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.).
- **Futures and Forwards:** Quotations on exchanges or using criteria identical to those applied to swaps.
- **Options:** Determined through mathematical models, such as Black-Scholes, using data, in general from Bloomberg, for implicit volatility, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities.
- **Credit Derivatives:** They are inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 | 4.59

d) Loan, lease and other credit operations – Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor. Trading securities and Available for sale securities Level 1: Highly-liquid securities with prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, other foreign government securities, shares and debentures traded on stock exchanges and other securities traded in an active market. Level 2: When pricing information is not available for a specific security, valuation is usually based on prices quoted in the market for similar instruments, pricing information obtained from pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified at Level 2 of the fair value hierarchy and consist of certain Brazilian government securities, debentures, some government securities quoted in a less liquid market than for Level 1, and some share prices in investment funds. Derivatives included in Level 2 are credit default swaps, cross-currency swaps, interest rate swaps, simple options and some forwards, since information adopted by pricing models is immediately observable in actively quoted markets. The models used for these instruments are Black-Scholes, Garman & Kohlhagen, Monte Carlo and discounted cash flow. ITAÚ UNIBANCO HOLDING PRUDENTIAL does not hold positions in alternative investment funds or private equity funds. Level 3: When there is no pricing information in an active market, ITAÚ UNIBANCO HOLDING PRUDENTIAL uses internally developed models, from curves generated according to a proprietary model. Level 3 classification includes some Brazilian government and private securities falling due after 2025 which are not usually traded in an active market. Derivatives with fair values classified in Level 3 of the fair value hierarchy are composed of exotic options, certain swaps indexed to non-observable inputs, and swaps with other products, such as swap with options or with verification, credit derivatives and futures of certain commodities. All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING PRUDENTIAL believes that all the method used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 4.60

**Distribution by Levels**

The following table presents the breakdown of fair value hierarchy levels.

| | 06/30/2020 | | | | 12/31/2019 | | | |
|---|---|---|---|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total | Level 1 | Level 2 | Level 3 | Total |
| **Trading securities** | 97,190 | 10,043 | 85 | 107,318 | 84,422 | 8,095 | 478 | 92,995 |
| **Government securities - Brazil** | 84,825 | 7,172 | - | 91,997 | 77,308 | 3,444 | - | 80,752 |
| Financial treasury bills | 30,480 | - | - | 30,480 | 29,904 | - | - | 29,904 |
| National treasury bills | 15,780 | - | - | 15,780 | 17,628 | - | - | 17,628 |
| National treasury notes | 31,139 | 7,172 | - | 38,311 | 26,065 | 3,444 | - | 29,509 |
| National treasury / securitization | | | | - | - | - | - | - |
| Brazilian external debt bonds | 7,426 | - | - | 7,426 | 3,711 | - | - | 3,711 |
| **Government securities - abroad** | 6,203 | - | - | 6,203 | 1,408 | - | - | 1,408 |
| Argentina | 1,744 | - | - | 1,744 | 310 | - | - | 310 |
| Chile | 513 | - | - | 513 | 382 | - | - | 382 |
| Colombia | 1,441 | - | - | 1,441 | 409 | - | - | 409 |
| United States | 1,932 | - | - | 1,932 | 141 | - | - | 141 |
| Italy | 251 | - | - | 251 | - | - | - | - |
| Mexico | 15 | - | - | 15 | 58 | - | - | 58 |
| Paraguay | 3 | - | - | 3 | 2 | - | - | 2 |
| Peru | 15 | - | - | 15 | 9 | - | - | 9 |
| Uruguay | 289 | - | - | 289 | 97 | - | - | 97 |
| **Corporate securities** | 6,162 | 2,871 | 85 | 9,118 | 5,706 | 4,651 | 478 | 10,835 |
| Shares | 1,405 | 344 | - | 1,749 | 2,871 | 424 | - | 3,295 |
| Bank deposit certificates | - | 62 | - | 62 | 1 | 91 | - | 92 |
| Real estate receivables certificates | - | - | 85 | 85 | - | - | 396 | 396 |
| **Fund quotas** | **1,416** | **2,021** | **-** | **3,437** | **303** | **3,274** | **-** | **3,577** |
| Credit rights | - | 1,326 | - | 1,326 | - | 2,764 | - | 2,764 |
| Fixed income | 9 | 668 | - | 677 | 7 | 504 | - | 511 |
| Variable income | 1,407 | 27 | - | 1,434 | 296 | 6 | - | 302 |
| Debentures | 503 | 282 | - | 785 | 534 | 505 | 58 | 1,097 |
| Eurobonds and other | 2,838 | - | - | 2,838 | 1,997 | 79 | 6 | 2,082 |
| Financial bills | - | 79 | - | 79 | - | 188 | - | 188 |
| Other | - | 83 | - | 83 | - | 90 | 18 | 108 |
| | | | | | | | | |
| **Available for sale securities** | 119,260 | 59,210 | 2,077 | 180,547 | 92,043 | 52,964 | 9,431 | 154,438 |
| **Government securities - Brazil** | 54,234 | 1,186 | 183 | 55,603 | 49,438 | 853 | 192 | 50,483 |
| Financial treasury bills | 1 | - | - | 1 | 233 | - | - | 233 |
| National treasury bills | 16,751 | - | - | 16,751 | 18,517 | - | - | 18,517 |
| National treasury notes | 22,950 | 1,186 | - | 24,136 | 18,592 | 853 | - | 19,445 |
| National treasury / securitization | - | - | 183 | 183 | - | - | 192 | 192 |
| Brazilian external debt bonds | 14,532 | - | - | 14,532 | 12,096 | - | - | 12,096 |
| **Government securities - abroad** | 51,405 | - | - | 51,405 | 37,016 | - | - | 37,016 |
| Germany | 31 | - | - | 31 | 23 | - | - | 23 |
| Chile | 25,748 | - | - | 25,748 | 11,665 | - | - | 11,665 |
| Colombia | 3,841 | - | - | 3,841 | 3,877 | - | - | 3,877 |
| Korea | 2,880 | - | - | 2,880 | 3,427 | - | - | 3,427 |
| Spain | 5,060 | - | - | 5,060 | 4,983 | - | - | 4,983 |
| United States | 1,887 | - | - | 1,887 | 2,836 | - | - | 2,836 |
| Italy | - | - | - | - | 329 | - | - | 329 |
| Mexico | 8,356 | - | - | 8,356 | 7,552 | - | - | 7,552 |
| Paraguay | 2,820 | - | - | 2,820 | 1,781 | - | - | 1,781 |
| Uruguay | 782 | - | - | 782 | 543 | - | - | 543 |
| **Corporate securities** | 13,621 | 58,024 | 1,894 | 73,539 | 5,589 | 52,111 | 9,239 | 66,939 |
| Shares | 121 | 2,502 | - | 2,623 | 184 | 2,492 | - | 2,676 |
| Rural product note | - | 5,770 | 124 | 5,894 | - | 3,976 | 1,444 | 5,420 |
| Bank deposit certificates | - | 84 | - | 84 | - | 2,373 | - | 2,373 |
| Real estate receivables certificates | - | - | 1,070 | 1,070 | - | - | 1,243 | 1,243 |
| Fixed income fund quotas | - | 278 | - | 278 | - | 205 | - | 205 |
| Debentures | 9,417 | 36,103 | 700 | 46,220 | 3,813 | 35,415 | 6,011 | 45,239 |
| Eurobonds and other | 4,083 | 994 | - | 5,077 | 1,592 | 1,666 | 248 | 3,506 |
| Mortgage notes | - | 336 | - | 336 | - | 339 | - | 339 |
| Promissory notes | - | 10,933 | - | 10,933 | - | 4,712 | 282 | 4,994 |
| Other | - | 1,024 | - | 1,024 | - | 933 | 11 | 944 |

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.

| | 06/30/2020 | | | | 12/31/2019 | | | |
|---|---|---|---|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total | Level 1 | Level 2 | Level 3 | Total |
| **Assets** | 22 | 83,620 | 177 | 83,819 | 14 | 41,521 | 103 | 41,638 |
| Swap contracts – Adjustment receivable | - | 53,701 | 157 | 53,858 | - | 26,426 | 32 | 26,458 |
| Option contracts | 13 | 14,027 | 20 | 14,060 | - | 8,309 | 71 | 8,380 |
| Forward contracts | - | 3,106 | - | 3,106 | - | 2,012 | - | 2,012 |
| Credit derivatives | - | 122 | - | 122 | - | 167 | - | 167 |
| NDF - Non Deliverable Forwards | - | 12,099 | - | 12,099 | - | 4,446 | - | 4,446 |
| Other derivative financial instruments | 9 | 565 | - | 574 | 14 | 161 | - | 175 |
| **Liabilities** | (27) | (89,005) | (130) | (89,162) | (7) | (47,706) | (85) | (47,798) |
| Swap contracts – Adjustment payable | - | (62,428) | (126) | (62,554) | - | (32,898) | (46) | (32,944) |
| Option contracts | (6) | (14,946) | (4) | (14,956) | - | (8,960) | (39) | (8,999) |
| Forward contracts | - | (1,910) | - | (1,910) | - | (754) | - | (754) |
| Credit derivatives | - | (328) | - | (328) | - | (40) | - | (40) |
| NDF - Non Deliverable Forwards | - | (9,356) | - | (9,356) | - | (4,971) | - | (4,971) |
| Other derivative financial instruments | (21) | (37) | - | (58) | (7) | (83) | - | (90) |

There were no significant transfers between Level 1 and Level 2 during the period of 06/30/2020 and 12/31/2019. Transfers to and from Level 3 are presented in movements of Level 3.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 | 4.61

**Measurement of Level 2 fair value based on pricing services and brokers**

To ensure that the fair value of these instruments is properly classified as Level 2, in-house analysis of information received are conducted, so as to understand the nature of inputs used by the service provider.

Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary.

For financial instruments classified as Level 2, the pricing service or brokers were used to price securities substantially represented by:

- **Debentures:** When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by B3, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustrative non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters intended to eliminate outliers.

- **Financial Bills:** In order to mark Financial Bills to market, it is necessary to calculate its future value by projecting the notional issue value and its yields established by contract (fixed rate, floating rate or price index) and discounting the fixed curve in reais, obtained through DI Futures prices traded on B3.

- **Global and corporate securities:** The pricing process for these securities consists of capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The method then compares the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. These prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING PRUDENTIAL provides to Bloomberg. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. If it is higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The Institutional Treasury price is used as a reference only and never in the computation of the final price.

**Level 3 recurring fair value measurements**

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure is periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base.

The most frequent cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets. For swaps, the indexers for both legs are analyzed. There are some cases in which the input periods are shorter than the maturity of the derivative.

**Recurring changes in fair value of Level 3**

The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING PRUDENTIAL in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares.

| | Fair value at 12/31/2019 | Total gains or losses (Realized/unrealized) | | Purchases | Settlements | Transfers in and/or out of Level 3 | Fair value at 06/30/2020 | Total gains or losses (Realized/ unrealized) |
|---|---|---|---|---|---|---|---|---|
| | | Recognized in income | Recognized in Other comprehensive income | | | | | |
| **Trading securities** | 478 | (21) | - | 196 | (402) | (166) | 85 | (2) |
| **Corporate securities** | 478 | (21) | - | 196 | (402) | (166) | 85 | (2) |
| Real estate receivable certificate | 396 | (14) | - | 63 | (360) | - | 85 | (2) |
| Debentures | 58 | - | - | 51 | - | (109) | - | - |
| Eurobonds and other | 6 | (9) | - | 72 | (12) | (57) | - | - |
| Other | 18 | 2 | - | 10 | (30) | - | - | - |
| **Available for sale securities** | 9,431 | 3,839 | (4,595) | 4,456 | (1,484) | (9,570) | 2,077 | (1,308) |
| **Government securities - Brazil** | 192 | (249) | 240 | - | - | - | 183 | 41 |
| **Corporate securities** | 9,239 | 4,088 | (4,835) | 4,456 | (1,484) | (9,570) | 1,894 | (1,349) |
| Rural product note | 1,444 | 86 | (134) | 384 | (283) | (1,373) | 124 | (53) |
| Real estate receivable certificate | 1,243 | (165) | (308) | 300 | - | - | 1,070 | (65) |
| Debentures | 6,011 | 4,130 | (4,363) | 1,892 | (656) | (6,314) | 700 | (1,231) |
| Eurobonds and other | 248 | 34 | (4) | 269 | (534) | (13) | - | - |
| Promissory notes | 282 | 6 | (28) | 1,611 | (11) | (1,860) | - | - |
| Other | 11 | (3) | 2 | - | - | (10) | - | - |

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 | 4.62

| | Fair value at 12/31/2019 | Total gains or losses (Realized/Unrealized) | | Purchases | Settlements | Transfers in and/or out of Level 3 | Fair value at 06/30/2020 | Total gains or losses (Realized/ unrealized) |
|---|---|---|---|---|---|---|---|---|
| | | Recognized in income | Recognized in Other comprehensive income | | | | | |
| **Derivatives - Assets** | 103 | 181 | - | 82 | (178) | (11) | 177 | 146 |
| Swap contracts – Adjustment receivable | 32 | 128 | - | 9 | (2) | (10) | 157 | 155 |
| Option contracts | 71 | 53 | - | 73 | (176) | (1) | 20 | (9) |
| **Derivatives - Liabilities** | (85) | (126) | - | (42) | 104 | 19 | (130) | (119) |
| Swap contracts – Adjustment payable | (46) | (96) | - | (4) | - | 20 | (126) | (119) |
| Option contracts | (39) | (30) | - | (38) | 104 | (1) | (4) | - |

**Sensitivity Analysis of Level 3 Operations**

The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Significant unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to substantial changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for nonlinear assets:

| Sensitivity – Level 3 Operations | | 06/30/2020 | | 12/31/2019 | |
|---|---|---|---|---|---|
| | | Impacts | | Impacts | |
| Market risk factor groups | Scenarios | Income | Stockholders' equity | Income | Stockholders' equity |
| Interest rate | I | (0.01) | (0.96) | (0.13) | (2.32) |
| | II | (0.31) | (23.80) | (3.21) | (57.61) |
| | III | (0.62) | (47.11) | (6.44) | (114.34) |
| Shares | I | - | - | - | - |
| | II | - | - | - | - |
| Nonlinear | I | (15.48) | - | (22.61) | - |
| | II | (21.45) | - | (43.16) | - |

The following scenarios are used to measure sensitivity:

**Interest rate**
Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

**Shares**
Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario.

**Nonlinear**
Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 | 4.63

Note 16 – Earnings per share a) Basic earnings per share Net income attributable to ITAÚ UNIBANCO HOLDING PRUDENTIAL’s shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares. 01/01 to 01/01 to 06/30/2020 06/30/2019 Net income attributable to owners of the parent company 6,602 13,422 Minimum non-cumulative dividends on preferred shares (105) (105) Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners (109) (109) Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners: 6,388 13,208 Common 3,246 6,727 Preferred 3,142 6,481 Total net income available to equity owners: Common 3,355 6,836 Preferred 3,247 6,586 Weighted average number of shares outstanding Common 4,958,290,359 4,958,290,359 Preferred 4,798,481,927 4,777,575,546 Basic earnings per share – R$ Common 0.68 1.38 Preferred 0.68 1.38 b) Diluted earnings per share Calculated similarly to the basic earnings per share; however, it includes the conversion of all preferred shares potentially dilutable in the denominator. 01/01 to 01/01 to 06/30/2020 06/30/2019 Net income available to preferred equity owners 3,247 6,586 Dividends on preferred shares after dilution effects 10 27 Net income available to preferred equity owners considering preferred shares after the dilution effect 3,257 6,613 Net income available to ordinary equity owners 3,355 6,836 Dividend on preferred shares after dilution effects (10) (27) Net income available to ordinary equity owners considering preferred shares after the dilution effect 3,345 6,809 Adjusted weighted average of shares Common 4,958,290,359 4,958,290,359 Preferred 4,826,762,713 4,816,454,169 Preferred 4,798,481,927 4,777,575,546 Incremental as per share-based payment plans 28,280,786 38,878,623 Diluted earnings per share – R$ Common 0.67 1.37 Preferred 0.67 1.37 Potential anti-dilution effects of shares under our share-based payment, excluded from the calculation of diluted earnings per share, totaled 365 preferred shares at 06/30/2020. There was no such effect at 06/30/2019. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 .1

**Note 17 – Post-employment benefits**

ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiaries, sponsors retirement plans to its employees.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new adhesions. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plans:

- Defined Benefit Plans (BD): plans which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and its cost is actuarially determined;

- Defined Contribution Plans (CD): are those plans which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid; and

- Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investment accumulated by the participant on the eligibility date.

Below is a list of benefit plans and their modalities:

| Entity | Benefit plan | Modality |
|---|---|---|
| Fundação Itaú Unibanco - Previdência Complementar - FIU | Supplementary retirement plan | Defined Benefit |
| | Supplementary Retirement Plan – Flexible Premium Annuity | |
| | Franprev benefit plan | |
| | 002 benefit plan | |
| | Prebeg benefit plan | |
| | UBB PREV defined benefit plan | |
| | Benefit Plan II | |
| | Itaulam basic plan | |
| | Itaucard Defined Benefit Plan | |
| | Itaú Unibanco Main Retirement Plan | |
| | Itaubanco Defined Contribution Plan | Defined Contribution |
| | Itaubank Retirement Plan | |
| | Redecard Pension Plan | |
| | Unibanco Pension Plan – Intelligent Future | Variable Contribution |
| | Itaulam Supplementary Plan | |
| | Itaucard Variable Contribution Plan | |
| | Itaú Unibanco Supplementary Retirement Plan | |
| FUNBEP Fundo de Pensão Multipatrocinado | Benefit Plan I | Defined Benefit |
| | Benefit Plan II | Variable Contribution |

Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participants' accounts, according to the respective benefit plan regulations.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 | 41

**a) Main Actuarial Assumptions**

Actuarial assumptions of demographic and financial nature should reflect the best estimated about the variables that determine the post-employment benefit obligations.

The main demographic assumptions comprise: mortality table and turnover of active participants and the main financial assumptions include: discount rate, future salary increases, growth of plan benefits and inflation.

| | 06/30/2020 | 06/30/2019 |
|---|---|---|
| Discount rate [(1)] | 7.64% p.a. | 9.72% p.a. |
| Mortality table [(2)] | AT-2000 | AT-2000 |
| Turnover [(3)] | Itaú Experience 2008/2010 | Itaú Experience 2008/2010 |
| Future salary growth | 4.00% to 7.12 % p.a. | 4.00% to 7.12 % p.a. |
| Growth of the pension fund benefits | 4.00 % p.a. | 4.00 % p.a. |
| Inflation | 4.00 % p.a. | 4.00 % p.a. |
| Actuarial method | Projected Unit Credit | Projected Unit Credit |

*(1) Determined based on market yield related to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.*

*(2) Correspond to those disclosed by SOA – Society of Actuaries, that reflect a 10% increase in the probabilities of survival regarding the respective basic tables.*

*(3) Updated to the new expectation of mass behavior.*

Retired plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actual assumptions adequate to masses of participants and the economic scenario of each country.

**b) Risk Management**

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils.

Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.

**- Financial Risk –** the actuarial liability is calculated by adopting a discount rate different from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

**- Inflation risk** – a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

**- Demographic Risk –** plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study prepared by an independent consulting company. The actuarial method used is the aggregate method, through which the plan costing Is defined by the difference between its equity coverage and the current value of its future liabilities. Observing the methodology established in the respective actuarial technical note. In the event deficit is verified in the concession period above the settlement limits set forth by the legislation in force, a debt agreement is entered into with the sponsor with financial guarantees.

**c) Asset management**

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 | 42

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an Active Market and Not Quoted in an Active Market:

| Types | Fair value | | % Allocation | |
|---|---|---|---|---|
| | 06/30/2020 | 12/31/2019 | 06/30/2020 | 12/31/2019 |
| **Fixed income securities** | **21,220** | **20,672** | **92.04%** | **90.93%** |
| Quoted in an active market | 20,903 | 20,366 | 90.67% | 89.59% |
| Non quoted in an active market | 317 | 306 | 1.37% | 1.34% |
| **Variable income securities** | **1,153** | **1,392** | **5.00%** | **6.12%** |
| Quoted in an active market | 1,144 | 1,384 | 4.96% | 6.09% |
| Non quoted in an active market | 9 | 8 | 0.04% | 0.03% |
| **Structured investments** | **76** | **65** | **0.33%** | **0.29%** |
| Quoted in an active market | - | - | 0.00% | 0.00% |
| Non quoted in an active market | 76 | 65 | 0.33% | 0.29% |
| **Real estate** | **529** | **529** | **2.30%** | **2.33%** |
| **Loans to participants** | **77** | **74** | **0.33%** | **0.33%** |
| **Total** | **23,055** | **22,732** | **100.00%** | **100.00%** |

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 11 (R$ 11 at 12/31/2019), and real estate rented to Group companies, with a fair value of R$ 433 (R$ 445 at 12/31/2019).

**d) Other post-employment benefits**

ITAÚ UNIBANCO HOLDING PRUDENTIAL and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from judicial decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. In the last 3 years, ITAÚ UNIBANCO HOLDING PRUDENTIAL used the percentage of 8.16% p.a. for medical inflation and the percentage of 3% p.a. for aging factor.

Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used.

**e) Net amount recognized in the balance sheet**

| | 06/30/2020 | | | |
|---|---|---|---|---|
| | BD and CV Plans | CD Plans | Other post-employment benefits | Total |
| 1 - Net assets of the plans | 23,055 | 1,484 | - | 24,539 |
| 2 - Actuarial liabilities | (19,973) | - | (949) | (20,922) |
| 3 - Asset restriction (*) | (3,877) | (877) | - | (4,754) |
| **4 - Net amount recognized in the balance sheet (1+2+3)** | **(795)** | **607** | **(949)** | **(1,137)** |
| Amount recognized in Assets (Note 9a) | 94 | 607 | - | 701 |
| Amount recognized in Liabilities (Note 9d) | (889) | - | (949) | (1,838) |

| | 12/31/2019 | | | |
|---|---|---|---|---|
| | BD and CV Plans | CD Plans | Other post-employment benefits | Total |
| 1 - Net assets of the plans | 22,732 | 1,475 | - | 24,207 |
| 2 - Actuarial liabilities | (19,713) | - | (967) | (20,680) |
| 3 - Asset restriction (*) | (3,761) | (849) | - | (4,610) |
| **4 - Net amount recognized in the balance sheet (1+2+3)** | **(742)** | **626** | **(967)** | **(1,083)** |
| Amount recognized in Assets (Note 9a) | 91 | 626 | - | 717 |
| Amount recognized in Liabilities (Note 9d) | (833) | - | (967) | (1,800) |

*(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with Bacen Resolution nº 4,424/15.*

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 | 43

**f) Change in the net amount recognized in the balance sheet:**

| | 06/30/2020 | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | BD and CV plans | | | | CD plans | | | Ohter post-employment benefit | Total |
| | Net assets | Actuarial liabilities | Asset ceiling | Recognized amount | Pension plan fund | Asset ceiling | Recognized amount | Liabilities | Recognized amount |
| **Amounts at the beginning of the period** | **22,732** | **(19,713)** | **(3,761)** | **(742)** | **1,475** | **(849)** | **626** | **(967)** | **(1,083)** |
| **Amounts recognized in income (1+2+3)** | **866** | **(803)** | **(144)** | **(81)** | **56** | **(32)** | **24** | **(39)** | **(96)** |
| 1 - Cost of current service | - | (52) | - | (52) | - | - | - | - | (52) |
| 2 - Cost of past service | - | - | - | - | - | - | - | - | - |
| 3 - Net interest [(1) (3)] | 866 | (751) | (144) | (29) | 56 | (32) | 24 | (39) | (44) |
| **Amounts recognized in stockholder´s equity (4+5+6)** | **23** | **(68)** | **28** | **(17)** | **-** | **4** | **4** | **-** | **(13)** |
| 4 - Effects on asset ceiling | - | - | 28 | 28 | - | 4 | 4 | - | 32 |
| 5 - Remeasurements [(2) (3)] | - | - | - | - | - | - | - | - | - |
| 6 - Exchange variation | 23 | (68) | - | (45) | - | - | - | - | (45) |
| **Other (7+8+9+10)** | **(566)** | **611** | **-** | **45** | **(47)** | **-** | **(47)** | **57** | **55** |
| 7 - Receipt by allocation of funds | - | - | - | - | - | - | - | - | - |
| 8 - Benefits paid | (611) | 611 | - | - | - | - | - | 57 | 57 |
| 9 - Contributions and investments from sponsor | 41 | - | - | 41 | (47) | - | (47) | - | (6) |
| 10 - Contributions from parcipants | 4 | - | - | 4 | - | - | - | - | 4 |
| **Amounts end of the period** | **23,055** | **(19,973)** | **(3,877)** | **(795)** | **1,484** | **(877)** | **607** | **(949)** | **(1,137)** |

| | 12/31/2019 | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | BD and CV plans | | | | CD plans | | | Ohter post-employment benefit | Total |
| | Net assets | Actuarial liabilities | Asset ceiling | Recognized amount | Pension plan fund | Asset ceiling | Recognized amount | Liabilities | Recognized amount |
| **Amounts at the beginning of the period** | **18,808** | **(15,493)** | **(3,664)** | **(349)** | **1,604** | **(939)** | **665** | **(282)** | **34** |
| **Amounts recognized in income (1+2+3)** | **1,769** | **(1,514)** | **(355)** | **(100)** | **151** | **(91)** | **60** | **(459)** | **(499)** |
| 1 - Cost of current service | - | (75) | - | (75) | - | - | - | - | (75) |
| 2 - Cost of past service | - | - | - | - | - | - | - | (418) | (418) |
| 3 - Net interest [(1) (3)] | 1,769 | (1,439) | (355) | (25) | 151 | (91) | 60 | (41) | (6) |
| **Amounts recognized in stockholder´s equity (4+5+6)** | **3,239** | **(3,884)** | **258** | **(387)** | **(178)** | **181** | **3** | **(261)** | **(645)** |
| 4 - Effects on asset ceiling | - | - | 384 | 384 | - | 176 | 176 | - | 560 |
| 5 - Remeasurements [(2) (3)] | 3,245 | (3,907) | (126) | (788) | (178) | 5 | (173) | (261) | (1,222) |
| 6 - Exchange variation | (6) | 23 | - | 17 | | - | - | - | 17 |
| **Other (7+8+9+10)** | **(1,084)** | **1,178** | **-** | **94** | **(102)** | **-** | **(102)** | **35** | **27** |
| 7 - Receipt by allocation of funds | - | - | - | - | - | - | - | - | - |
| 8 - Benefits paid | (1,178) | 1,178 | - | - | - | - | - | 35 | 35 |
| 9 - Contributions and investments from sponsor | 84 | - | - | 84 | (102) | - | (102) | - | (18) |
| 10 - Contributions from parcipants | 10 | - | - | 10 | - | - | - | - | 10 |
| **Amounts end of the period** | **22,732** | **(19,713)** | **(3,761)** | **(742)** | **1,475** | **(849)** | **626** | **(967)** | **(1,083)** |

*1) Corresponds to the amount calculated at 01/01/2020 based on the initial amount (Net Assets, Actuarial Liabilities and Asset Ceiling), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 7.64% p.a. (At 01/01/2019 the rate used was 9.72% p.a.).*

*(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate.*

*(3) The actual return on assets amounted to R$ 866 (R$ 5,014 at 12/31/2019).*

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 | 44

**g) Defined benefit contribution**

| | Estimated contribution | Contributions made | |
|---|---|---|---|
| | 2020 | 01/01 to 06/30/2020 | 01/01 to 06/30/2019 |
| Pension plan - FIU | 52 | 20 | 32 |
| Pension plan - FUNBEP | 5 | 3 | 4 |
| **Total** | **57** | **23** | **36** |

**h) Maturity profile of defined benefit liabilities**

| | Duration (*) | 2020 | 2021 | 2022 | 2023 | 2024 | 2025 to 2029 |
|---|---|---|---|---|---|---|---|
| Pension plan - FIU | 11.89 | 837 | 866 | 894 | 922 | 952 | 5,190 |
| Pension plan - FUNBEP | 10.69 | 425 | 439 | 454 | 469 | 483 | 2,582 |
| Other post-employment benefits | 9.25 | 26 | 26 | 26 | 26 | 26 | 126 |
| **Total** | | **1,288** | **1,331** | **1,374** | **1,417** | **1,461** | **7,898** |

*(*) Average duration of plan´s actuarial liabilities.*

**i) Sensitivity analysis**

To measure the effects of changes in the key assumptions, sensitivity tests were conducted in actuarial liabilities. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

| Main assumptions | BD and CV plans | | | Other post-employment benefits | | |
|---|---|---|---|---|---|---|
| | Present value of liability | Income | Stockholders´ equity (*) | Present value of liability | Income | Stockholders´ equity (*) |
| **Interest rate** | | | | | | |
| Increase by 0.5% | (977) | - | 319 | (36) | - | 36 |
| Decrease by 0.5% | 1,104 | - | (421) | 41 | - | (41) |
| **Mortality rate** | | | | | | |
| Increase by 5% | (258) | - | 88 | (13) | - | 13 |
| Decrease by 5% | 357 | - | (94) | 17 | - | (17) |
| **Medical inflation** | | | | | | |
| Increase by 1% | - | - | - | 87 | - | (87) |
| Decrease by 1% | - | - | - | (69) | - | 69 |

*(*) Net of effects of asset ceiling.*

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 | 45

**Note 18 – Information on foreign subsidiaries**

ITAÚ UNIBANCO HOLDING PRUDENTIAL has subsidiaries abroad, basically compose of: Itaú Unibanco S.A. - Grand Cayman Branch, Miami Branch, Tokyo Branch, Nassau Branch, Cayman Branch, Itau Bank, Ltd., ITB Holding Ltd., Banco Itaú Argentina S.A., Banco Itaú Uruguay S.A., Itaú CorpBanca Colômbia S.A., Itaú CorpBanca S.A., Banco Itaú Paraguay S.A. and Itau BBA International plc; only at 06/30/2019 New York Branch; only at 06/30/2020 Miami Branch.

| | Net income | |
|---|---|---|
| | 01/01 to 06/30/2020 | 01/01 to 06/30/2019 |
| Foreign consolidated | 771 | 1,898 |

**Note 19 – Risk, Capital Management and Fixed Assets Limits**

**a) Corporate Governance**

ITAÚ UNIBANCO HOLDING CONSOLIDATED invests in sound processes for risk and capital management that permeates the whole institution and are the basis of all strategic decisions to ensure business sustainability.

These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING CONSOLIDATED's management by monitoring and analyzing risk and capital.

The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING CONSOLIDATED, are responsible for capital and risk management, and their decisions are monitored by the CGRC.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has collegiate bodies with capital and risk management responsibilities delegated to them, chaired by the Executive Vice-President of the Risk and Finance Department (ARF). To support this structure, ARF has departments to ensure, on an independent and centralized basis, that the institution's risks and capital are managed in compliance with defined policies and procedures.

**b) Risk Management**

**Risk Appetite**

The risk appetite of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on the Board of Director's statement:

*"We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on with strict ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting relationships with our customers, accurate risk pricing, widespread funding and proper use of capital."*

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 | 4.6

Based on this statement, five dimensions have been defined (Capitalization, Liquidity, Composition of Earnings, Operating Risk and Reputation). Each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure. The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO (Chief Risk Officer). The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING CONSOLIDATED. Foremost among BACEN’s requirements for proper risk and capital management are the Risk Appetite Statement (RAS) and the implementation of a continuous, integrated risk management structure, the stress test program, the establishment of a Risk Committee, and the nomination at BACEN of a Chief Risk Officer (CRO), with roles and responsibilities assigned, and requirements for independence. Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING CONSOLIDATED for routine decision-making purposes are based on: · Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING CONSOLIDATED is committed to doing business that is good both for the customer and the institution itself; · Risk Culture: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business; · Risk pricing: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s acts and assumes risks in business which it knows and understands, avoiding those with which it is unfamiliar or that do not offer a competitive edge, and carefully assessing the risk-return ratio; · Diversification: ITAÚ UNIBANCO HOLDING CONSOLIDATED has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business; · Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING CONSOLIDATED to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services; · Ethics and respect for regulation: for ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non- negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation. ITAÚ UNIBANCO HOLDING CONSOLIDATED has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk. These principles serve as a basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED’s guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. I – Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 4.7

The credit policy of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, and external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on. In compliance with CMN Resolution 4,557, of February 23, 2017, the document “Public Access Report – Credit Risk”, which includes the guidelines established by our credit risk control policy, can be viewed at www.itau.com.br/investor-relations, under Corporate Governance, Rules and Policies, Reports. II—Market risk The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things, political, economic and market conditions, the portfolio profile and the ability to operate in specific markets. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The National Monetary Council (CMN) has regulations governing the segregation of exposure to market risk into risk factors, such as: interest rate, exchange rate, equities and commodities. Brazilian inflation indexes are treated as a group of risk indicators and limits are managed in the same way as for the other indicators. The structure of limits and alerts obeys the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders’ equity, market liquidity, complexity and volatility, and the institution’s appetite for risk. In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 5 – Securities and derivative financial instruments). The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: · Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; · Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); · Stop loss: metrics used to revise positions, should losses accumulated in a fixed period reach a certain level; · Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at fair value (MtM – Marked to Market); and Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 4.8

· Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics: · ÄEVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of interest rate shock; · ÄNII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition, sensitivity and loss control measures are also analyzed. They include: · Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at fair value, allocated at the maturity dates; · Sensitivity (DV01- Delta Variation): impact on the fair value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate; · Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations. At June 30, 2020, ITAÚ UNIBANCO HOLDING CONSOLIDATED showed Total VaR of R$ 197, a reduction in relation to the same period of the previous year (R$ 278 at December 31, 2019), due to lower exposure in interest rates. The document “Public Access Report – Market Risk“, which includes which includes our internal policy guidelines for market risk control, is not an integral part of the financial statements, but can be viewed at www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies, Reports. III – Liquidity risk The possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by independent validation, internal control and audit areas. The document Public Access Report—Liquidity Risk, which includes our internal policy guidelines for liquidity risk control, is not an integral part of the financial statements, but can be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies, Reports. IV – Operating risk The possibility of losses from failures, defects or shortcomings in internal processes, people or systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk of inadequacies or defects in agreements signed by the institution, as well as sanctions for failing to comply with legal provisions and compensation to third parties for losses arising from the institution’s activities. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 4.9

The managers of executive areas use corporate methods developed and supplied by the internal controls, compliance and operating risk area. As part of governance of the risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas’ executives. In line with the principles of CMN Resolution 4,557, of February, 23, 2017, the document entitled “Public Access Report – Integrated Operational Risk Management and Internal Controls”, a summarized version of the institutional operating risk management policy, may be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies, Reports. V—Insurance, private pension and premium bonds risks The main risks related to Insurance, Private Pension and Premium Bonds portfolios are described below and defined in their respective chapters. · Underwriting risk: possibility of losses arising from insurance, pension plan and premium bonds operations contrary to the institution’s expectations of ITAÚ UNIBANCO HOLDING CONSOLIDATED, directly or indirectly associated with technical and actuarial bases adopted to calculate premiums, contributions and provisions; · Credit risk; · Market risk; · Liquidity risk; · Operating risk. These risks are managed independently, according to their special characteristics. VI – Social and Environmental Risk ITAÚ UNIBANCO HOLDING CONSOLIDATED understands social and environmental risk as the risk of potential losses due to exposure to social and environmental events arising from the performance of its activities. Mitigation actions of social and environmental risk are carried out through processes mappings, internal controls, monitoring new regulations on the subject, and recording occurrences in internal databases. In addition, risks identified, prioritized and actions taken complement the management of this risk in ITAÚ UNIBANCO HOLDING CONSOLIDATED. The social and environmental risk management is carried out by the first line of defense in its daily operations, supplemented by a specialized assessment of legal and risks control area. Business units also have their governance for approval of new products, including assessing the social and environmental risk, which ensures compliance in the new products and processes employed by the institution. Governance also includes the Social and Environmental Risk Committee, which is primarily responsible for guide institutional views of social and environmental risk exposure related to ITAÚ UNIBANCO HOLDING CONSOLIDATED activities. Further details on environmental and social risk, which is not an integral part of the financial statements, can be viewed at www.itau.com.br/investor-relations, under Reports / Pillar 3 and Index of Systemic and Global Importance / Risk and Capital Management – Pillar 3. c) Capital management governance ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans. The capital statements were prepared in accordance with BACEN’s regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS). Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 4.10

**I - Composition of capital**

The Referential Equity used to monitor the compliance with the operating limits imposed by BACEN, is the sum of three items, namely:

- **Common Equity Tier I:** the sum of capital, reserves and retained earnings, less deductions and prudential adjustments;
- **Additional Tier I Capital:** consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I;
- **Tier II Capital:** consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements.Together with the Common Equity Tier I and the Additional Tier I Capital, it makes up the Total Capital.

**Composition of Referential Equity**

| | 06/30/2020 | 12/31/2019 |
|---|---|---|
| Stockholders' equity attributable to controlling interests | 126,357 | 131,987 |
| Non-controlling interests | 11,390 | 11,110 |
| Change in interest in subsidiaries in a capital transaction | 63 | 259 |
| **Consolidated stockholders' equity (BACEN)** | **137,810** | **143,356** |
| Common Equity Tier I prudential adjustments | (29,691) | (26,028) |
| **Common Equity Tier I** | **108,119** | **117,328** |
| Instruments Eligible to comprise Additional Tier I | 17,981 | 11,266 |
| Additional Tier I Prudential Adjustments | 114 | 102 |
| **Additional Tier I Capital** | **18,095** | **11,368** |
| **Tier I (Common Equity Tier I + Additional Tier I Capital)** | **126,214** | **128,696** |
| Instruments Eligible to comprise Tier II | 14,360 | 11,833 |
| Tier II Prudential Adjustments | 76 | 67 |
| **Tier II** | **14,436** | **11,900** |
| **Referential Equity (Tier I + Tier II)** | **140,650** | **140,596** |

**II - Risk-Weighted Assets (RWA)**

For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures:

$$RWA = RWA_{CPAD} + RWA_{MINT} + RWA_{OPAD}$$

| | 06/30/2020 | 12/31/2019 |
|---|---|---|
| Credit risk ($RWA_{CPAD}$)(1) | 922,909 | 784,730 |
| Market risk ($RWA_{MINT}$)(2) | 25,237 | 25,002 |
| Operational risk ($RWAP_{OPAD}$)(3) | 92,476 | 81,568 |
| **Total risk-weighted assets** | **1,040,622** | **891,300** |

*(1) Portion related to exposures to credit risk, calculated using the standardized approach.*

*(2) Portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars nº 3,646 and nº 3,674.*

*(3) Portion related to capital required for operational risk, calculated based on the standardized approach.*

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 | 4.11

The tables below present the breakdown of credit, market and operational risk weighted assets, respectively: Credit risk 06/30/2020 12/31/2019 Securities 52,820 54,715 Loan operations – Retail 134,391 139,522 Loan operations – Non-retail 326,007 274,324 Joint Liabilities—Retail 166 150 Joint Liabilities—Non-Retail 49,840 45,657 Loan commitments – Retail 39,849 37,700 Loan commitments – Non-retail 10,242 11,138 Derivatives – Future potential gain 5,754 4,787 Inermediation 2,774 2,422 Other exposures 301,066 214,315 Total 922,909 784,730 Market Risk 06/30/2020 12/31/2019 Market Risk Weighted Assets—Standard Aproach (RWAMPAD ) 31,547 28,328 Operations subject to interest rate variation 28,054 24,724 Fixed rate denominated in reais 1,418 5,273 Foreign exchange coupon 14,598 13,118 Price index coupon 12,038 6,333 Operations subject to commodity price variation 1,631 1,087 Operations subject to stock price variation 369 1,162 Operations subject to risk exposures in gold, foreign currency and foreign exchange variation 1,493 1,355 Minimum Market Risk Weighted Assets—Standard Aproach (RWAMPAD ) (*) (a) 25,237 22,662 Market Risk Weighted Assets calculated based on internal methodology (b) 23,988 25,002 Reduction of Market Risk Weighted Assets due to Internal Models Aproach (6,310) (3,326) Market Risk Weighted Assets (RWAMINT )—maximum of (a) and (b) 25,237 25,002 (*) Calculated based on internal models, with maximum saving possibility of 20% of the standard model. At 06/30/2020, RWAMINT totaled R$ 25,237, that corresponds to the value of 80% of RWAMPAD , above the need of capital calculated through the internal methodology, which totaled R$ 23,988. At 12/31/2019, RWAMINT totaled R$ 25,002, which corresponds to the need of capital calculated through the internal methodology, higher than the value of 80% of RWAMPAD , which totaled R$ 22,662. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 4.12

**Operational Risk**

| | 06/30/2020 | 12/31/2019 |
|---|---|---|
| **Operational Risk-Weighted Assets ($RWA_{OPAD}$)** | **92,476** | **81,568** |
| Retail | 14,431 | 14,005 |
| Commercial | 28,718 | 27,536 |
| Corporate finance | 3,416 | 2,746 |
| Negotiation and sales | 23,490 | 15,430 |
| Payments and settlement | 8,696 | 8,802 |
| Financial agent services | 4,596 | 4,641 |
| Asset management | 8,806 | 8,101 |
| Retail brokerage | 323 | 307 |

**III – Capital adequacy**

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The result of the last ICAAP – which was dated December 2019 – indicated that ITAÚ UNIBANCO HOLDING CONSOLIDATED has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution's equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING CONSOLIDATED is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios.

The Basel Ratio reached 13.5% at June 30, 2020, 2.3 p.p. lower than at December 31, 2019, mainly due to the foreign exchange impact, the provision of interest on capital, dividends referring to fiscal year 2019, and increase in risk-weighted assets, partially diminished by net income in the period and issuance of level 1 and level 2 debts.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a surplus over the required minimum Referential Equity of R$ 57,400 (R$ 69,292 at 12/31/2019), well above the ACP of R$ 23,414 (R$ 31,195 at 12/31/2019), and generously covered by available capital.

| | 06/30/2020 | | | | 12/31/2019 | | | |
|---|---|---|---|---|---|---|---|---|
| | Amount | | Ratio | | Amount | | Ratio | |
| | Required | Current | Required | Current | Required | Current | Required | Current |
| Common Equity Tier I | 46,828 | 108,119 | 4.5% | 10.4% | 40,108 | 117,328 | 4.5% | 13.2% |
| Additional Tier I Capital | - | 18,095 | - | - | - | 11,368 | - | - |
| **Tier I (Common Equity Tier I + Additional Tier I Capital)** | **62,437** | **126,214** | **6.0%** | **12.1%** | **53,478** | **128,696** | **6.0%** | **14.4%** |
| Tier II | - | 14,436 | - | - | - | 11,900 | - | - |
| **Referential Equity (Tier I + Tier II)** | **83,250** | **140,650** | **8.0%** | **13.5%** | **71,304** | **140,596** | **8.0%** | **15.8%** |
| Amount Required for Additional Capital Buffers | 23,414 | | 2.25% | | 31,195 | | 3.5% | |

The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING CONSOLIDATED falls within the maximum limit of 50% of adjusted RE, established by BACEN. At 06/30/2020 , fixed assets ratio reached 25.8% (27.9% at 12/31/2019), showing a surplus of R$ 34,053 (R$ 31,104 at 12/31/2019).

Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/investor-relations, section Reports / Pillar 3 and Global Systemically Important Banks.

**IV - Recovery Plan**

In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System.

More details on the Recovery Plan can be viewed at www.itau.com.br/investor-relations , section "Reports / Pillar 3 and Global Systemically Important Banks / Risk and Capital Management – Pillar 3".

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 | 4.13

V—Stress testing The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING CONSOLIDATED’s results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation. For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557. In this process, the main potential risks to the economy are assessed based on the judgment of the bank’s team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING CONSOLIDATED and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, the basic interest rate and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area. Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived. The stress test is also an integral part of the ICAAP (Internal Capital Adequacy Process), the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities. This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s risk appetite metrics. VI – Leverage Ratio The Leverage Ratio is defined as the ratio of Capital Tier I to Total Exposure, calculated pursuant to BACEN Circular 3,748, of February 27, 2015. The purpose of this ratio is to be a simple measure of leverage not sensitive to risk, thus it does not consider weighting or mitigation factors. According to instructions in BACEN Circular Letter 3,706, of May 5, 2015, since October 2015 ITAÚ UNIBANCO HOLDING has sent the Leverage Ratio to BACEN, in accordance with Basel recommendations, on the basis of the ratio’s behavior for the period between 2011, when it was introduced, and 2017. Note 20 – Supplementary information a) Insurance policy—ITAÚ UNIBANCO HOLDING PRUDENTIAL, despite the reduced risk exposure due to the low physical concentration of its assets, has a policy of insuring valuables and assets at amounts considered sufficient to cover possible losses. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 4.14

**b) Foreign currency –** The balances in Reais linked to the foreign currencies were as follows:

| | 12/31/2019 | 12/31/2018 |
|---|---|---|
| Permanent foreign investments | 43,356 | 58,203 |
| Net amount of other assets and liabilities indexed to foreign currency, including derivatives | (113,115) | (145,475) |
| **Net foreign exchange position** | **(69,759)** | **(87,272)** |

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

**c) Agreements for offsetting and settlement of liabilities within the scope of the National Financial System**

Offset agreements are in force in relation to derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution 3,263, of February 24, 2005, the purpose of which is to enable the offsetting of credits and debits with the same counterparty, and where the maturity dates of receivables and payables can be brought forward to the date of an event of default by one of the parties or in the event of bankruptcy of the debtor.

**d) "Coronavirus" COVID-19 relief efforts**

On April 06, 2020, ITAÚ UNIBANCO HOLDING PRUDENTIAL held a conference call with its stockholders and the market in general to give an update on the measures implemented by the bank in the management of its operations and to support its employees, clients and society in view of the new COVID-19 pandemic.

ITAÚ UNIBANCO HOLDING PRUDENTIAL is monitoring the economic effects of this pandemic in Brazil and the other countries where it operates, which may adversely affect its results. At the beginning of the COVID-19 outbreak, the Institutional Crisis Management Committee was set up, which monitors, on a daily basis, the effects of the spread of the pandemic and its impacts on our operations, in addition to the government actions to mitigate the effects of this pandemic.

The Brazilian Government, by means of the National Monetary Council and the Central Bank of Brazil, has been adopting measures to mitigate the impacts caused by COVID-19, particularly on loan transactions, funding operations, reduction of reserve requirements and capital-related issues.

Accordingly, by the date of this disclosure, ITÁÚ UNIBANCO HOLDING PRUDENTIAL has identified: (a) an increase in loan and financing operations, particularly to companies; (b) increases in requests for renegotiations and extensions for loan operations; (c) impacts on the allowance for doubtful accounts and impairment of financial assets; (d) impacts on the pricing of its financial instruments arising from the high volatility in the markets and (e) an increase in funding operations.

It is worth noting that ITAÚ UNIBANCO HOLDING PRUDENTIAL maintains its operational activities, even with the measures adopted to contain COVID-19, and continues to monitor and assess the identified impacts of this pandemic on its results, as well as its effects on critical estimates and judgments for the preparation of its Consolidated Financial Statements.

The effects of COVID-19 on the Financial Statements are reflected in the notes: 5 – Securities and derivative financial instruments (assets and liabilities), 6 - Loan, lease and other credit operations and 17 – Fair value of financial instruments.

**e) A R$ 1 billion donation for the novel Coronavirus relief efforts in Brazil**

In April, 2020, ITAÚ UNIBANCO HOLDING created the initiative "Todos pela Saúde" (All for Health) from the donation of R$ 1 billion, aiming at combating the new Coronavirus and its effects on Brazilian society. "Todos Pela Saúde" will operate based on four axes of action: Informing, Protecting, Caring, and Resuming.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2020 | 4.15

www.pwc.com.br Itaú Unibanco Holding S.A. and subsidiaries— Prudential Conglomerate Financial statements at June 30, 2020 and independent auditor’s report

(A free translation of the original in Portuguese)

# *Independent auditor's report on the consolidated financial statements of the Prudential Conglomerate*

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

## Opinion

We have audited the accompanying consolidated financial statements of the Prudential Conglomerate of Itaú Unibanco Holding S.A. (the "Bank"), which comprise the prudential consolidated balance sheet as at June 30, 2020 and the prudential consolidated statements of income, comprehensive income, changes in stockholders´equity and cash flows for the six-month period, and notes to the financial statements, including a summary of significant accounting policies. These special purpose consolidated financial statements were prepared in accordance with specified procedures as established in Resolution 4,280, from October 31, 2013, issued by National Monetary Council (CMN), and supplementary regulations of the Brazilian Central Bank (BACEN), described in Note 2 - "Presentation of the Consolidated Financial Statements".

In our opinion, the consolidated financial statements of the Prudential Conglomerate referred to above present fairly, in all material respects, the financial position of the Prudential Conglomerate of Itaú Unibanco Holding S.A. as at June 30, 2020, and the consolidated financial performance and cash flows for the six-month period, in accordance with the provisions for the preparation of consolidated financial statements of prudential conglomerates established by Resolution 4,280 of the CMN and supplementary regulations of BACEN, for the preparation of these special purpose consolidated financial statements, as described in the Notes 2 - "Presentation of the Consolidated Financial Statements" and 3 - "Significant accounting policies" to the consolidated financial statements.

## Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the "Auditor's responsibilities for the audit of the consolidated financial statements". We are independent of the Bank and of its subsidiaries in accordance with the ethical requirements established in the Accountant's Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Emphasis of matter - basis of preparation of the consolidated financial statements of the Prudential Conglomerate

Without modifying our opinion, we draw attention to the Note 2 - "Presentation of the Consolidated Financial Statements", which discloses that the consolidated financial statements of the Prudential

*PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 60054, T: +55 (11) 3674 2000, www.pwc.com.br*

Itaú Unibanco Holding S.A. Conglomerate were prepared by the management of the Bank to comply with the requirements of Resolution 4,280 of the CMN, and supplementary regulations of BACEN. Consequently, our report on these consolidated financial statements was prepared exclusively for the compliance with these specific requirements and, accordingly, may not be suitable for another purpose. Others matters Itaú Unibanco Holding S.A. prepared a set of parent company and consolidated financial statements for general purposes referring to the six-month period at June 30, 2020, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank—BACEN. Our independent auditor’s report on those statements, dated August 03, 2020, was unmodified. Other information accompanying the consolidated financial statements and the auditor’s report The Report. Our opinion on the consolidated financial statements does not cover the Management report, and we do not express any form of audit conclusion thereon. In connection with the audit of the consolidated financial statements of the Prudential Conglomerate, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appear to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard. Responsibilities of management and those charged with governance for the consolidated financial statements Management is responsible for the preparation and fair presentation of the consolidated financial statements of the Prudential Conglomerate in accordance with Resolution 4,280 of CMN, and supplementary regulations of BACEN, whose main criteria and accounting policies are disclosed in the Notes 2—“Presentation of the Consolidated Financial Statements “ and 3—“Significant accounting policies”, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is responsible for assessing the Bank’s ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so. Those charged with governance in the Bank are responsible for overseeing the financial reporting process of the Prudential Conglomerate. 3

Itaú Unibanco Holding S.A. Auditor’s responsibilities for the audit of the consolidated financial statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements of the Prudential Conglomerate, prepared in accordance with Resolution 4,280 of CMN, and supplementary regulations of BACEN, as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that the audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with Brazilian and International Standards on Auditing, taking into consideration the NBC TA 800 (Special Conditions Audit Financial Statements in accordance with special purpose accounting conceptual structures), we exercise professional judgment and maintain professional skepticism throughout the audit. We also: Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries. Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank to cease to continue as going concern. Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. 4

Itaú Unibanco Holding S.A. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. São Paulo, August 25, 2020 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Emerson Laerte da Silva Contador CRC 1SP171089/O-3